

FISCAL YEAR 2026

# Annual Report

# Our Company

nCino (NASDAQ: NCNO) is **powering a new era in financial services.** The Company was founded to help financial institutions digitize and reengineer business processes to boost efficiencies and create better banking experiences. With over 2,700 customers worldwide - including community banks, credit unions, independent mortgage banks, and some of the largest financial entities globally – nCino offers a trusted platform of best-in-class, intelligent solutions. By integrating artificial intelligence and actionable insights into its platform, nCino is helping financial institutions consolidate legacy systems to enhance strategic decision-making, improve risk management, and elevate customer satisfaction by cohesively bringing together people, AI and data.

## KEY HIGHLIGHTS

- **1,650+** employees
- **2,700+** customers
- **Deployed** in over **25 countries**
- Global Headquarters: **Wilmington, NC, USA**
- **13** offices globally

**13%**
Subscription Revenues
CAGR FY24-FY26[1]

**12%**
FY26 Subscription
Revenue Growth

**112%**
ACV Net
Retention Rate[2]

**10%**
FY26 Total
Revenue Growth

**110%**
Subscription Revenues
Net Retention Rate[3]

**$602.4M**
ACV as of January 31, 2026
(up 17% year over year)

**$82.6M**
FY26 Free Cash Flow
(up 55% year over year)

**620** customers with FY26 subscription revenue over **$100K**

**114** customers with FY26 subscription revenue over **$1M**

**14** customers with FY26 subscription revenue over **$5M**

**Fiscal year end is January 31.** [1]Subscription revenues consist principally of fees from customers for accessing our solutions and maintenance and support services that we generally offer under non-cancellable multi-year contracts, which typically range from three to five years. [2]We define ACV net retention rate as total ACV at the end of a fiscal year from customers with ACV as of the end of the prior fiscal year, expressed as a percentage of ACV as of the end of the prior fiscal year, converted to U.S. dollar with foreign exchange rates in effect as of the end of the applicable period. We define ACV as the highest annualized subscription fee obligation under customer contracts in effect at the end of the reporting period. [3]We calculate our subscription revenue net retention rate as total subscription revenues in a fiscal year from customers who contributed subscription revenues in the prior fiscal year, expressed as a percentage of total subscription revenues for the prior fiscal year.



© nCino | ncino.com

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 10-K

☒      **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2026
OR

☐      **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __ to __
Commission File Number: 001-41211

# nCino, Inc.

*(Exact name of Registrant as specified in its charter)*

| **Delaware** | **87-4154342** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**6770 Parker Farm Drive**
**Wilmington, North Carolina 28405**
*(Address of principal executive offices including zip code)*

**(888) 676-2466**
*(Registrant's telephone number, including area code)*

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, par value $0.0005 per share | NCNO | The Nasdaq Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on July 31, 2025, which was the last business day of the registrant's most recently completed second fiscal quarter, as reported by The Nasdaq Global Select Market on such date, was $2.1 billion. Shares of the registrant's common stock held by each executive officer, director, and holders of 5% or more of the outstanding common stock who have been deemed to be affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 114,534,701 shares of the registrant's common stock outstanding as of March 26, 2026.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated herein by reference in Part II and Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2026.

# TABLE OF CONTENTS

(THIS PAGE INTENTIONALLY LEFT BLANK)

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies and plans, trends, market sizing, competitive position, industry environment, potential growth opportunities and product capabilities, among other things. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as "aim," "anticipates," "believes," "continues," "could," "estimates," "expects," "goal," "intends," "may," "might," "plans," "potential," "predicts," "projects," "seeks," "should," "strive," "will," "would," or similar expressions and the negatives of those terms. As used in this report, the terms "nCino," the "Company," "we," "us," and "our" mean nCino, Inc. and its subsidiaries unless the context indicates otherwise.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include, but are not limited to:

- our future financial performance, including our expectations regarding our revenues, cost of revenues, operating expenses, and our ability to maintain future profitability;

- our ability to execute strategies, plans, objectives, and goals;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our ability to develop and protect our brand;

- our ability to effectively manage privacy and information and data security;

- costs associated with research and development and building out our sales, professional services and customer support teams;

- the concentration of our customer base in the financial institution sector and their spending on cloud-based technology;

- our ability to add and retain customers;

- our ability to expand internationally and associated costs;

- our ability to comply with laws and regulations;

- our expectations and management of future growth based on subscription revenues over the term of our customer contracts;

- our expectations concerning relationships with our customers, partners, and other third parties;

- geopolitical conflicts, economic uncertainties, trade sanctions, inflationary pressures and fluctuating interest rates;

- economic and industry trends;

- projected growth or trend analysis;

- our relationship with Salesforce and our system integration partners;

- seasonal sales fluctuations and our ability to successfully implement our asset-based pricing model introduced in fiscal 2025;

- our ability to add capacity and automation to our operations and solutions, including artificial intelligence;

- our ability to attract and retain key personnel;

- our ability to successfully integrate and realize the benefits from acquisitions or divestitures and other strategic transactions;

- our ability to service our debt obligations; and

- our ability to successfully defend litigation or other proceedings brought against us.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. In addition, statements such as "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date on which it is made and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, or otherwise.

**PART I**

**Item 1. Business**

**Overview**

As employees at financial institutions ("FIs") do their daily work and serve their clients, they often face inefficiencies from disparate systems, broken workflows, manual processes, and the inability to utilize their data effectively. This negatively impacts risk management, decision making, and the experiences of bankers and their clients. FIs need a unified platform that helps them reengineer every experience, from managing complex credit portfolios to streamlining account onboarding and loan origination.

nCino helps FIs of all sizes optimize their operations by embedding banking intelligence directly into the tools FI employees already use. nCino's data foundation, which was developed from the workflows, decisions, and outcomes of financial institutions, enables our platform to deliver artificial intelligence ("AI")-driven capabilities across our solutions. With the nCino Platform, FIs can:

- **Operate More Intelligently**. AI is reshaping the financial services industry, and nCino is helping FIs navigate the change effectively. We embed banking-specific intelligence directly into every stage of the customer lifecycle, turning our deep data foundation into actionable insights, automated workflows, and smarter decision-making across the nCino Platform.

- **Improve Efficiency**. nCino customers leverage the platform's capabilities to drive process efficiency by connecting previously disjointed functions, breaking down internal silos, and infusing intelligent automation into key workflows across multiple lines of business.

- **Elevate Employee and Client Experiences**. The nCino Platform's automation, workflow, and digitization capabilities work invisibly in the background to help eliminate redundant efforts, freeing FI employees to focus on relationships rather than transactions. This creates what nCino calls a Dual Workforce, where technology handles the burdensome workflows and amplifies human capabilities.

- **Manage Risk and Compliance Continuously Rather Than Reactively**. The nCino Platform can help FIs reduce regulatory, credit, and operational risk through intelligent workflows, data reporting, standardized risk modeling, and real-time reporting. Because the nCino Platform is highly configurable, it can adapt as regulations and the FI's risk requirements evolve.

**Our Journey**

nCino was originally founded in a bank to improve that institution's operations and client service. Its founders quickly realized that virtually all banks and credit unions faced the same core problems—cumbersome legacy technology, fragmented data, disconnected business functions, and a disengaged workforce. nCino was spun out as a separate company in late 2011 to help more institutions solve these challenges using cloud-based technology.

We initially focused on developing the nCino Platform to transform commercial and small business lending for community and regional banks in the U.S. We scaled the platform to enterprise banks in the U.S. in 2014, and then internationally in 2017. We have subsequently expanded across North America, Europe, the Middle East, Japan, and Asia-Pacific ("APAC").

Over the years, we have built and enhanced our products to ensure innovation and seamless integration across key solution lines of commercial, small business, and consumer banking including mortgage.

We have strategically built and acquired technology, including SimpleNexus, DocFox, FullCircl, ILT, Visible Equity, FinSuite, and Sandbox Banking, to significantly augment the nCino Platform's capabilities for mortgage lending, onboarding, account opening, indirect auto lending, and advanced analytics and AI.

This approach has allowed us to create a unified platform of best-in-class intelligent solutions, underpinned by our rich data foundation, enabling FIs to replace multiple legacy systems, connect their operations, and streamline workflows and processes across various business lines to achieve desired impacts and process improvements.

**How the nCino Platform Works**

nCino offers a trusted platform of best-in-class, intelligent solutions that unites people and data to help FIs enhance strategic decision-making, improve risk management, and elevate customer satisfaction. By integrating AI and actionable insights into the platform, nCino helps institutions consolidate legacy systems while creating experiences tailored to their specific needs. With the flexibility to select and implement either multiple solutions simultaneously or one at a time, institutions have the autonomy to design their experience with an agile platform that scales with their needs and provides integrated functionality with every new product or feature added.

Once implemented, the nCino Platform becomes embedded in our customers' business processes, enabling mission-critical workflows across the institution and allowing our customers to serve their clients anytime, anywhere, from any internet-enabled device.

The nCino Platform combines industry, customer, and process data with advanced analytics and AI—including explainable AI, predictive capabilities, and generative AI—to deliver intelligent solutions that drive real business outcomes. With intelligence embedded across the platform, nCino empowers institutions with intelligence-driven automation to optimize operations, enhance decision-making, and enrich banker and client experiences for accelerated growth and increased profitability. From automated document processing and real-time risk assessment to personalized insights and compliance monitoring, our intelligence capabilities work to amplify human capabilities and enable bankers to focus on decision-making and relationship building.

Fundamental elements of the nCino Platform are built on Salesforce (the "Salesforce Platform"), which allows the Company to focus product development efforts on building deep vertical functionality specifically for FIs, while leveraging Salesforce's global infrastructure, reliability, and scalability. In addition, nCino leverages Amazon Web Services ("AWS") as a cloud infrastructure layer, providing the data architecture necessary to deliver transformative intelligence capabilities at scale.

nCino has evolved from being a single product workflow solution to a global data and intelligence leader offering a platform of best-in-class, intelligent solutions. As a result, we have shifted from a seat-based pricing model to a value-based pricing framework where the subscription fees we charge align with the assets of the line(s) of business supported by nCino. This structure enables us to embed and monetize intelligence across all our solutions, aligning our revenues to the value of the nCino Platform and encouraging customer growth as nCino creates greater efficiencies and competitive advantages for the FIs that use our solutions.

**Solutions on the nCino Platform**

The nCino Platform is embedded with data and AI that help FIs digitize and reengineer business processes across multiple lines of business from commercial, consumer and small business banking to mortgage lending to boost efficiencies across the full customer lifecycle.

- ***Onboarding.*** nCino's onboarding streamlines and enhances the customer onboarding process for FIs through a unified, digital platform. It supports both credit and non-credit onboarding, commercial account opening, and enterprise-level onboarding, offering features like automation, centralized data, and compliance tools (CDD/KYC). The platform eliminates manual processes, accelerates account opening, and provides a 360-degree customer view, ensuring transparency and efficiency. With intelligent document management, seamless integrations, and personalized customer experiences, nCino helps institutions boost customer satisfaction, operational efficiency, and revenue growth while helping to maintain compliance and reducing errors.

- *Account Opening.* nCino's account opening capabilities are designed to provide a seamless, fast, and user-friendly experience for both consumers and small businesses. The Deposit Account Opening (DAO) solution allows customers to open accounts in minutes, whether online or in-branch, with a multi-channel approach that provides data continuity. Key features include automated identity verification, helping to maintain compliance with KYC/AML regulations, and partnerships with companies like Plaid and Alloy to streamline authentication and reduce fraud. The solution also integrates digital customer service options, such as chat, audio, and video, to enhance engagement and reduce abandonment rates.

- *Lending.* nCino provides a comprehensive loan origination platform for commercial, consumer, small business, and mortgage lending, that streamlines processes and enhances customer experiences. Our Commercial Loan Origination System automates the entire loan lifecycle, improving collaboration, compliance, and efficiency. The Consumer Lending solution, offers an omnichannel solution with automated credit decisioning and integrations to reduce cycle times. The Small Business Loan Origination solution leverages automation and machine learning to simplify applications and accelerate approvals, while the mortgage solution unifies the home buying process, reducing closing times. These capabilities enhance operational efficiency, help ensure compliance, and deliver seamless, customer-centric experiences.

- *Credit Monitoring.* nCino's credit monitoring solution empowers FIs to efficiently manage credit risks, monitor performance, and uncover growth opportunities through a unified, data-driven platform. The solution centralizes data, automates workflows, and provides real-time insights to enhance decision-making and operational efficiency. Key features include continuous credit monitoring, risk analysis, and profitability optimization, supported by tools like automated spreading and commercial pricing. nCino's Portfolio Analytics solution offers customizable dashboards to track loan, deposit, and application data, helping to ensure compliance with regulations like Current Expected Credit Losses ("CECL") and Fair Lending. By integrating front, middle, and back-office processes, nCino enhances transparency, reduces manual tasks, and supports proactive risk management, enabling institutions to adapt to market changes and drive strategic growth.

- *Integration & Intelligence.* nCino's Intelligence and Integration capabilities enable financial institutions to connect disparate technology systems, derive actionable insights from operational data, and apply purpose-built artificial intelligence across every stage of the banking lifecycle, transforming raw data into intelligence and intelligence into action.

Artificial intelligence is embedded throughout the nCino Platform in three forms: generative AI that augments banker workflows and automates content-intensive tasks; predictive AI that surfaces risk and performance insights; and agentic AI that automates multi-step workflows through role-based digital agents. These capabilities are designed to improve operational efficiency, support regulatory compliance, and enable financial institutions to deliver faster, more informed banking experiences.

A data and analytics layer aggregates customer, process, and industry data from financial institutions globally, transforming that data into peer benchmarking intelligence that identifies performance gaps, supports workflow optimization, and provides unified operational visibility across lines of business, including in post-merger environments.

nCino's purpose-built integration platform as a service ("iPaaS") connects core banking systems, fintech applications, and third-party services through open application programming interfaces ("APIs") and a comprehensive partner marketplace, enabling financial institutions to reduce integration costs, accelerate technology partnerships, and expand platform capabilities without replacing existing infrastructure.

Every solution sits within the nCino Platform, organizing unified data, seamless workflows, and embedded intelligence to transform operational execution into strategic value creation. FIs can redirect resources from manual processes to high-value client relationships that drive sustainable growth, all while maintaining regulatory compliance, managing risk intelligently, and delivering superior experiences across every customer touchpoint.

**Our Customers**

As a pioneer in cloud banking, we have developed trusted relationships and a reputation for successfully implementing our solutions with FIs of all sizes in multiple geographies. Our diverse customer base ranges from global FIs, such as Wells Fargo, Bank of America, Barclays, Santander, and TD Bank; to enterprise banks, such as Truist Bank and U.S. Bank; to regional and community banks, like WaFd Bank, Northern Bank, and Eastern Bank; to credit unions, such as Navy Federal Credit Union, Marine Credit Union, Credit Union 1, and Conexus Credit Union; to new market entrants, such as challenger banks like Recognise Bank and Judo Bank; to independent mortgage banks like Synergy One Lending and Fairway Independent Mortgage Corporation. These institutions represent a cross-section of FIs across asset classes and geographies, and each of these customers represents a substantial level of Annual Contract Value ("ACV") in its respective category.

We ended fiscal 2026 with over 2,700 customers, of which approximately 1,500 were depository financial institutions. Of our total customers, 620 generated more than $100,000 in subscription revenues, 114 generated more than $1.0 million, and 14 generated more than $5.0 million. No single customer represented more than 10% of total revenues in fiscal 2026.

**How nCino Will Grow**

We intend to continue growing our business by executing on the following strategies:

- ***Expand Within and Across Our Existing Customers.*** We believe there is a significant opportunity to further expand within our existing customer base both vertically within and horizontally across business lines. Our customer expansion opportunities are now further enhanced with our focus on embedding AI capabilities within our Platform to further enhance efficiency and mitigate risk. In addition, nCino transitioned to an asset-based pricing strategy which we began implementing in fiscal 2025 whereby our subscription revenues from existing customers will continue to grow with their portfolio assets and AI capability consumption, which should also simplify the buying experience for our customers.

- *Expand Our Customer Base.* We believe the global market for an intelligent banking platform is large and underserved. The number of FIs needing to replace legacy point products with modern technology while facing increased consumer demand for digital services has increased substantially, and we believe there is a significant opportunity to deliver our solutions and expand our customer base to FIs of all sizes and complexities around the world. Currently deployed in over 25 countries, we have made significant investments to expand our presence in EMEA and APAC. We promote sales in North America out of our offices in the U.S. and Canada, in APAC out of our offices in Australia, New Zealand, and Japan, and in EMEA out of our offices in the UK, South Africa, and Spain.

- *Continue Strengthening and Extending Our Product Functionality.* We invested 21.4% of our revenues back into research and development in fiscal 2026, and we expect to continue to invest in fiscal 2027 to further extend the breadth and depth of the nCino Platform. Current plans direct that investment across nCino's solution lines and geographies and aim to enrich experiences and drive additional efficiencies into financial processes that are foundationally underpinned by the nCino Platform. These plans include embedding more agentic workflows and tailored intelligence across our platform, enabling FIs to augment human-in-the-loop processes and automate routine, time-consuming tasks through practical AI deployment.

- *Foster and Grow Our Technology and Consulting Partner Ecosystem*. nCino is focused on attracting and managing a rapidly growing network of organizations that collaborate to achieve shared success goals for our customers across the globe. Utilizing the open architecture of the nCino Platform, an increasing number of technology partners, including Anthropic, AWS, Databricks, Salesforce, Rich Data Co, Alloy, Plaid, and Docusign, are integrated within our Platform. Leveraging our acquisition of Sandbox Banking, now nCino Integration Gateway, we are focused on scaling our ecosystem strategy and business model to supplement our existing direct sales model. The aim is to deliver greater value to customers by leveraging the combined strengths and capabilities of all participants (customers, technology partners, and consulting partners) in our ecosystem. Expanding the ecosystem business can drive value in many different ways, including expanding our reach and access to new markets, driving new innovations and value creation, creating better customer experiences, and accelerating growth. This approach helps us address the demands we see in the market for embedded, customizable experiences and solutions that are easy to buy. We also have deep, long-standing relationships with leading consulting partners across the regional and enterprise banking space in every priority market across the globe. These partners (including Accenture, Deloitte, PwC, and West Monroe Partners, among others) assist in prospecting, marketing, co-selling, product evaluation/feedback, and implementation of our solutions and have helped support our new market and global expansion.

- *Selectively Pursue Strategic Transactions.* In addition to developing our solutions organically, we may selectively pursue acquisitions, divestitures, joint ventures, or other strategic transactions, such as our recent acquisitions of DocFox, FullCircl, ILT, and Sandbox Banking. We expect these transactions to accelerate innovation across our platform, deepen AI-native capabilities, expand agentic functionality, drive operational efficiency, and strengthen our global reach.

**Our Relationship with Salesforce**

We built fundamental elements of the nCino Platform on the Salesforce Platform to leverage its global infrastructure, reliability, and scalability. This allows us to benefit from continual improvement of the Salesforce Platform. We believe we have a mutually beneficial strategic relationship with Salesforce.

Pursuant to our agreement with Salesforce, when we sell certain solutions, we include a subscription to the underlying Salesforce Platform and remit a subscription fee to Salesforce. In exchange, Salesforce provides the hosting infrastructure and data center for these applications, as well as configuration, reporting, and other functionality within the Salesforce Platform. Under our agreement with Salesforce, we are an authorized reseller of Salesforce's customer relationship management ("CRM") solution functionality to certain FIs in the U.S. Our original agreement with Salesforce was entered into in December 2011, which was superseded and replaced on June 19, 2020. On December 20, 2023, our agreement with Salesforce was amended and its term was extended to expire on January 31, 2031 unless earlier terminated by either party in the event of the other party's material breach, bankruptcy, change in control in favor of a direct competitor, or intellectual property infringement. Our agreement with Salesforce automatically renews for additional one-year periods thereafter unless notice of termination is provided.

**Global Revenue Organization**

Our Global Revenue Organization includes business development representatives, account executives, field sales representatives, and marketing. These teams are responsible for demand and lead generation, driving new business, and helping to manage account relationships and renewals, to drive adoption of our solutions within and across lines of business. These teams maintain close relationships with existing customers and act as an advisor to each FI to help identify and understand their unique needs, challenges, goals, and opportunities.

In addition, our marketing team oversees all aspects of the nCino global brand including brand strategy, public relations, external communications, integrated marketing, product marketing, market strategy, marketing operations, and regional marketing. Our marketing efforts span the full buyer journey from brand awareness and pipeline generation to adoption and cross-sell.

**Customer Success**

Once a customer contracts for the nCino Platform, we provide implementation services to assist in the deployment, either directly or through our system integration ("SI") partner ecosystem. For regional and community banks, we usually handle implementation ourselves. Most of these engagements average less than six months, significantly reducing the time-to-value for our customers. For our largest enterprise FIs, implementation timelines may extend beyond twelve months, primarily due to the complexity of adjacent program integrations, core conversion activities or other material infrastructure upgrades. For SI-led projects, we collaborate with SIs such as Accenture, Deloitte, and PwC, fielding a small team of advisory consultants alongside the SIs to help ensure success.

We support our customers with 24/7 access to engineers and technical support personnel, outcome-based support offerings, release management, managed services, and technical support via online chat. The nCino Customer Success Management team is the central contact for our customers, focusing on adoption, FI readiness to capitalize on new innovation, and helping our customers achieve the business value they expect.

We offer an online community, the nCino Community, where users can access product guides and technical documents, engage and share best practices with other users and nCino subject matter experts through various discussion groups, suggest and vote for future product development ideas, and access training videos, materials, and product certifications.

**Research and Development**

Our research and development organization is responsible for the design, development, engineering, and testing of our solutions.

*Technology Development Approach.* We utilize industry-standard software development practices, including continuous integration and continuous deployment ("CI/CD"), automated testing frameworks, and distributed version control systems, to develop new functionality and enhance our existing solutions. Our development methodology emphasizes rapid iteration, quality assurance, and scalable architecture design appropriate for mission-critical banking applications.

*AI and Analytics Investment.* A significant portion of our investment focuses on AI and machine learning capabilities, including our Digital Partners intelligent agent framework and Operations Analytics platform. These initiatives leverage our extensive banking domain expertise and customer data to develop AI solutions purpose-built for FIs' workflows, rather than generic AI applications adapted to banking use cases.

*Customer Collaboration.* We maintain structured customer engagement programs that provide FIs opportunities to influence our product development roadmap and participate in beta testing of new capabilities. This collaborative approach helps ensure our solutions address actual operational challenges faced by our customers.

*nCino Research Institute ("nRI").* nRI translates rigorous academic research and economic trends into actionable intelligence that empowers FIs to lead rather than follow. By combining public data with aggregated, de-identified performance metrics from our global customer network, nRI provides unmatched visibility into the forces shaping banking today. Our team of economists and banking veterans synthesizes complex academic findings into strategic insights that drive competitive advantage. From benchmark reports grounded in peer data to white papers that contextualize regional and global market shifts, nRI delivers the intelligence modern bankers need to make confident, forward-looking decisions in an interconnected financial landscape.

Our research and development spend was $127.5 million or 21.4% of total revenues in fiscal 2026.

**Competition**

Historically, the primary competition for the nCino Platform has been point solution vendors and systems developed internally by FIs. More recently, we have seen the emergence of AI-focused fintech startups offering narrow solutions targeting specific banking workflows. We believe our ability to provide onboarding, account opening, lending, credit monitoring, and AI integrations and intelligence on a unified platform across lines of business, combined with our deep banking domain expertise, positions us favorably against these newer entrants. While AI startups may offer innovative technology, they typically lack the regulatory knowledge, established FI relationships, and proven implementation and scaling track record required to succeed in the highly regulated financial services industry. Our reputation for high-quality professional services and customer support, our strong company culture, and our focus on customer success further distinguish us from both traditional and emerging competitors. We believe our success in growing our business will depend on our ability to demonstrate to FIs that our solutions provide superior business outcomes and value to those of competitors, AI-focused startups, or internally developed systems. In this regard, we are likely to be assessed on a number of factors, including:

- breadth and depth of functionality, including availability of AI capabilities;

- ease of deployment, implementation, and use;

- total cost of ownership and return on investment;

- level of customer satisfaction;

- brand awareness and reputation;

- cloud-based technology platform and pricing model;

- quality of implementation and customer support services;

- capability for configurability, integration, and scalability;

- domain expertise in banking technology;

- security and reliability;

- ability of our solutions to support compliance with legal and regulatory requirements;

- ability to innovate and respond to customer needs quickly;

- ability to provide data connectivity and integrate with third-party applications and systems;

- insights and benchmarking derived from the cross-institution data and transactions that flow through our platform; and

- deep data foundation, derived from years of platform activity across diverse FIs, which newer entrants cannot easily replicate.

We believe we compete favorably with respect to these factors, but we expect competition to increase as existing competitors evolve their offerings and as new companies enter the market. Our ability to remain competitive will depend on our ongoing efforts in research and development, sales and marketing, professional services, customer support, and our business operations generally. For additional information, see Part I, Item 1A of this Annual Report on Form 10-K, "Risk Factors—The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, rapidly evolving technologies, including the increasing adoption of artificial intelligence and machine learning ("AI/ML") offerings by our competitors, or other competitive dynamics could adversely affect our business and results of operations."

## Intellectual Property

Our success depends in part on our ability to protect our core technology and innovations. We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We seek patent protection for certain key innovations, protocols, processes, and other inventions. We pursue the registration of our trademarks, service marks, and domain names in the U.S. and in certain other locations. These laws, procedures, and restrictions provide only limited protection and the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our products are available.

As of January 31, 2026, we had 12 issued patents relating to the nCino Platform in the U.S. We file patent applications where we believe there to be a strategic technological or business reason to do so. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business.

**Human Capital Management**

nCino is in the business of helping FIs around the globe modernize their operations. To transform an industry, we believe our workplace culture is critical in fostering accountability and autonomy, enabling our employees to boldly innovate and deliver the best possible outcomes for our customers.

Our culture delivers a differentiated employee value proposition that balances collective drive, ongoing pursuit, and everyday innovation. Our approach to innovation, accountability, continuous learning, and career growth is underpinned by a foundation of six core values: Bring Your A-Game, Do the Right Thing, Respect Each Other, Make Someone's Day, Have Fun, and Be a Winner. Our unwavering commitment to our customers and employees is reflected across external measurements and outcomes, including numerous workplace awards as well as our Net Promoter Score commentary calling out our people and partnership.

As of January 31, 2026, we had 1,684 employees, of which approximately 70% were in the U.S. and 30% were in other locations around the globe. We believe our employee engagement and experience remain strong.

*Employee Involvement*

As part of our priority to drive success through brand reputation and excellence, we listen to our employees and develop involvement programs that foster belonging and deliver value back to our communities. One powerful example of this inclusive programming is nCino's Employee Resource Groups ("ERGs"), which are open to all nCino team members. Each group is employee-led, with a focus on building community and belonging among employees, as well as participating in community outreach and leadership development. These groups play an important role in building camaraderie among employees, offering mentorship and professional development opportunities, providing resources to the broader nCino community, and building nCino's reputation as an employer of choice for top talent.

Through nVolve, nCino's philanthropic and community service organization, nCino coordinates numerous volunteer outreach opportunities designed to foster teamwork and collaboration and give back to local communities. We provide employees with paid volunteer days each year, separate from regular leave and paid holidays, to support organizations and causes of their choosing. nCino offers donation matching with employee giving, in addition to corporate sponsorships of events and projects and philanthropic donations. Notable philanthropic giving includes organizations associated with STEM-focused education, social/ community needs, environmental causes, and health research.

*Total Rewards*

To ensure our ability to attract and retain the very best global talent, we offer market competitive compensation that is consistently evaluated, opportunities for equity ownership, savings options to help employees invest in their future, and generous, country-specific benefit packages.

**Technology, Development and Cloud Operations**

We deliver our solutions as secure, highly scalable cloud computing application and platform services with a multi-tenant technology and shared service-oriented architecture. Multi-tenancy is an architectural approach that allows us to operate a single application instance for multiple organizations, treating all customers as separate and virtually isolated from each other. Service-Oriented Architecture ("SOA") is a software design approach that builds applications from reusable, self-contained components called services, allowing them to communicate and interact across different platforms and technologies. This approach allows us to spread the cost of delivering our services across the globe and scale our business faster than traditional software vendors while focusing our resources on building new functionality and enhancing existing offerings.

Our technology and product efforts are focused on improving and enhancing the features, functionality, performance, availability, and security of our existing service offerings, as well as developing new features, functionality, and services. We also remain focused on integrating businesses, services, and technologies from acquisitions and with partners.

**Global Financial Service Providers Are Highly Regulated**

Global financial service providers and their solutions are subject to extensive and complex data, security, privacy, and regulatory oversight by international, country, federal, state, and other regulatory authorities. These laws and regulations are constantly evolving and affect the conduct of financial service providers' operations and, as a result, the business of their technology providers. The compliance process with these regulatory requirements depends on a variety of factors, including functionality and design, the classification of the financial service provider and its services, region or country of operation, and the manner in which the financial service provider and its end users utilize the solutions. In order to ensure compliance with these laws, financial service providers may be required to implement operating policies, procedures, and controls to protect the privacy and security of their, the financial service providers', and their end users' information, and to undergo periodic audits and examinations.

**Security and Data Protection Is Paramount for Global Financial Service Providers**

The risks of cybercrime and fraud have always existed in banking and financial services. As the adoption and use of digital services increase in financial services, the incidence of cybercrime and fraud may grow substantially. The methods by which criminals seek to commit fraud are constantly changing, requiring financial services providers and their technology providers to continually modify their security protocols and best practices. Providing services to the financial services industry requires experience, constant vigilance, and continuous investment to stay informed and guard against these ever-changing threats.

**Available Information**

Our website is located at www.ncino.com and our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission ("SEC"), and all amendments to these filings, can be obtained free of charge from our website as soon as reasonably practicable after we electronically file or furnish such materials with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

**Item 1A. Risk Factors**

*You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes before making an investment decision with respect to our common stock. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.*

**Summary Risk Factors**

*The below summary of risk factors provides an overview of many of the risks we are exposed to in the normal course of our business activities. As a result, the below summary risks do not contain all of the information that may be important to you, and you should read the summary risks together with the more detailed discussion of risks set forth following this section under the heading "Risk Factors," as well as elsewhere in this Annual Report on Form 10-K. Additional risks, beyond those summarized below or discussed elsewhere in this Annual Report on Form 10-K, may apply to our activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including risks associated with the following:*

- Our growth strategy increasingly depends on the adoption and effective use of our AI capabilities by our customers, and if customer adoption rates or usage do not meet our expectations, our business, results of operations, and competitive position could be adversely affected.

- Our increased focus on the development and use of AI/ML technologies in our solutions and our business, as well as our potential failure to effectively implement, use, and market these technologies, may result in reputational harm or liability, or could otherwise adversely affect our business.

- The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, rapidly evolving technologies, including the increasing adoption of AI/ML offerings by our competitors, or other competitive dynamics could adversely affect our business and results of operations.

- We derive most of our revenues from customers in the cloud-based financial services industry, and any downturn or consolidation or decrease in technology spend in the cloud-based financial services industry could adversely affect our business.

- Our future operating results are difficult to predict, in part because we do not have an extensive operating history at the current scale of our business, and we may not achieve our expected operating results in the future.

- We have a history of losses, and while we have achieved profitability, we may not be able to sustain profitability on a generally accepted accounting principles in the United States of America ("GAAP") basis in the future.

- If we are unable to attract new customers or continue to broaden our existing customers' use of our solutions, our revenue growth will be adversely affected.

- If we fail to accurately anticipate and respond to rapid technological changes in the cloud-based financial services industry in which we operate, including AI/ML developments, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

- We may not be able to sustain or increase our revenue growth rate in the future.

- Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

- The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

- We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solutions, or any resulting impact on our revenues or operating results.

- Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods.

- Our business faces significant risks from diverse and evolving cybersecurity threats, including increased threats from the use of AI/ML. A breach of our security or privacy measures or those we rely on could result in unauthorized access to, or disclosure of, customer or their clients' data, which may materially and adversely impact our reputation, business, and results of operations.

- Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our solutions and adversely affect our business and results of operations.

- Fundamental elements of the nCino Platform are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide this solution to our customers.

- We depend on data centers operated by or on behalf of Salesforce, AWS, and other third parties, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.

- Our customers are highly regulated. Our failure to comply with laws and regulations applicable to us as a technology provider to FIs could adversely affect our business and results of operations, increase costs, and impose constraints on the way we conduct our business.

- We have and may continue to acquire or invest in companies, pursue business partnerships or divest products or assets, which may divert our management's attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments, partnerships, or divestitures.

**Risks Relating to Our Business and Industry**

***Our growth strategy increasingly depends on the adoption and effective use of our AI capabilities by our customers, and if customer adoption rates or usage do not meet our expectations, our business, results of operations, and competitive position could be adversely affected.***

We have invested, and expect to continue to invest, significant resources in developing and integrating AI-driven features and functionality into our platform. The success of these investments depends in part on our customers' willingness and ability to adopt, implement, and utilize our AI capabilities in a manner that generates measurable operational efficiencies, enhanced decision-making, and other tangible benefits. If customers are slow to adopt our AI offerings, choose not to enable or fully deploy AI features, or limit their usage to pilot programs or narrow use cases, we may not realize the anticipated return on our investments.

Even where customers adopt our AI capabilities, they may not use them in ways that generate meaningful value. Customers may lack the internal expertise, data quality, governance frameworks, management processes, or risk tolerance necessary to effectively leverage AI-driven tools. Regulatory uncertainty, data privacy concerns, model risk management requirements, or internal compliance policies may also restrict how customers use AI functionality. If customers fail to achieve expected productivity gains, cost savings, revenue enhancements, or other benefits from our AI offerings, they may reduce usage, decline to expand deployments, delay renewals, negotiate lower pricing, or elect not to purchase additional AI-enabled solutions. If we are unable to effectively quantify and communicate the benefits of our AI capabilities, our sales cycles may lengthen, expansion opportunities may decrease, and our ability to justify pricing or drive incremental AI-related revenue may be adversely affected**.**

Our revenue growth and competitive positioning increasingly depend on our ability to differentiate our platform through AI-enabled innovation. If customers do not broadly embrace our AI capabilities, or if competing solutions offer AI features that are perceived as more effective, easier to deploy, more transparent, more compliant, less expensive, or better aligned with customer needs, we may experience reduced demand for our solutions. Competitors, including established financial technology providers, may be able to devote greater resources to AI research and development, respond more quickly to evolving customer expectations, or offer more compelling pricing models. Failure to achieve widespread, value-generating adoption of our AI offerings could diminish our brand perception as an innovation leader and negatively impact customer acquisition, retention, and expansion**.**

Moreover, if anticipated AI-driven efficiencies do not materialize at the pace or scale we expect, our operating margins may be adversely affected, particularly if we continue to incur significant research and development, infrastructure, and compliance costs associated with AI initiatives without corresponding revenue growth. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and long-term growth prospects.

***Our increased focus on the development and use of AI/ML technologies in our solutions and our business, as well as our potential failure to effectively implement, use, and market these technologies, may result in reputational harm or liability, or could otherwise adversely affect our business.***

AI/ML is being embedded throughout nCino's platform to help our customers maximize their productivity. We increasingly have incorporated and may continue to incorporate AI/ML solutions and features into our solutions, and otherwise within our business, and these solutions and features continue to become more vital to our operations and to our future growth over time. There can be no assurance that we will realize the desired or anticipated benefits from AI/ML, or at all, and we may fail to properly implement or market our AI/ML solutions and features. The legal, regulatory, and policy environments around AI/ML are evolving rapidly, and we may become subject to new legal and other obligations in connection with our use of AI/ML, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources. For example, in the EU/UK, laws and regulations regarding AI are developing at a fast pace. On August 1, 2024, the EU's standalone law to govern the offering and use of AI systems in the EU (the "AI Act") entered into force - which becomes enforceable in a gradual manner between 2025 and 2027 depending on the specific requirements. The U.K. has not to date adopted dedicated AI legislation, instead looking to rely on a principles-based, sector-specific approach to AI regulation. In the United States, several states, such as Colorado, Utah, and California, have passed or are considering legislation or regulation governing development or use of AI technologies, or supplementing the existing privacy, consumer protection and other regulatory guidance that may apply to the use of AI technologies in our business, and which may impact our use of technology.

More generally, our use of AI/ML technologies may present additional risks and challenges that could affect their adoption and therefore our business. For example, the development of our AI/ML solutions may present ethical or social issues. If we enable or offer solutions that draw controversy due to their perceived or actual impact in privacy, employment, or in other social contexts, we may experience new or enhanced governmental or regulatory scrutiny, brand or reputational harm, competitive harm or legal liability, especially in the context of an environment with heightened geopolitical volatility. Inadequate or ineffective AI/ML development, deployment, content labeling or governance by us or others that result in controversy could also impair the acceptance of AI/ML solutions or result in unintended performance of the services. This in turn could undermine confidence in the decisions, predictions, analysis or other content that our AI/ML solutions produce, subjecting us to competitive harm, legal liability and brand or reputational harm. The rapid evolution of AI/ML will require the application of resources to develop, test and maintain our products and services to help ensure that AI/ML is implemented ethically and compliantly in order to minimize unintended, harmful impact. Uncertainty around new and emerging AI/ML applications such as generative AI content creation and AI/ML agents will require additional investment in compliance, governance and the licensing or development of proprietary datasets, machine learning models and systems to test for accuracy, safety, security, bias and other variables, which are often complex, may be costly and could impact our results of operations and financial condition. Moreover, the development of generative AI/ML solutions brings additional risks and responsibility. Known risks of generative AI/ML currently include risks related to accuracy, bias, toxicity, privacy and security and data provenance. For example, AI/ML technologies, including generative AI, may create content that appears correct but may be factually inaccurate or flawed, or contain copyrighted or other protected material, and if our customers or others use this flawed or protected content to their detriment, or the owners of such copyrighted material seek to enforce their rights, we may be exposed to brand or reputational harm, competitive harm and/or legal liability. Developing, testing and deploying AI/ML systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems. If we are unable to mitigate these risks, or if we incur excessive expenses in our efforts to do so, our reputation, business, operating results and financial condition may be harmed.

***The markets in which we participate are intensely competitive and highly fragmented, and pricing pressure, rapidly evolving technologies, including the increasing adoption of AI/ML offerings by our competitors, or other competitive dynamics could adversely affect our business and results of operations.***

We currently compete with providers of technology and services in the cloud-based financial services industry, primarily point solution vendors that focus on building functionality that competes with specific components of our solutions. From time to time, we also compete with systems internally developed by FIs. Many of our competitors have significantly more financial, technical, marketing and other resources than we have, may devote greater resources to the development, promotion, sale and support of their systems than we can, have more extensive customer bases and broader customer relationships than we have and have longer operating histories and greater name recognition than we do.

We may also face competition from systems internally developed by FIs leveraging large language models as well as new companies entering our markets, which may include large established businesses that decide to develop, market or resell competitive technology, acquire one of our competitors or form a strategic alliance with one of our competitors or with Salesforce. In addition, new companies entering our markets may choose to offer cloud-based banking solutions at little or no additional cost to the customer by bundling them with their existing solutions, including adjacent banking technologies. Competition from these new entrants may make attracting new customers and retaining our current customers more difficult, which may adversely affect our results of operations.

Additionally, as we continue to increase building AI/ML into many of our solutions, we face more competition as AI/ML technologies are increasingly integrated into the markets in which we compete. New AI/ML offerings may disrupt workforce needs and negatively impact demand for our solutions, or our competitors may be able to incorporate AI/ML into their offerings more efficiently or successfully than we are able to incorporate it into our solutions, and thereby achieve greater and faster adoption. Even if our AI/ML solutions are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our services.

If we are unable to compete in this environment, sales and renewals of the nCino Platform could decline and adversely affect our business and results of operations. With the introduction of rapidly evolving technologies and potential new entrants into the cloud-based banking technology market, we expect competition to intensify in the future, which could harm our ability to increase sales and maintain profitability.

***We derive most of our revenues from customers in the cloud-based financial services industry, and any downturn or consolidation or decrease in technology spend in the cloud-based financial services industry could adversely affect our business.***

Most of our revenues are derived from FIs whose industry has experienced significant pressure in recent years due to economic uncertainty, fluctuating interest rates, liquidity concerns and increased regulation. In recent years, some FIs have experienced consolidation, distress and failure and a number of other FIs experienced turbulence and a precipitous decline in market value. It is possible these conditions may persist, deteriorate or reoccur. If, as a result of these or other factors, any of our customers merge with or are acquired by other entities, such as FIs that have internally developed banking technology solutions or that are not our customers or use our solutions less, we may lose business. Additionally, changes in management of our customers could result in delays or cancellations of the implementation of our solutions. It is also possible that the larger FIs that result from business combinations could have greater leverage in negotiating price or other terms with us or could decide to replace some or all of the elements of our solutions. Our business may also be materially and adversely affected by weak economic conditions in the financial services industry. Any downturn or prolonged disruption in the financial services industry may cause our customers to reduce their spending on technology or cloud-based banking solutions or to seek to terminate or renegotiate their contracts with us. Moreover, economic fluctuations caused by factors such as the U.S. Federal Reserve changing interest rates may cause potential new customers and existing customers to forego or delay purchasing our solutions or reduce the amount of spend with us, which would materially and adversely affect our business.

***Our future operating results are difficult to predict, in part because we do not have an extensive operating history at the current scale of our business, and we may not achieve our expected operating results in the future.***

As a result of our limited operating history at the current scale of our business, our ability to forecast our future operating results, including revenues, cash flows, and profitability, is limited and subject to a number of uncertainties. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in the technology industry, such as the risks and uncertainties described in this Annual Report on Form 10-K and others we may not be able to presently identify. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer.

***We have a history of losses, and while we have achieved profitability, we may not be able to sustain profitability on a GAAP basis in the future.***

We began operations in late 2011 and experienced net losses until fiscal 2026. We generated net income (loss) attributable to nCino of $(42.3) million, $(37.9) million, and $5.2 million for the fiscal years ended January 31, 2024, 2025, and 2026, respectively. We had an accumulated deficit of $375.8 million at January 31, 2026. While we have been profitable on a GAAP basis, we may not be able to maintain or increase our level of profitability. We intend to continue to support further growth and extend the functionality of our solutions in future periods. We will also continue to face increased costs associated with growth and the expansion of our customer base and the costs of being a public company. Our continuing efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenues enough to offset our increased operating expenses. We may, depending on a number of factors, continue to incur losses on a GAAP basis as we continue to invest in product development, and we cannot predict whether we will sustain profitability on a GAAP basis. If we are unable to sustain profitability, the value of our business and common stock may significantly decrease.

***If we are unable to attract new customers or continue to broaden our existing customers' use of our solutions, our revenue growth will be adversely affected.***

To increase our revenues, we will need to continue to attract new customers and succeed in having our current customers expand the use of our solutions across their institution. For example, our revenue growth strategy includes increased penetration of markets outside the U.S. as well as selling our solutions to existing and new customers, and failure in either respect would adversely affect our revenue growth. In addition, for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us on the same or more favorable terms to us when their existing subscription term expires. Our revenue growth rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our solutions, decreases in the number of users at our customers, changes in the type and size of our customers, pricing changes, competitive conditions, the loss of our customers to other companies, and general economic conditions. Our customers may also require fewer subscriptions for our solutions as their use may enable them to operate more efficiently over time. Therefore, we cannot assure you that our current customers will renew or expand their use of our solutions. If we are unable to sign new customers or retain or attract new business from current customers, our business and results of operations may be materially and adversely affected.

***If we fail to accurately anticipate and respond to rapid technological changes in the cloud-based financial services industry in which we operate, including AI/ML developments, our ability to attract and retain customers could be impaired and our competitive position could be harmed.***

The cloud-based financial services industry is subject to rapid change and the introduction of new technologies to meet the needs of this industry will continue to have a significant effect on competitive conditions in our market. The introduction of new technologies, including AI/ML, continues to significantly affect competitive conditions. Competitors may introduce new or alternative solutions, particularly AI-enabled offerings, that reduce demand for our platform or render aspects of our solutions less competitive. If we are unable to successfully expand our product offerings, enhance existing functionality or develop and commercialize new technologies in a timely and cost-effective manner, our customers could migrate to competitors who may offer a broader or more attractive range of products and services. For example, in fiscal 2025, we launched our Commercial Onboarding and Account Opening solution and we may fail to achieve the market acceptance we expect of this or other new offerings. Developing and integrating new technologies, particularly AI/ML-enabled capabilities, is complex, costly, and time-consuming and may require significant investment in specialized personnel, data, infrastructure, and third-party technology. If we fail to keep pace with industry and technological developments, our business, financial condition, and results of operations could be adversely affected.

***We may not be able to sustain or increase our revenue growth rate in the future.***

Our revenues increased from $476.5 million for fiscal 2024 to $540.7 million for fiscal 2025 and to $594.8 million for fiscal 2026 which represents a declining rate of growth year over year. We may not be able to sustain absolute revenue growth. Furthermore, to the extent we grow in future periods, maintaining consistent rates of revenue growth may be difficult. Our revenue growth may also slow or even reverse in future periods due to a number of factors, which may include slowing demand for our solutions, our ability to successfully sell and implement new solutions, such as our retail solutions, increasing competition, decreasing growth of our overall market, the adoption of our asset-based pricing model we began implementing in fiscal 2025, our inability to attract and retain a sufficient number of FI customers, concerns over data security, our failure, for any reason, to capitalize on growth opportunities, or general economic conditions. If we are unable to maintain consistent revenue growth, our business could be adversely affected, the price of our common stock could decline or otherwise be volatile and it may be difficult for us to maintain profitability.

***Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.***

Our quarterly results of operations, including the levels of our revenues, gross margin, profitability, cash flow, and deferred revenue, may vary significantly in the future and, accordingly, period-to-period comparisons of our results of operations may not be meaningful. Thus, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and may not fully or accurately reflect the underlying performance of our business. Further, while subscriptions with our customers generally include multi-year non-cancelable terms, in a limited number of contracts, customers have an option to buy out of the contract for a specified termination fee. If such customers exercise this buy-out option, or if we negotiate an early termination of a contract at a customer's request, any termination fee would be recognized in full at the time of termination, which would favorably affect subscription revenues in that period and unfavorably affect subscription revenues in subsequent periods. Fluctuation in quarterly results may negatively impact the value of our common stock. Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:

- our ability to retain current customers or attract new customers;

- the activation, delay in activation, or cancellation of large blocks of users by customers;

- the timing of recognition of professional services revenues;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

- acquisitions of our customers, to the extent the acquirer elects not to continue using our solutions or reduces subscriptions to our solutions;

- significant disruptions or distress in the FI industry;

- customer renewal rates;

- increases or decreases in usage of our solutions or pricing changes upon renewals of customer contracts (including as a result of our asset-based pricing model we began implementing in fiscal 2025);

- network outages or security breaches;

- general economic, industry, and market conditions;

- changes in our pricing policies or those of our competitors;

- seasonal variations in sales of our solutions, which have historically been highest in the fourth quarter of our fiscal year;

- the timing and amount of litigation and litigation-related expenses;

- the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners; and

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill or intangible assets from acquired companies.

***The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.***

We must attract and retain highly qualified personnel. In particular, we are dependent upon the services of our senior leadership team, and the loss of any member of this team could adversely affect our business. Competition for executive officers, software developers, sales personnel, and other key employees in our industry is intense, particularly with AI/ML expertise. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled sales and operations professionals. As we continue to incorporate AI/ML capabilities into our platform, we face heightened competition for personnel with specialized expertise in AI and competition for such talent is intense not only within the financial technology industry but also across large technology companies, financial institutions, and emerging AI-focused companies, many of which have substantially greater financial resources and brand recognition than we do.

Our principal operations are in Wilmington, North Carolina, where the pool of potential employees with the skills we need is more limited than it may be in larger markets, and we are sometimes required to induce prospective employees to relocate. Many of the companies with which we compete for experienced personnel have greater resources than we do. Compensation levels for AI/ML professionals have increased significantly in recent years, and we may be required to offer higher levels of cash compensation, equity awards, or other incentives to attract and retain such personnel, which could increase our operating expenses and adversely affect our margins. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed. In addition, job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. Thus, if the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected.

***We may not accurately predict the long-term rate of customer subscription renewals or adoption of our solutions, or any resulting impact on our revenues or operating results.***

We have, and may in the future, be required to change our pricing model. For example, in fiscal 2025, we introduced a new pricing model, which sets the pricing for our solutions primarily on the asset size of the FI customer. While we believe this new model responds to how we have observed customers using our solutions and evolving market conditions, there is no assurance that our existing customers will react favorably to it, or that potential new customers will adopt it. It is also possible that the pricing model we began implementing in fiscal 2025 will not generate the revenues we expect from it for other reasons. Any of these factors could lead to an adverse effect on our results of operations or financial conditions and have a negative impact on the price of our common stock.

Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew for fewer users or on less favorable pricing terms, particularly if they seek to negotiate alternatives to our asset-based pricing model. The historic average initial term of our customer agreements has been generally three to five years in length, billed annually in advance, and our fees and services have generally been non-cancelable and have not contained refund-type provisions. U.S. mortgage contracts are generally billed monthly. Subscription arrangements that are cancelable generally have penalty clauses. Although we have observed some trends at our current scale with respect to customer subscription renewals, we cannot be certain of how actual renewal rates will compare to what we anticipate. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our pricing or our solutions or their ability to continue their operations or spending levels.

In addition, large or influential FI customers may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to implement further changes to our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position, and/or cash flow.

***Because we recognize subscription revenues over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods.***

We generally recognize subscription revenues ratably over the terms of our customer contracts. Most of the subscription revenues we report each quarter are derived from the recognition of deferred revenue relating to subscriptions activated in previous quarters. Consequently, a reduction in activated subscriptions in any single quarter may only have a small impact on our subscription revenues for that quarter. However, such a decline will negatively affect our subscription revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our solutions may not be apparent in our current-quarter revenues or reflected in our results of operations until future periods.

***Our business faces significant risks from diverse and evolving cybersecurity threats, including increased threats from the use of AI/ML. A breach of our security or privacy measures or those we rely on could result in unauthorized access to, or disclosure of, customer or their clients' data, which may materially and adversely impact our reputation, business, and results of operations.***

Certain elements of our solutions, particularly our analytics and mortgage solutions, process and store personally identifiable information ("PII"), such as banking and personal information of our customers' clients, and we may also have access to PII during various stages of the implementation process or during the course of providing customer support. Furthermore, as we develop or acquire additional functionality, we may gain greater access to PII. We maintain policies, procedures, and technological safeguards designed to protect the confidentiality, integrity, and availability of this information and our information technology systems. However, we and our third-party service providers, frequently defend against and respond to data security incidents. We cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of PII or other security or privacy events that impact the integrity or availability of PII or our systems and operations, or the related costs we may incur to mitigate the consequences from such events. Further, our products are flexible and complex software solutions and there is a risk that configurations of, or defects in, our solutions or errors in implementation could create vulnerabilities to security breaches. There may be continued unlawful attempts to disrupt or gain access to our information technology systems or those of our third-party service providers or the PII or other data of our customers or their clients that may disrupt our or our customers' operations.

In addition, because we leverage third-party providers, including cloud, software, data center, and other critical technology vendors to deliver our solutions to our customers and their clients, we rely heavily on the data security technology practices and policies adopted by these third-party providers. A vulnerability in a third-party provider's software or systems, a failure of our third-party providers' safeguards, policies or procedures, or a breach of a third-party provider's software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our solutions.

Cyberattacks and other malicious internet-based activity, including increased threats from the use of AI, continue to increase and evolve, and cloud-based providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer "hackers," malicious code (such as viruses and worms), phishing, employee theft or misuse, and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Current or future criminal capabilities, discovery of existing or new vulnerabilities, and attempts to exploit those vulnerabilities or other developments, may compromise or breach our systems or solutions. In the event our or our third-party providers' protection efforts are unsuccessful and our systems or solutions are compromised, we could suffer substantial harm. A security breach could result in operational disruptions, loss, compromise or corruption of customer or client data or data we rely on to provide our solutions, including our analytics initiatives and offerings that impair our ability to provide our solutions and meet our customers' requirements resulting in decreased revenues and otherwise materially negatively impacting our financial results. Also, our reputation could suffer irreparable harm, causing our current and prospective customers to decline to use our solutions in the future. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims, all of which could be costly and divert resources and the attention of our management and key personnel away from our business operations.

Federal and state regulations may require us or our customers to notify individuals of data security or privacy incidents involving certain types of personal data or information technology systems, and those laws and regulations continue to evolve to add more reporting requirements on faster timelines. Security compromises experienced by others in our industry, our customers, or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our solutions, or subject us to third-party lawsuits, regulatory fines, or other actions or liabilities, which could materially and adversely affect our business and results of operations.

In addition, some of our customers contractually require notification of data security compromises and include representations and warranties in their contracts with us that our solutions comply with certain legal and technical standards related to data security and privacy and meet certain service levels. In certain of our contracts, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a customer's right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, there can be no assurance that such limitations of liability would be adequate. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will be available on acceptable terms or will be available in sufficient amounts to cover one or more claims, or that our insurers will not deny or attempt to deny coverage as to any future claim. The successful assertion of one or more claims against us, the inadequacy or denial of coverage under our insurance policies, litigation to pursue claims under our policies, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could materially and adversely affect our business and results of operations.

As cyber threats have evolved and continue to evolve, vulnerabilities in our solutions and information technology systems have been and will in the future be identified, and we expect to expend additional resources to remediate such vulnerabilities and continue to modify or enhance our layers of defense. System enhancements and updates create risks associated with implementing new systems and integrating them with existing ones, including risks associated with the effectiveness of our, our customers' and our third-party providers' software development lifecycles. Due to the complexity and interconnectedness of our systems and solutions, the process of enhancing our layers of defense, including addressing hardware-based vulnerabilities, can itself create a risk of systems disruptions and security issues. Customer utilization of older versions of our solutions can increase the risk and complexity of security vulnerabilities and the resources and time required to address them.

For more information on our current cybersecurity risk management practices, see Part I, Item 1C of this Annual Report on Form 10-K, "Cybersecurity."

***Privacy and data security concerns, data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our solutions and adversely affect our business and results of operations.***

Personal privacy, information security, and data protection, including with respect to the use of AI technologies, are significant issues in the U.S., the European Union ("EU"), the United Kingdom ("UK") and a number of other jurisdictions where we offer our solutions. The regulatory framework governing the collection, processing, storage, and use of certain information, particularly financial and other PII, is rapidly evolving. Any failure or perceived failure by us to comply with applicable privacy, security, or data protection laws, regulations, or industry standards may materially and adversely affect our business and results of operations.

We expect that there will continue to be new proposed and adopted laws, regulations, and industry standards concerning privacy, data protection, and information security in the U.S., the EU, and other jurisdictions in which we operate. For instance, the California Consumer Privacy Act (the "CCPA") became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, receive detailed information about how their personal information is used and shared by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined), and provide such consumers rights to opt-out of certain sales of personal information. The CCPA provides for potential civil penalties for violations, as well as a limited private right of action for data breaches caused as a result of unreasonable information security practices that can heighten post-incident litigation risk. The California Privacy Rights Act (the "CPRA"), which expands the CCPA, passed in November 2020 and went into effect on January 1, 2023, expands privacy rights further and expands compliance requirements. Among other things, the CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It has also created a new California data protection agency authorized to issue substantive regulations which could result in increased privacy and information security enforcement. In 2025, new CCPA regulations were approved, going into effect starting in 2026. These regulations impose new requirements including with respect to automated decision-making technologies ("ADMT"). The CCPA includes a number of limited exceptions, including an exception for data that is collected, processed, sold or disclosed pursuant to the Gramm-Leach-Bliley-Act ("GLBA") and an exemption that includes some types of data covered by the Fair Credit Reporting Act ("FCRA"). These exceptions, however, do not apply to the limited private cause of action afforded to individuals for incidents caused by a company's failure to implement and maintain reasonable security measures to protect consumers' personal information. Additionally, the CCPA applies to the personal information of California residents collected in the employment, job applicant and business-to-business settings.

Twenty U.S. states have enacted comprehensive privacy laws and several others are proposing and enacting laws and regulations that impose obligations similar to the CCPA or that otherwise involve significant obligations and restrictions. These laws and regulations are constantly evolving and add layers of complexity to compliance in the U.S. market. The CCPA and similar new state laws and regulations will require additional resources to ensure compliance, and may have potentially conflicting requirements that would make compliance challenging.

The GLBA and FCRA impose privacy and information security requirements on FIs, including obligations to protect and safeguard consumers' nonpublic personal information and creditworthiness information, respectively, and limitations on the use and disclosure of such information. The GLBA requires appropriate administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, availability, and the proper disposal of nonpublic personal information, and the FCRA imposes similar information security requirements regarding the protection of creditworthiness information.

The Federal Trade Commission ("FTC") and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the collection, use, dissemination and security of personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act.

Privacy and cybersecurity laws continue to evolve to impose ever stricter standards for the collection, use, dissemination, security, transfer and localization of personally identifiable information, including financial information. Actual, potential, or perceived violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies and processing of personal data, as well as civil claims including class actions, reputational damage and ongoing compliance costs, any of which could harm our business, results of operations and financial condition. Moreover, several states have enacted or are considering AI-specific regulations, which could increase compliance burdens and heighten the risks associated with the training, development, deployment, and use of AI technologies.

Similarly, the European Economic Area (the "EEA") (comprised of the EU Member States and Iceland, Liechtenstein and Norway) adopted the General Data Protection Regulation (2016/679) (the "EU GDPR") in May 2018 and the UK implemented the EU GDPR by virtue of section 3 of the European Union (Withdrawal) Act 2018 which sits alongside the UK Data Protection Act 2018 (as amended by the U.K. Data (Use and Access) Act 2025) (known as the "UK GDPR," and together with the "EU GDPR," the "GDPR"). The GDPR has a direct effect where an entity is established in the EEA or the UK and has extra-territorial effect where an entity established outside of the EEA or UK processes personal data in relation to the offering of goods or services to individuals in the EEA and/or the UK or the monitoring of their behavior. The GDPR imposes a number of obligations on controllers, including, among others: (i) accountability and transparency requirements which require controllers to demonstrate and record compliance with the GDPR and to provide detailed information to data subjects regarding processing; (ii) requirements for obtaining valid consent where consent is the lawful basis for processing; (iii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed in relation to the purpose for which they are processed; (iv) obligations to comply with data protection rights of data subjects including a right of access to and rectification of personal data, a right to obtain restriction of processing or to object to processing of personal data and a right to ask for a copy of personal data to be provided to a third party in a usable format and erasing personal data in certain circumstances and the right not to be subject to solely automated decision-making; (v) obligations to implement appropriate technical and organizational security measures to safeguard personal data; and (vi) obligations to report certain personal data breaches to the relevant supervisory authority without undue delay (and no later than 72 hours where feasible) and to affected individuals, where the personal data breach is likely to result in a high risk to their rights and freedoms, without undue delay. Processors are required to notify the controller without undue delay after becoming aware of a personal data breach.

In addition, the EU GDPR prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism in accordance with the EU GDPR has been put in place (e.g., Standard Contractual Clauses or "SCCs") or a derogation under the EU GDPR can be relied on. In certain cases (e.g. where transfers are made in reliance on SCCs) it is also necessary to carry out a transfer impact assessment ("TIA") which, among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an 'essentially equivalent' level of data protection to that afforded in the EEA. On July 10, 2023, the European Commission adopted its Final Implementing Decision granting the U.S. adequacy ("Adequacy Decision") for EU-US transfers of personal data for entities self-certified to the EU-US Data Privacy Framework ("DPF"). Entities relying on EU SCCs for transfers to the U.S. are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the equivalence of U.S. national security safeguards and redress.

The UK GDPR also imposes similar restrictions on transfers of personal data from the UK to jurisdictions that the UK government does not consider adequate. The UK Government has published its own form of the EU SCCs, known as the International Data Transfer Agreement and an International Data Transfer Addendum to the new SCCs. The UK Information Commissioner's Office ("ICO") has also published its own version of the TIA, although entities may choose to adopt either the EU or UK-style TIA. Further, on September 21, 2023, the UK Secretary of State for Science, Innovation and Technology established a UK-U.S. data bridge (i.e., a UK equivalent of the Adequacy Decision) and adopted UK regulations to implement the UK-U.S. data bridge. Personal data may be transferred from the UK under the UK-U.S. data bridge through the UK extension to the DPF to organizations self-certified under the UK extension to DPF. This may have implications for our cross-border data flows and may result in additional compliance costs.

Data protection supervisory authorities have the power under the GDPR to (amongst other things) impose fines of up to €20 million (under the EU GDPR) or £17.5 million (under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, for serious violations of certain of the GDPR's requirements. Data subjects also have a right to compensation, as a result of an organization's breach of the GDPR which has affected them for financial or non-financial losses (e.g., distress). Complying with the GDPR may cause us to incur substantial operational and compliance costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, regulators, customers, data subjects, suppliers, vendors or other parties. Further, there is a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

From a cybersecurity perspective, the GDPR does not provide for a specific set of cybersecurity requirements or measures to be implemented but rather requires a controller or processor to implement appropriate cyber and data security measures in accordance with the then-current risk, the state of the art, the costs of implementation and the nature, scope, context and purposes of the processing. The GDPR however does explicitly require that controllers notify personal data breaches as described above.

On January 17, 2023, the EU Network and Information Systems Security 2 Directive ("NISD2") entered into force. Member States had until October 17, 2024 to transpose NISD2 into EU Member State law. As of February 2026, most Member States have now implemented NISD2. The European Commission initiated infringement procedures, in November 2024, by sending letters of formal notice to 23 Member States for failing to fully transpose NISD2 by this deadline. Under NISD2, stringent cybersecurity and incident reporting requirements are imposed on 'essential' and 'important' entities, which include information and communication technology ("ICT") managed service providers.

NISD2 states that any maximum fine which national implementing law provides for should at least be set at €10 million or 2% of total worldwide turnover, whichever is higher, where essential entities are concerned. Other sanctions may include (i) a temporary suspension to provide services in the EU (by suspending relevant authorizations/certifications); (ii) an order to make public certain elements of the infringement and/or inform customers; and (iii) injunctions to immediately cease infringing conduct. Importantly, NISD2 also provides that senior members of staff can be held personally liable, and face administrative fines or be temporarily suspended from exercising managerial functions at the legal representative or chief executive officer level.

The EU Digital Operational Resilience Act ("DORA"), which took effect on January 17, 2025, imposes regulatory obligations to reinforce the digital operational resilience of regulated entities operating in the financial services industry, and to adequately manage and remediate risks related to the engagement of ICT third-party service providers. DORA only imposes direct regulatory obligations on ICT third-party service providers that are considered 'critical' within the meaning of DORA. Non-critical ICT third-party service providers are only indirectly impacted by DORA, by virtue of the mandatory contractual terms that DORA requires financial entities to implement with ICT third-party service providers.

DORA does not provide for minimum or maximum monetary sanctions but empowers EU Member State competent authorities to enforce DORA and determine the appropriate sanction on the basis of the factors set out in DORA, including the gravity and duration of the infringement. Sanctions may be administrative or criminal in nature, and DORA also provides that individual members of the management body can be held personally liable for any non-compliance.

We cannot yet fully determine the impact these or future laws, rules, and regulations may have on our business or operations. Any such laws, rules, and regulations may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of information including financial and PII, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve.

Any failure or perceived failure by us, or any third parties with which we do business, to comply with these laws, rules, and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time, and other resources, or the incurrence of fines, penalties, or other liabilities. There is also a risk that we could be impacted by a cybersecurity incident that results in loss or unauthorized disclosure of personal data, potentially resulting in us facing harms similar to those described above. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business and results of operations.

***Fundamental elements of the nCino Platform are built on the Salesforce Platform and we rely on our agreement with Salesforce to provide this solution to our customers.***

Fundamental elements of the nCino Platform are built on the Salesforce Platform and we rely on our agreement with Salesforce to use the Salesforce Platform in conjunction with these solutions, including for hosting infrastructure and data center operations. Any termination of our relationship with Salesforce would result in a materially adverse impact on our business model.

Our agreement with Salesforce expires on January 31, 2031, unless earlier terminated by either party in the event of the other party's material breach, bankruptcy, change in control in favor of a direct competitor, or intellectual property infringement, and thereafter automatically renews for additional one-year periods unless notice of non-renewal is provided by either party. If we are unable to renew our agreement with Salesforce, there would be, absent a termination for cause, a wind-down period during which existing customers would be able to continue using the nCino Platform in conjunction with the Salesforce Platform, but we would be unable to provide this solution to new customers and could be limited in our ability to allow current customers to add additional users. In addition, if we are unable to renew our agreement with Salesforce upon its expiration, our customers would need to obtain a separate subscription from Salesforce in order to access the nCino Platform. This could cause a significant delay in the time required to enter into agreements with customers, place us and our customers at a disadvantage in negotiating with Salesforce, and lead customers not to renew or enter into agreements with us. We also cannot assure you that the pricing or other terms in any renewal with Salesforce would be favorable to us, and if they are not, our business and operating results may be materially and adversely affected.

In addition, Salesforce has the right to terminate their agreement with us in certain circumstances, including in the event of a material breach by us. If Salesforce terminates our agreement for cause, it would not be required to provide the wind-down period described above. We are also required to indemnify Salesforce for claims made against Salesforce by a third party alleging that the nCino Platform infringes the intellectual property rights of such third party.

An expiration or termination of our agreement with Salesforce would cause us to incur significant time and expense to acquire rights to, or develop, a replacement solution and we may not be successful in these efforts, which could cause the nCino Platform to become obsolete. Even if we were to successfully acquire or develop a replacement solution, some customers may decide not to adopt such solution and may, as a result, decide to use a different solution. If we were unsuccessful in acquiring or developing a replacement solution or acquire or develop a replacement solution that our customers do not adopt, our business, results of operations, and brand would be materially and adversely affected.

Furthermore, there are no exclusivity arrangements in place with Salesforce that would prevent them from developing their own offerings that compete directly with ours, acquiring a company with offerings similar to ours, or investing greater resources in our competitors. While we believe our relationship with Salesforce is strong, Salesforce competing with us could materially and adversely affect our business and results of operations.

***We depend on data centers operated by or on behalf of Salesforce, AWS, and other third parties, and any disruption in the operation of these facilities could adversely affect our business and subject us to liability.***

Our solutions are primarily hosted in data centers operated by or on behalf of Salesforce, AWS, and other third parties, and we do not control the operation of these data centers. Problems associated with these data centers could adversely affect the experience of our customers. Any disruptions or other operational performance problems with these data centers could result in material interruptions in our services, adversely affect our reputation and results of operations, and subject us to liability.

In addition to serving as a data center provider, AWS provides cloud infrastructure and platform services that are integral to the operation of certain of our products. AWS also serves as the primary infrastructure layer for certain of our products including our U.S. mortgage business and our artificial intelligence and machine learning capabilities, including the cloud platform services that power our AI-driven features and our agentic AI platform. Any disruption to these services, including a prolonged outage or termination of our agreement with AWS, could impair our ability to deliver those products and AI capabilities to customers and could adversely affect our business and results of operations.

***Our customers are highly regulated. Our failure to comply with laws and regulations applicable to us as a technology provider to FIs could adversely affect our business and results of operations, increase costs, and impose constraints on the way we conduct our business.***

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our solutions address. As a provider of technology to FIs, we have been, and expect to continue to be, examined on a periodic basis by various regulatory agencies and may be required to review certain of our suppliers and partners. In addition, while much of our operations are not directly subject to the same regulations applicable to FIs, we are generally obligated to our customers to provide software solutions and maintain internal systems and processes that comply with certain federal and state regulations applicable to them. For example, as a result of obligations under some of our customer contracts, we are required to comply with certain provisions of the GLBA related to the privacy of consumer information and may be subject to other privacy and data security laws because of the solutions we provide to FIs. The GLBA includes limitations on FI's disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requiring FIs to limit the use and further disclosure of nonpublic personal information to nonaffiliated third parties and requiring FIs to safeguard nonpublic personal information. Banking regulations for information security and breach notification also impose obligations on us due to our relationships with customers that increase our information security obligations and customers may impose additional information security standards upon us, such as those relating to the New York Department of Financial Services Cybersecurity Regulation ("Cybersecurity Regulation") or the National Association of Insurance Commissioner's Insurance Data Security Model Law, which are both intended to establish standards for data security and standards for the investigation and notification of data breaches applicable to insurance licensees. As of February 1, 2026, a version of the Insurance Data Security Model law has been adopted in more than 25 jurisdictions. Both the Cybersecurity Regulation and Insurance Data Security Model Law require oversight of third-party service providers with respect to information security, among other things. Matters subject to review and examination by federal and state FI regulatory agencies and external auditors include our internal information technology controls in connection with our performance of data processing services, the agreements giving rise to those processing activities, and the design of our solutions. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. If we have to make changes to our internal processes and solutions as result of these regulations, we could be required to invest substantial additional time and funds and divert time and resources from other corporate purposes to remedy any identified deficiency.

The evolving, complex, and often unpredictable regulatory environment in which our customers operate could result in our failure to provide compliant solutions, which could result in customers not purchasing our solutions or terminating their contracts with us or the imposition of fines or other liabilities for which we may be responsible. In addition, federal, state, and/or foreign agencies may attempt to further regulate our activities in the future which could adversely affect our business and results of operations.

***We have and may continue to acquire or invest in companies, pursue business partnerships or divest products or assets, which may divert our management's attention or result in dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions, investments, partnerships, or divestitures.***

From time to time, we consider potential strategic transactions, including acquisitions or divestitures of, or investments in, businesses, technologies, services, solutions, and other assets. For example, we completed three acquisitions in fiscal 2025 and one acquisition in fiscal 2026. We also may enter into relationships with other businesses to expand our solutions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to approvals that are beyond our control. For instance, we incurred significant costs in connection with our prior acquisitions. If an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer. We may not be able to find and identify desirable acquisition targets, we may incorrectly estimate the value of an acquisition target, and we may not be successful in entering into an agreement with any particular target or identified purchaser for divestiture opportunities. If we are successful in acquiring additional businesses, we may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- our inability to integrate or benefit from acquired technologies or services;

- unanticipated costs or liabilities associated with the acquisition;

- incurrence of transaction-related costs;

- difficulty integrating the technology, accounting systems, operations, control environments, and personnel of the acquired business and integrating the acquired business or its employees into our culture;

- difficulties and additional expenses associated with supporting legacy solutions and infrastructure of the acquired business;

- difficulty converting the customers of the acquired business to our solutions and contract terms, including disparities in terms;

- additional costs for the support or professional services model of the acquired company;

- diversion of management's attention and other resources;

- adverse effects to our existing business relationships with business partners and customers as a result of the acquisition or divestiture;

- the issuance of additional equity securities that could dilute the ownership interests of our stockholders;

- incurrence of debt on terms unfavorable to us or that we are unable to repay;

- incurrence of substantial liabilities;

- difficulties retaining key employees of the acquired business; and

- adverse tax consequences, substantial depreciation, or deferred compensation charges.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

***Any legal proceedings against us could adversely affect our operations and prospects, damage our reputation, and be costly and time-consuming to defend.***

In the future, we may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees. Legal proceedings might result in damages and harm to our operations and prospects, reputational damage, substantial costs, and may divert management's attention and resources, which might adversely impact our business, overall financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock.

***Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be adversely affected.***

We believe our corporate culture is one of our fundamental strengths, as we believe it enables us to attract and retain top talent and deliver superior results for our customers. As we grow, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

***We may encounter implementation challenges, including in situations in which we rely on SIs, which would materially and adversely affect our business and results of operations.***

We may face unexpected challenges related to the complexity of our customers' implementation and configuration requirements. Implementation of our solutions may be delayed or expenses may increase when customers have unexpected data, software, or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with customers and our operating results. In general, the revenues related to implementation and other professional services we provide are recognized on a proportional performance basis, and delays and difficulties in these engagements could result in losses on these contracts. In addition, our customers often require complex acceptance testing related to the implementation of our solutions. We also leverage the services of SIs, including Accenture, Deloitte, PwC, and West Monroe Partners, among others, to implement and configure the nCino Platform for our larger FI customers, while we have historically performed professional services for smaller FIs ourselves. While SI partners generally contract directly with our customers, any failure or delay by the SI partners we work with in providing adequate service and support would likely adversely affect our brand and reputation. For implementations we conduct ourselves, project delays may result in recognizing revenues later than expected. Further, because we do not fully control our customers' implementation schedules, if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in implementation and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in implementation processes could cause customers to delay or forego future purchases of our solutions.

***We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges, any of which may materially and adversely affect our business and results of operations.***

Since our inception, our business has grown rapidly, which has resulted in a large increase in our employee headcount, expansion of our infrastructure, enhancement of our internal systems, and other significant changes and additional complexities. Our revenues increased from $476.5 million for fiscal 2024 to $540.7 million for fiscal 2025 and to $594.8 million for fiscal 2026. Our total number of employees increased from 436 as of January 31, 2018 to 1,684 as of January 31, 2026. Managing and sustaining a growing workforce and customer base geographically dispersed in the U.S. and internationally requires substantial management effort, infrastructure, and operational capabilities. To support our growth, we must continue to improve our management resources and our operational and financial controls and systems, and these improvements may increase our expenses more than anticipated and result in a more complex business. We also have to expand and enhance the capabilities of our sales, relationship management, implementation, customer service, research and development, and other personnel to support our growth and continue to achieve high levels of customer service and satisfaction. Our success depends on our ability to plan for and manage this growth effectively. If we fail to anticipate and manage our growth or are unable to continue to provide high levels of customer service, our reputation, as well as our business and results of operations, could be materially and adversely affected.

***Defects, errors, or other performance problems in our solutions could harm our reputation, result in significant costs to us, impair our ability to sell our solutions, and subject us to substantial liability.***

Our solutions are complex and may contain defects or errors when implemented or when new functionality is released. Despite extensive testing, from time to time we have discovered, and may in the future discover, defects or errors in our solutions. As we rapidly develop and deploy AI-powered features, the risk of unexpected behaviors, inaccuracies, or performance issues increases. Any performance problems or defects in our solutions may materially and adversely affect our business and results of operations. Defects, errors, or other performance problems or disruptions in service to provide bug fixes or upgrades, whether in connection with day-to-day operations or otherwise, could be costly for us, damage our customers' businesses, and harm our reputation. In addition, if we have any such errors, defects, or other performance problems, our customers could seek to terminate their contracts, elect not to renew their subscriptions, delay or withhold payment, or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation, or adverse publicity. Errors, defects, or other problems could also result in reduced sales or a loss of, or delay in, the market acceptance of our solutions.

***We leverage third-party software, content, and services for use with our solutions. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software, content, or services, could cause delays, errors, or failures of our solutions, increases in our expenses, and reductions in our sales, which could materially and adversely affect our business and results of operations.***

We use software and content licensed from, and services provided by, a variety of third parties in connection with the operation of our solutions. Any performance issues, errors, bugs, or defects in third-party software, content, or services could result in errors or a failure of our solutions, which could adversely affect our business and results of operations. In the future, we might need to license other software, content, or services to enhance our solutions and meet evolving customer demands and requirements. Any limitations in our ability to use third-party software, content, or services could significantly increase our expenses and otherwise result in delays, a reduction in functionality, or errors or failures of our solutions until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or license, and integrated into our solutions. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business and results of operations.

***We may fail to successfully expand internationally. In addition, sales to customers outside the U.S. or with international operations expose us to risks inherent in international sales, which may include a marked increase in expenses.***

For the fiscal years ended January 31, 2024, 2025, and 2026, sales to customers outside the U.S. accounted for 18.7%, 21.5% and 22.1%, respectively, of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. We have expended significant resources to build out our sales and professional services organizations outside of the U.S. and we may not realize a suitable return on this investment in the near future, if at all. We have limited operating experience in international markets, and we cannot assure you that our international expansion efforts will be successful. Our experience in the U.S. may not be relevant to our ability to expand in any international market.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the U.S. Export control regulations in the U.S. may increasingly be implicated in our operations as we expand internationally. These regulations may limit the export of our solutions and provision of our solutions outside of the U.S., or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Changes in export or import laws, or corresponding sanctions, may delay the introduction and sale of our solutions in international markets, or, in some cases, prevent the export or import of our solutions to certain countries, regions, governments, persons, or entities altogether, which could adversely affect our business, financial condition, and results of operations.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. Our precautions to prevent violations of these laws may prove ineffective, and our potential exposure for violating these laws increases as our international presence and sales expand.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- unanticipated costs;

- the need to localize and adapt our solutions for specific countries;

- complying with varying and sometimes conflicting data privacy laws and regulations;

- difficulties in staffing and managing foreign operations, including employment laws and regulations;

- unstable regional, economic, or political conditions;

- different pricing environments, longer sales cycles, and collections issues;

- new and different sources of competition;

- weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights outside of the U.S.;

- laws and business practices favoring local competitors;

- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, and anti-bribery laws and regulations;

- increased financial accounting and reporting burdens and complexities;

- restrictions on the transfer of funds; and

- adverse tax consequences.

Our international contracts often provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

***Failure to effectively expand our sales capabilities could harm our ability to increase our customer base.***

Increasing our customer base and expanding customer adoption within and across business lines will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We plan to continue to expand our direct sales force both domestically and internationally for the foreseeable future. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Newly hired employees require significant training and time before they achieve full productivity and they may not become as productive as quickly as we expect, if at all. Further, we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be adversely affected if our sales expansion efforts do not generate a significant increase in revenues.

***If we fail to provide effective customer training on our solutions and high-quality customer support, our business and reputation would suffer.***

Effective customer training and high-quality, ongoing customer support are critical to the successful marketing, sale, and adoption of our solutions and for the renewal of existing customer contracts. As we grow our customer base, we will need to further invest in and expand our customer support and training organization, which could strain our team and infrastructure and reduce profit margins. If we do not help our customers adopt our solutions, quickly resolve any post-implementation matters, and provide effective ongoing customer support and training, our ability to expand sales to existing and future customers and our reputation would be adversely affected.

***If we are unable to effectively integrate our solutions with other systems used by our customers, or if there are performance issues with such third-party systems, our solutions will not operate effectively and our business and reputation will be adversely affected.***

Our solutions integrate with other third-party systems used by our customers, including core processing systems. We do not have formal arrangements with many of these third-party providers regarding our access to their application program interfaces to enable these customer integrations. If we are unable to effectively integrate with third-party systems, our customers' operations may be disrupted, which may result in disputes with customers, negatively impact customer satisfaction and harm our business. If the software of such third-party providers has performance or other problems, such issues may reflect poorly on us and the adoption and renewal of our solutions, and our business and reputation may be harmed.

***Our sales cycle can be unpredictable, time-consuming and costly.***

Our sales process involves educating prospective customers and existing customers about the benefits and technical capabilities of our solutions. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our solutions, but also those of our competitors. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller FIs and 12 to 18 months or more for larger FIs. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers' businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

***Failure to protect our proprietary technology and intellectual property rights could adversely affect our business and results of operations.***

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright, and trade secret laws and contractual protections in the U.S. and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of January 31, 2026, we had 12 issued patents relating to the nCino Platform in the U.S. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We have registered the "nCino" name and logo in the U.S. and certain other countries and we have registrations and/or pending applications for additional marks in the U.S. and certain other countries. However, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our solutions, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available. We also rely on confidentiality agreements, consulting agreements, work-for-hire agreements, and invention assignment agreements with our employees, consultants, and others.

Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer, or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property is difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies, or intellectual property rights.

***We use "open source" software in our solutions, which may restrict how we use or distribute our solutions, require that we release the source code of certain software subject to open source licenses, or subject us to litigation or other actions that could adversely affect our business.***

We currently use in our solutions, and may use in the future, software that is licensed under "open source," "free," or other similar license, where the licensed software is made available to the general public on an "as-is" basis under the terms of a specific non-negotiable license. Some open source software licenses require that software subject to the license be made available to the public and that any modifications or derivative works based on the open source code be licensed in source code form under the same open source licenses. Our monitoring of our use of open source software may fail to prevent the risk of licensing such software. We cannot assure you that all open source software is reviewed prior to use in our solutions, that our programmers have not incorporated open source software into our solutions, or that they will not do so in the future.

In addition, our solutions may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solutions, limit or discontinue sales, or take other remedial action, any of which could adversely affect our business.

***Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and adversely affect our business and results of operations.***

Intellectual property disputes are common in our industry. We may be subject to claims in the future alleging that we have misappropriated, misused, or infringed other parties' intellectual property rights. Some companies, including certain of our competitors, own a larger number of patents, copyrights, and trademarks than we do, which they may use to assert claims against us. This disparity may also increase the risk that third parties may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies, non-practicing entities, or other adverse patent owners who have no relevant product revenues and against whom our own patents may provide little or no deterrence or protection. Our solutions utilize third-party licensed software, and any failure to comply with the terms of one or more of these licenses could adversely affect our business. Third parties may also assert claims of intellectual property rights infringement against our customers, whom we are typically required to indemnify. As competition increases, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation, or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could deter customers or potential customers from purchasing our solutions.

There can be no assurance that we will successfully defend third-party intellectual property claims. An adverse outcome of a dispute may require us to:

- pay substantial damages, including treble or statutory damages, if we are found to have willfully infringed a third party's patents or copyrights, respectively;

- cease developing or selling any elements of our solutions that rely on technology that is alleged to infringe or misappropriate the intellectual property of others;

- enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights;

- expend additional development resources to attempt to redesign our solutions or otherwise develop non-infringing technology, which may not be successful; and

- indemnify our customers and other third parties.

Any license we may enter into as a result of litigation may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could adversely affect our business and results of operations.

***Our ability to raise capital in a timely manner if needed in the future may be limited, or such capital may be unavailable on acceptable terms, if at all. Our failure to raise capital if needed could adversely affect our***

***business and results of operations, and any debt or equity issued to raise additional capital may reduce the value of our common stock.***

We have funded our operations since inception primarily through equity financings, receipts generated from customers, and a revolving credit facility of up to $250.0 million (the "2024 Credit Facility"). As of January 31, 2026, we had $213.5 million outstanding under our 2024 Credit Facility. In March 2024, we amended our then-existing revolving credit facility (the "2022 Credit Facility") and increased our borrowing availability from $50.0 million to $100.0 million and, in October 2024, we terminated our 2022 Credit Facility and obtained the 2024 Credit Facility. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could adversely affect our business and results of operations. If we incur debt, including under the 2024 Credit Facility, the lenders would have rights senior to holders of common stock to make claims on our assets, and the terms of any future debt could restrict our operations, and we may be unable to service or repay the debt. Furthermore, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in a future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the impact any future incurrence of debt or issuance of equity securities will have on us. Any future incurrence of debt or issuance of equity securities could adversely affect the value of our common stock.

***Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.***

We have incurred substantial net operating losses ("NOLs") during our history. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generally may not be carried back to prior taxable years. Additionally, for taxable years beginning after December 31, 2017, the deductibility of federal NOLs is limited to 80% of our taxable income in such taxable year. NOLs generated in tax years before 2018 may still be used to offset future taxable income without regard to the 80% limitation, although they have the potential to expire without being utilized if we do not sustain profitability in the future.

In addition, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. The rules of Section 382 are regularly being evaluated to determine any potential limitations. If we experience one or more ownership changes as a result of future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards or pre-change tax attributes to offset our future taxable income, if any.

***Amendments to existing tax laws, rules, or regulations, or enactment of new unfavorable tax laws, rules, or regulations could have an adverse effect on our business and operating results.***

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) and new regulations or interpretations could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the United States Inflation Reduction Act, among other changes, introduced a 15% corporate minimum tax on certain United

States corporations and a 1% excise tax on certain stock redemptions by certain publicly traded corporations. More recently, in July 2025, the U.S. enacted the One Big Beautiful Bill Act ("OBBBA"), which made significant changes to the Code. Among other provisions, the OBBBA restored the immediate deductibility of domestic research and experimental ("R&E") expenditures for tax years beginning after December 31, 2024, while retaining the requirement to capitalize and amortize foreign R&E expenditures. The OBBBA also introduced other complex tax provisions, including changes to provisions relating to income from non-U.S. subsidiaries. Although the full impact of the OBBBA will depend on future regulatory guidance and implementation, these changes may materially affect our effective tax rate, deferred tax balances, and cash taxes.

We continue to evaluate the impacts of these and other recent tax law changes on our business. Changes in or interpretations under the OBBBA or other existing or future tax legislation may increase our tax liabilities or compliance costs. Furthermore, future guidance from the IRS and other tax authorities, or judicial decisions interpreting these laws, could materially impact our provision for income taxes. Additionally, if the U.S. or other foreign tax authorities change applicable tax laws or practices, our overall tax liability could increase, and our business, financial condition and results of operations may be adversely impacted.

**Risks Relating to Ownership of Our Common Stock**

***The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations and you may lose all or part of your investment.***

The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

- variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

- any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

- additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales;

- hedging activities by market participants;

- announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

- repurchases of our common stock under our stock repurchase programs or the decision to terminate or suspend any repurchases;

- changes in operating performance and stock market valuations of companies in our industry, including our competitors;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, including inflation and rising interest rates;

- lawsuits threatened or filed against us;

- developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

- volatility in the trading prices and trading volumes of financial technology and other technology stocks; and

- other events or factors, political conditions, election cycles, war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies' stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to a company's operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

***We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.***

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

***Future securities issuances could result in significant dilution to our existing stockholders and impair the market price of our common stock.***

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options to purchase shares of our common stock are exercised or options, restricted stock units, or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

***We cannot guarantee that any stock repurchase program will be fully consummated or that it will enhance stockholder value, and stock repurchases could affect the price of our common stock.***

In March 2025, our Board of Directors authorized a program under which we were authorized to repurchase up to $100.0 million of our outstanding common stock which we completed in the third quarter of fiscal 2026. In December 2025, our Board of Directors authorized another stock repurchase program of up to $100.0 million of our outstanding common stock (the "December 2025 Stock Repurchase Program"). The Company may make repurchases, from time to time, through open market purchases, block trades, in privately negotiated transactions, accelerated stock repurchase transactions, or by other means. Open market repurchases will be structured to occur in accordance with applicable federal securities laws. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under this authorization. The volume, price, timing, and manner of any repurchases will be determined at the Company's discretion, subject to general market conditions, as well as the Company's management of capital, general business conditions, other investment opportunities, regulatory requirements and other factors. The December 2025 Stock Repurchase Program does not obligate the Company to repurchase any specific amount of common stock, has no time limit, and may be modified, suspended, or discontinued at any time without notice at the discretion of our Board of Directors. The timing, pricing, and size of these repurchases will depend on a number of factors, including the market price of our common stock and general market and economic conditions. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time, which may result in a decrease in the price of our common stock. The stock repurchase program could affect the price of our common stock, increase volatility, and diminish our cash reserves.

***Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.***

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

- permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- prohibit stockholders from calling special meetings of stockholders;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws;

- restrict the forum for certain litigation against us to Delaware; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

***Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.***

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an "internal corporate claim," as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, our amended and restated certificate of incorporation contains a federal forum provision which provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

**General Risks**

***Uncertain, volatile, or weakened economic conditions, including inflation and rising interest rates, tariffs and trade issues, and geopolitical uncertainties, may adversely affect our industry, business, and results of operations.***

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments, monetary and other developments seemingly unrelated to us or our industry may adversely affect us. For example, the higher interest rate environment in the U.S., undertaken as a means to manage inflation, has had an impact on the real estate market in the U.S. and specifically, the demand for mortgage and mortgage-related products and services, which has had a negative impact on our U.S.

mortgage business and may continue to adversely impact that business to the extent the higher interest rate environment persists.

Moreover, domestic and international economies have from time to time been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty, including uncertainty as a result of geopolitical events such as the conflicts in and around Ukraine, the Middle East and other parts of the world. In particular, recent tariffs and reciprocal trade measures enacted or threatened to be enacted by the U.S. and other countries have led to increased volatility and uncertainty in certain parts of the global economy. We cannot predict the timing, strength, or duration of the current or any future potential economic volatility or slowdown in the U.S. or globally. These conditions affect the rate of technology spending generally and could adversely affect our customers' ability or willingness to purchase our solutions, delay prospective customers' purchasing decisions, reduce the value or duration of their subscriptions, or affect renewal rates, any of which could adversely affect our results of operations.

***Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our business, financial condition, and results of operations.***

A significant portion of our employee base, operating facilities, and infrastructure are centralized in Wilmington, North Carolina. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including hurricanes, tornadoes, wildfires, floods, earthquakes, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks or pandemic events, power outages, and other infrastructure failures, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could adversely affect our business and results of operations and harm our reputation. Moreover, our disaster recovery plans may prove inadequate. We may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business and results of operations. In addition, the facilities of our third-party providers, including Salesforce and AWS, may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties, or otherwise materially and adversely affect our business.

***If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.***

The trading market for our common stock is influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who covers us or may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

***Failure to maintain the adequacy of internal controls over financial reporting may adversely affect investor confidence in our company and, as a result, the value of our common stock.***

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. On an annual basis, this assessment includes disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. Our independent registered public accounting firm is required to annually attest to the effectiveness of our internal controls over financial reporting. We are required to disclose significant changes made in our internal controls procedure on a quarterly basis.

Our compliance with Section 404 has required, and will continue to require, that we incur substantial accounting expense and expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition and operating results. If we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

***The terms of our Credit Facility contain restrictive covenants that may limit our operating flexibility.***

On October 28, 2024, we entered into a Credit Agreement by and among the Company, nCino OpCo, Inc., certain subsidiaries of the Company as guarantors, the lenders party thereto, and Bank of America, N.A. as administrative agent, pursuant to which we received access to a revolving Credit Facility of up to $250.0 million. As of January 31, 2026, we had $213.5 million outstanding under our 2024 Credit Facility. The 2024 Credit Facility contains affirmative and restrictive covenants that limit our operating ability including to, among other things, dispose of assets, merge with other companies, incur additional indebtedness and liens, engage in new businesses, acquire certain other companies and modify organizational documents. In addition, the 2024 Credit Facility is secured by substantially all of our personal property, and the 2024 Credit Facility requires us to satisfy certain covenants, including maintaining certain total leverage and interest coverage ratios under the 2024 Credit Facility. As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. There is no guarantee that we will be able to meet our covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial or other covenants in our 2024 Credit Facility would adversely affect our business. Further, at any time, if we violate the terms of the 2024 Credit Facility or otherwise fail to meet our covenants, we may not be able to obtain a waiver from the lenders under satisfactory terms, if at all, which would limit our operating flexibility and/or liquidity and which would have an adverse effect on our business and prospects.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

### Risk Management and Strategy

nCino has implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks. Our approach includes (i) nCino's Enterprise Risk

Management Program, as managed by the Internal Audit & Enterprise Risk Management Department and overseen by the Audit Committee of the Board, who provide formal oversight of our cybersecurity risk; (ii) cybersecurity risk and threat assessments; (iii) vulnerability management programs designed to identify hardware and software vulnerabilities; (iv) variety of tools designed to monitor our networks and systems for suspicious activity; and (v) incident response plans and trainings. The Enterprise Risk Management Program includes a cybersecurity risk management process and a formal Information Security Management System ("ISMS") as foundational components of the program covering cybersecurity. Within this process, we routinely assess risks that could affect the organization's ability to meet its business objectives and provide reliable services to our customers.

nCino conducts annual cybersecurity risk and threat assessments which include detailed control analyses for measuring both inherent and residual risk factors. These assessments are performed by nCino Information Security as part of ISO 27001 ISMS requirements, framework and certification. Our annual risk assessment, aligned to ISO 27001 and National Institute of Standards and Technology ("NIST"), is the basis for security risk identification, with additional assessments to address risks that threaten the achievement of established control objectives. Threats to security, confidentiality, and availability are identified and assessed as part of our annual and routine risk assessments and regularly evaluated through internal audits. We supplement internal efforts with independent third-party assessments and annual compliance audits, including SOC 1, SOC 2, and ISO 27001 certifications. The results of these audits are reviewed by management and our Audit Committee, with any identified gaps or recommendations incorporated into our remediation tracking and monitoring process. Additional information on the cybersecurity risks we face is discussed in Part I, Item 1A of this Annual Report on Form 10-K, "Risk Factors."

## Governance

nCino's Chief Information Security Officer ("CISO") is responsible for identifying, assessing, and managing material cybersecurity risks. nCino's CISO brings over 25 years of experience in security and risk management to the Company, reporting to our Information Security Committee, comprised of executive leadership, cybersecurity-focused committees, and to nCino's Board of Directors. The CISO provides quarterly reports to the Audit Committee and annual briefings to the full Board of Directors.

nCino's CISO reports cybersecurity risk assessment results at the Enterprise Risk Management Committee, Information Security, and Board and Audit Committee Meetings. nCino uses formal and informal education and training efforts to identify and mitigate cybersecurity risk, which includes external collaboration with peers and industry groups. nCino maintains a documented process for when and by whom senior management is informed of a cybersecurity incident and when such information will be reported to affected parties. To further mitigate the impact of any cybersecurity incidents, we maintain cybersecurity insurance in amounts that we believe are appropriate for our business. These processes are detailed within our Incident Response Plan which is regularly reviewed and updated by the information security team.

## Item 2. Properties

Our headquarters are located in Wilmington, North Carolina where we lease facilities encompassing approximately 180,000 square feet plus a 648-space parking deck. These leases expire in October 2039, each with options to extend and a purchase option that expires if not exercised on or before November 30, 2028. We have additional domestic offices in the U.S. and international offices in the United Kingdom, Australia, Canada, Japan, Spain, New Zealand and South Africa. All of our offices are leased, and we do not own any real property.

We believe our facilities are adequate for our current needs. We believe that we will be able to obtain additional space on commercially reasonable terms.

**Item 3. Legal Proceedings**

From time to time, we may become involved in various litigation matters and be subject to claims that arise in the ordinary course of business. For information regarding legal proceedings, see Note 13 "Commitments and Contingencies" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated by reference into this Part I, Item 3.

**Item 4. Mine Safety Disclosures**

Not applicable.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Information for Common Stock**

Our common stock is listed on The Nasdaq Global Select Market under the symbol "NCNO".

**Stockholders**

As of January 31, 2026, there were 69 holders of record of our common stock. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

**Dividends Policy**

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

**Stock Performance Graph**

  This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

  The graph below compares the cumulative total return to our stockholders on our common stock between January 31, 2021 through January 31, 2026 in comparison to the Russell 2000 Index and the S&P 1500 Application Software Index. The graph assumes $100 was invested in our common stock on January 31, 2021, the Russell 2000 Index, and the S&P 1500 Application Software Index and assumes the reinvestment of any dividends.

<strong>Comparison of Cumulative Total Return of nCino, Inc.</strong>



**Securities Authorized for Issuance under Equity Compensation Plans**

  For more information regarding securities authorized for issuance, see Part III, Item 12 of this Annual Report on Form 10-K, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

**Unregistered Sales of Equity Securities**

  None.

**Issuer Purchases of Equity Securities**

The following table summarizes the stock repurchase activity for the three months ended January 31, 2026 (in thousands, except share and per share data):

| | Total Number of Shares Purchased (1) | Average Price Paid per Share (2) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs (1) |
|---|---|---|---|---|
| November 1, 2025 to November 30, 2025 | — | $ — | — | $ — |
| December 1, 2025 to December 31, 2025 | 772,198 | 25.90 | 772,198 | 80,002 |
| January 1, 2026 to January 31, 2026 | 195,373 | 25.59 | 195,373 | 75,002 |
| **Total** | 967,571 | | 967,571 | |

(1) In December 2025, our Board of Directors authorized, and on December 8, 2025, the Company announced a stock repurchase program of up to $100.0 million of our outstanding stock. As of January 31, 2026, $75.0 million remains available for future repurchases. See Note 8 "Stockholders' Equity and Stock-Based Compensation" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

(2) The average price per share excludes transaction costs and excise tax associated with the repurchases, if any.

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information included in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section titled "Risk Factors." Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our fiscal year ends on January 31 of each year and references in this Annual Report on Form 10-K to a fiscal year mean the year in which that fiscal year ends. For example, references in this Annual Report on Form 10-K to "fiscal 2026" refer to the fiscal year ended January 31, 2026.*

*The following section of this Form 10-K discusses our financial condition and results of operations for fiscal 2026 and 2025 and year-to-year comparisons between fiscal 2026 and fiscal 2025. Discussions of fiscal 2024 items and year-to-year comparisons between fiscal 2025 and fiscal 2024 that are not included in this Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on April 1, 2025.*

**Overview**

As employees at financial institutions do their daily work and serve their clients, they often face inefficiencies from disparate systems, broken workflows, manual processes, and the inability to utilize their data effectively. This negatively impacts risk management, decision making, and the experiences of bankers and their clients. FIs need a unified platform that helps them reengineer every experience, from managing complex credit portfolios to streamlining account onboarding and loan origination.

nCino helps FIs of all sizes optimize their operations by embedding banking intelligence directly into the tools FI employees already use. nCino's data foundation, which was developed from the workflows, decisions, and outcomes of financial institutions, enables our platform to deliver AI-driven capabilities across our solutions. With the nCino Platform, FIs can:

- operate more intelligently,

- improve efficiency,

- elevate employee and client experiences, and

- manage risk and compliance continuously rather than reactively.

nCino was originally founded in a bank to improve that institution's operations and client service. Its founders quickly realized that virtually all banks and credit unions faced the same core problems—cumbersome legacy technology, fragmented data, disconnected business functions, and a disengaged workforce. nCino was spun out as a separate company in late 2011 to help more institutions solve these challenges using cloud-based technology.

We initially focused on developing the nCino Platform to transform commercial and small business lending for community and regional banks in the U.S. We scaled the platform to enterprise banks in the U.S. in 2014, and then internationally in 2017. We have subsequently expanded across North America, Europe, the Middle East, Japan, and APAC.

Over the years, we've built and enhanced our products to ensure innovation and seamless integration across key solution lines of commercial, small business and consumer banking including mortgage. We have strategically built and acquired technology, including SimpleNexus, DocFox, FullCircl, ILT, Visible Equity, FinSuite, and Sandbox Banking, to significantly augment the nCino Platform's capabilities for mortgage lending, onboarding, account opening, indirect auto lending, and advanced analytics and AI. This approach has allowed us to create a unified platform of best-in-class intelligent solutions, underpinned by our rich data foundation, enabling FIs to replace multiple legacy systems, connect their operations, and streamline workflows and processes across various business lines to achieve desired impacts and process improvements.

We generally offer the nCino Platform on a subscription basis pursuant to non-cancelable multi-year contracts that are typically three to five years in duration. nCino has evolved from a single product workflow solution to a platform of best-in-class, intelligent solutions. Our Intelligent Solution Framework pricing model helps ensure the value-based positioning and pricing of our products and creates an opportunity to embed intelligence into all our solutions.

We sell our solutions directly through our business development managers, account executives, field sales engineers, and customer success managers. Our sales efforts in the U.S. are organized around FIs based on size, whereas internationally, we focus our sales efforts by geography. As of January 31, 2026, we had 185 sales and sales support personnel in the U.S. and 131 sales and support personnel in offices outside the U.S.

To help customers go live with our solutions, we offer professional services including configuration and implementation, training, and advisory services. For enterprise FIs, we generally work with SI partners such as Accenture, Deloitte, and PwC for the delivery of professional services for the nCino Platform. For regional FIs, we work with SIs such as West Monroe Partners, and for community banks, we work with SIs or perform configuration and implementation ourselves. We expect enterprise FIs to make up a greater proportion of our nCino Platform sales.

Our total revenues were $476.5 million, $540.7 million, and $594.8 million for fiscal 2024, 2025, and 2026, respectively, representing an 11.7% compound annual growth rate. Our subscription revenues were $409.5 million, $469.2 million, and $523.1 million for fiscal 2024, 2025, and 2026, representing a 13.0% compound annual growth rate. We recorded net income (loss) attributable to nCino in fiscal 2024, 2025, and 2026 of $(42.3) million, $(37.9) million, and $5.2 million, respectively. For fiscal 2026, our total subscription revenues include $17.3 million of inorganic revenues not present in comparative prior periods, consisting of FullCircl for the first three quarters of fiscal 2026 and Sandbox Banking following its acquisition on February 7, 2025 (the "Sandbox Acquisition Date"). We have included the financial results of Sandbox Banking in the consolidated financial statements from the Sandbox Acquisition Date. For fiscal 2026, our financial results also include the operating results of our fiscal 2025 acquisitions of DocFox, ILT, and FullCircl from their acquisition dates of March 20, 2024 (the "DocFox Acquisition Date"), April 1, 2024 (the "ILT Acquisition Date"), and November 5, 2024 (the "FullCircl Acquisition Date"), respectively.

### *Significant Events in Fiscal 2026*

Effective February 1, 2025, Pierre Naudé retired as the Company's Chairman and Chief Executive Officer and Sean Desmond was appointed to succeed Mr. Naudé as the Company's new President and Chief Executive Officer and as a member of the Company's Board of Directors. On the same date, Mr. Naudé was appointed Executive Chairman of the Board. On February 1, 2026, Mr. Naudé transitioned to serving as a non-employee director and Chairman of the Board.

On the Sandbox Acquisition Date, we acquired Alphapack, Co. dba Sandbox Banking ("Sandbox Banking"), a digital transformation leader serving the financial services industry, for an aggregate purchase price of $62.9 million, inclusive of an additional earn-out opportunity of up to $10.0 million. This acquisition strengthens our ability to enhance data connectivity and streamline operations for banks and credit unions through an industry-leading iPaaS solution for a more intelligent and harmonious technology platform. See Note 6 "Business Combinations" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

In March 2025, our Board of Directors authorized a stock repurchase program of up to $100.0 million of our outstanding common stock (the "March 2025 Stock Repurchase Program") which we completed in the third quarter of fiscal 2026. In December 2025, our Board of Directors authorized the December 2025 Stock Repurchase Program of up to $100.0 million of our outstanding common stock pursuant to which we repurchased 1.0 million shares of our outstanding common stock for $25.0 million, excluding transaction costs and excise tax associated with the repurchases, in fiscal 2026. As of January 31, 2026, $75.0 million remained available for future repurchases under the December 2025 Stock Repurchase Program. To date we have not repurchased any shares in fiscal 2027. See Note 8 "Stockholders' Equity and Stock-Based Compensation" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

We funded the purchase of Sandbox Banking and our purchases under the Stock Repurchase Programs primarily through borrowings under our credit facility.

On May 27, 2025, we announced a workforce reduction of approximately 7% and office space reductions in certain markets (collectively, the "2026 Restructuring Plan") in furtherance of our efforts to improve operational efficiencies. We incurred charges of $10.1 million for the year ended January 31, 2026, in connection with the 2026 Restructuring Plan. See Note 16 "Restructuring" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

**Factors Affecting Our Operating Results**

*Market Adoption of Our Solution*. Our future growth depends on our ability to expand our reach to new FI customers and increase adoption with existing customers as they broaden their use of our solutions within and across lines of business. Our success in growing our customer base and expanding adoption of our solutions by existing customers requires a focused direct sales engagement and the ability to convince key decision makers at FIs to replace legacy third-party point solutions or internally developed software with our solutions. Our ability to successfully implement our asset-based pricing model, which we began implementing in fiscal 2025, and our success in implementing AI capabilities in ways that our customers perceive as adding value, will also be key drivers. In addition, growing our customer base will require us to increasingly penetrate markets outside the U.S., which accounted for 22.1% of total revenues for fiscal 2026. For new customers, our sales cycles are typically lengthy, generally ranging from six to nine months for smaller FIs to 12 to 18 months or more for larger FIs. Key to landing new customers is our ability to successfully take our existing customers live and help them achieve measurable returns on their investment, thereby turning them into referenceable accounts. If we are unable to successfully address the foregoing challenges, our ability to grow our business and sustain profitability will be adversely affected, which may in turn reduce the value of our common stock.

*Mix of Subscription and Professional Services Revenues.* The initial deployment of our solutions by our customers requires a period of implementation and configuration services that typically average less than six months, but may extend beyond twelve months depending on scope. As a result, during the initial go-live period for a customer on the nCino Platform, professional services revenues generally make up a substantial portion of our revenues from that customer, whereas over time, revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues, we expect subscription revenues will continue to make up an increasing proportion of our total revenues.

*Subscription Revenue Net Retention Rate*. We believe that our ability to retain and grow subscription revenues from our existing customers over time strengthens the stability and predictability of our revenue base and is reflective of both the adoption curve of customers and the value we deliver to them. We assess our performance in this area using a metric we refer to as subscription revenue net retention rate. We calculate our subscription revenue net retention rate as total subscription revenues in a fiscal year from customers who contributed subscription revenues in the prior fiscal year, expressed as a percentage of total subscription revenues for the prior fiscal year. In accordance with this definition, subscription revenues from customers obtained through an acquisition will first be included in the calculation in the fiscal year subsequent to such acquisition, for the periods they were a customer of nCino. Our subscription revenue net retention rate provides insight into the impact on current year subscription revenues of:

- the number and timing of new customers, subscription fees to be charged existing customers in successive years, and phased activation of seats purchased by them in prior years, which activation schedules can span several fiscal years for larger contracts;

- expanding adoption of our solutions by our existing customers during the current year; and

- customer attrition.

For fiscal 2024, 2025, and 2026, we had subscription revenue net retention rates of 116%, 110%, and 110%, respectively. Historically, the number of new customers in prior years and the associated phased activation schedules for such customer were a significant driver of changes in our subscription revenue net retention rate. Upon transitioning to asset-based pricing, growth in FI assets supported by nCino, the timing of deal signatures in current and comparative periods, and the degree to which customers expand or contract their commitments upon renewal will be more significant drivers of changes in subscription revenue net retention rate. Our use of subscription revenue net retention rate has limitations as an analytical tool, and investors should not consider it in isolation. Other companies in adjacent markets may calculate subscription revenue net retention rates or similar metrics differently, which reduces its usefulness as a comparative measure.

*ACV Net Retention Rate*. A key element of our growth strategy is to expand our deployed footprint with a customer after initial adoption. Our customers typically purchase the nCino Platform for a defined line of business or to support a specific use case and, once deployed, we seek to convince the customer to adopt our solutions within and across additional lines of business. To date, we have been successful in executing our land and expand strategy as a result of the ability of our solutions to streamline workflow, generate meaningful insights for operational improvement, and help drive improved bottom line results. Our historical net retention rates may not be predictive of future results. If our customers do not continue to see the ability of our solutions to generate return on investment relative to other available solutions or at all, ACV net retention rates could suffer and our operating results could be adversely affected.

We believe our ACV net retention rate over the long term illustrates our success in executing our land and expand strategy, as it demonstrates growing adoption by existing customers, including price increases but net of attrition. We define ACV net retention rate as total ACV at the end of a fiscal year from customers with ACV as of the end of the prior fiscal year, expressed as a percentage of ACV as of the end of the prior fiscal year, converted to U.S. dollars with foreign exchange rates in effect as of the end of the applicable period. We define ACV as the highest annualized subscription fee obligation under customer contracts in effect at the end of the reporting period. ACV net retention rate can occasionally moderate from one period to the next, from customer attrition for example. Our ACV net retention rate was 102%, 106%, and 112% for fiscal 2024, 2025, and 2026, respectively. In fiscal 2025, the increase in our ACV net retention rate was attributable to increased ACV from customers who expanded their adoption of our solutions, offset in part due to a decline in ACV from customers adversely affected by an increase in mortgage rates. In fiscal 2026, the increase in our ACV net retention rate was attributable to increased ACV from customers who expanded their adoption of our solutions including nCino's AI capabilities.

*Macroeconomic Environment*. We are currently operating in a fluctuating interest rate environment with inflationary pressures. These fluctuations have had an impact on the real estate market in the U.S. and specifically, the demand for mortgages and mortgage-related products and services, which has had a negative impact on our U.S. mortgage business.

We will continue to monitor the impact the macroeconomic environment may have on our business.

*Continued Investment in Innovation and Growth.* We have made substantial investments in product development, sales and marketing, and strategic acquisitions since our inception to achieve a leadership position in our market and grow our revenues and customer base. We intend to continue to increase our investment in product development in the coming years to maintain and build on this advantage. We also intend to invest in sales and marketing both in the U.S. and internationally to further grow our business. To capitalize on the market opportunity we see ahead of us, we expect to continue to optimize our operating plans for revenue growth and profitability.

## Components of Results of Operations

### Revenues

We derive our revenues from subscription and professional services and other revenues.

*Subscription Revenues*. Our subscription revenues consist principally of fees from customers for accessing our solutions and maintenance and support services that we generally offer under non-cancellable multi-year contracts, which are typically three to five years in length. Specifically, we offer:

- Client onboarding, loan origination, and deposit account opening solutions targeted at a FI's commercial, small business, and retail lines of business, as well as Banking Advisor and other ancillary products, for which we generally charge on a per seat basis or based upon the asset size of the customer. As we continue transitioning to our asset-based pricing model, we expect the number of customers we charge based on asset size will increase considerably.

- Through our U.S. mortgage business, a digital homeownership solution uniting people, systems, and stages of the mortgage process into a seamless end-to-end journey for which we generally charge on a per seat or anticipated lending volume basis.

- Maintenance and support services as well as internal-use or "sandbox" development licenses, for which we generally charge as a percentage of the related subscription fees.

Our subscription revenues are generally recognized ratably over the term of the contract beginning upon activation. For new customers, we typically activate all seats at inception of the agreement with stated price increases at specified intervals over the contract term. In these arrangements, the aggregate license fees over the contract term are recognized as revenue in equal amounts annually over the term. We may also activate a portion of seats at inception of the agreement, with the balance of seats activated at contractually specified points in time thereafter. Both approaches pattern the amount of our invoicing to customers after their expected rate of implementation and adoption. Where seats are activated in stages, we charge subscription fees from the date of activation through the anniversary of the initial activation date, and annually thereafter. Subscription fees are generally billed annually in advance while subscription fees for U.S. mortgage are generally billed monthly. Maintenance and support fees, as well as development licenses, are provided over the same periods as the related subscriptions, so fees are invoiced and revenues are recognized over the same periods. Subscription fees invoiced are recorded as deferred revenue pending recognition as revenues. In certain cases, we are authorized to resell access to Salesforce's CRM solution along with the nCino Platform. When we resell such access, we charge a higher subscription price and remit a higher subscription fee to Salesforce for these subscriptions.

*Professional Services and Other Revenues*. Professional services and other revenues consist of fees for implementation and configuration assistance, training, and advisory services. For enterprise and larger regional FIs, we generally work with SI partners to provide the majority of implementation services for the nCino Platform, for which these SI partners bill our customers directly. We have historically delivered professional services ourselves for community banks, smaller credit unions, and our U.S. mortgage business. Revenues for implementation, training, and advisory services are generally recognized on a proportional performance basis, based on labor hours incurred relative to total budgeted hours. To date, our losses on professional services contracts have not been material. During the initial go-live period for a customer on the nCino Platform, professional services revenues generally make up a substantial portion of our revenues from that customer, whereas over time, revenues from established customers are more heavily weighted to subscriptions. While professional services revenues will fluctuate as a percentage of total revenues in the future and tend to be higher in periods of faster growth, over time we expect to see subscription revenues make up an increasing proportion of our total revenues.

### Cost of Revenues and Gross Margin

*Cost of Subscription Revenues*. Cost of subscription revenues consists of fees paid to Salesforce for access to the Salesforce Platform, including Salesforce's hosting infrastructure and data center operations, along with certain integration fees paid to other third parties. When we resell access to Salesforce's CRM solution, cost of subscription revenues also includes the subscription fees we remit to Salesforce for providing such access. We also incur costs associated with access to other platforms. In addition, cost of subscription revenues includes personnel-related costs associated with delivering maintenance and support services, including salaries, benefits and stock-based compensation expense, travel and related costs, amortization of acquired developed technology, and allocated overhead. Our subscription gross margin will vary from period to period based on the relative mix of revenues from our solutions, including the resale of Salesforce's CRM solution, and the utilization of support personnel. We expect the cost of subscription revenues will continue to increase in absolute dollars as we grow our business.

*Cost of Professional Services and Other Revenues*. Cost of professional services and other revenues consists primarily of personnel-related costs associated with delivery of these services, including salaries, benefits and stock-based compensation expense, travel and related costs, and allocated overhead. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscription services due to direct labor costs. The cost of professional services revenues increases in absolute dollars as we have added new customer subscriptions that require professional services and built out our international professional services capabilities. Realized effective billing and utilization rates drive fluctuations in our professional services and other gross margin on a period-to-period basis.

### Operating Expenses

*Sales and Marketing.* Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including salaries, sales commissions and incentives, benefits and stock-based compensation expense, travel and related costs. We capitalize incremental costs incurred to obtain contracts, primarily consisting of sales commissions, and subsequently amortize these costs over the expected period of benefit, which we have determined to be approximately four to five years. Sales and marketing expenses also include outside consulting fees, marketing programs, including lead generation, costs of our annual user conference, advertising, trade shows and other event expenses, amortization of intangible assets, and allocated overhead. We expect sales and marketing expenses to decrease as a percentage of revenues as we leverage investments made to date.

*Research and Development.* Research and development expenses consist primarily of salaries, benefits and stock-based compensation associated with our engineering, product and quality assurance personnel, as well as allocated overhead. Research and development expenses also include the cost of third-party contractors. Research and development costs are expensed as incurred. We expect research and development costs will decrease as a percentage of revenues as we leverage the investments we have made to date.

*General and Administrative.* General and administrative expenses consist primarily of salaries, benefits and stock-based compensation associated with our executive, finance, legal, human resources, information technology, compliance and other administrative personnel. General and administrative expenses also include accounting, auditing and legal professional services fees, travel and other corporate-related expenses, changes in fair value of contingent consideration, and allocated overhead, as well as transaction-related expenses, such as legal and other professional services fees. We expect general and administrative expenses will decrease as a percentage of revenues as we leverage the investments we have made to date.

### Non-Operating Income (Expense)

*Interest Income.* Interest income consists primarily of interest earned on our cash and cash equivalents.

*Interest Expense.* Interest expense consists primarily of interest related to our financing obligations along with interest expense on borrowings, commitment fees, and amortization of debt issuance costs associated with our secured revolving credit facility. Also included is interest expense accretion for a deferred payment on the acquisition of FullCircl.

*Other Income (Expense), Net.* Other income (expense), net consists primarily of foreign currency gains and losses, the majority of which is due to the remeasurement of intercompany loans that are denominated in currencies other than the underlying functional currency of the applicable entity.

*Income Tax Provision (Benefit).* Income tax provision (benefit) consists of federal and state income taxes in the U.S. and income taxes in foreign jurisdictions.

## Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in this Annual Report on Form 10-K. The following tables present our selected consolidated statements of operations data for fiscal 2024, 2025, and 2026 in both dollars and as a percentage of total revenues, except as noted.

| | | Fiscal Year Ended January 31, | |
| --- | --- | --- | --- |
| ($ in thousands, except share and per share amounts) | 2024 | 2025[1] | 2026[2] |
| **Revenues**: | | | |
| Subscription revenues | $ 409,479 | $ 469,168 | $ 523,134 |
| Professional services and other revenues | 67,064 | 71,489 | 71,647 |
| Total revenues | 476,543 | 540,657 | 594,781 |
| **Cost of revenues**: | | | |
| Cost of subscription revenues | 120,861 | 134,932 | 149,562 |
| Cost of professional services and other revenues | 70,609 | 80,937 | 85,050 |
| Total cost of revenues | 191,470 | 215,869 | 234,612 |
| Gross profit | 285,073 | 324,788 | 360,169 |
| **Operating expenses**: | | | |
| Sales and marketing | 130,547 | 123,231 | 136,560 |
| Research and development | 117,311 | 129,422 | 127,528 |
| General and administrative | 76,727 | 90,266 | 92,354 |
| Total operating expenses | 324,585 | 342,919 | 356,442 |
| Income (loss) from operations | (39,512) | (18,131) | 3,727 |
| **Non-operating income (expense)**: | | | |
| Interest income | 2,567 | 1,761 | 1,429 |
| Interest expense | (4,135) | (8,763) | (17,457) |
| Other income (expense), net | (856) | (10,427) | 19,008 |
| Income (loss) before income taxes | (41,936) | (35,560) | 6,707 |
| Income tax provision (benefit) | 1,590 | (2,511) | (2,996) |
| Net income (loss) | (43,526) | (33,049) | 9,703 |
| Net income (loss) attributable to redeemable non-controlling interest | (1,109) | (472) | 141 |
| Adjustment attributable to redeemable non-controlling interest | (71) | 5,301 | 4,382 |
| Net income (loss) attributable to nCino, Inc. | $ (42,346) | $ (37,878) | $ 5,180 |

[1] Includes the operating results of DocFox, ILT, and FullCircl from the DocFox Acquisition Date, the ILT Acquisition Date, and FullCircl Acquisition Date, see Note 6 "Business Combinations" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

[2] Includes the operating results of Sandbox Banking from the Sandbox Acquisition Date, see Note 6 "Business Combinations" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

The Company recognized stock-based compensation expense as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| **($ in thousands)** | **2024** | **2025** | **2026** |
| Cost of subscription revenues | $ 1,847 | $ 2,891 | $ 3,123 |
| Cost of professional services and other revenues | 9,369 | 11,977 | 12,373 |
| Sales and marketing | 15,417 | 17,016 | 14,307 |
| Research and development | 15,942 | 17,416 | 15,835 |
| General and administrative | 15,460 | 22,292 | 28,246 |
| Total stock-based compensation expense | $ 58,035 | $ 71,592 | $ 73,884 |

The Company recognized amortization expense for intangible assets as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| **($ in thousands)** | **2024** | **2025** | **2026** |
| Cost of subscription revenues | $ 16,306 | $ 17,784 | $ 20,412 |
| Cost of professional services and other revenues | 330 | 330 | 165 |
| Sales and marketing | 20,590 | 11,979 | 15,882 |
| Total amortization expense | $ 37,226 | $ 30,093 | $ 36,459 |

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | **2024** | **2025** | **2026** |
| Revenues: | | | |
| Subscription revenues | 85.9 % | 86.8 % | 88.0 % |
| Professional services and other revenues | 14.1 | 13.2 | 12.0 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| Cost of revenues (percentage shown in comparison to related revenues): | | | |
| Cost of subscription revenues | 29.5 | 28.8 | 28.6 |
| Cost of professional services and other revenues | 105.3 | 113.2 | 118.7 |
| Total cost of revenues | 40.2 | 39.9 | 39.4 |
| Gross profit | 59.8 | 60.1 | 60.6 |
| Operating expenses: | | | |
| Sales and marketing | 27.4 | 22.8 | 23.0 |
| Research and development | 24.6 | 23.9 | 21.4 |
| General and administrative | 16.1 | 16.7 | 15.5 |
| Total operating expenses | 68.1 | 63.4 | 59.9 |
| Income (loss) from operations | (8.3) | (3.3) | 0.7 |
| Non-operating income (expense): | | | |
| Interest income | 0.5 | 0.3 | 0.2 |
| Interest expense | (0.9) | (1.6) | (2.9) |
| Other income (expense), net | (0.2) | (1.9) | 3.2 |
| Income (loss) before income taxes | (8.9) | (6.5) | 1.2 |
| Income tax provision (benefit) | 0.3 | (0.5) | (0.5) |
| Net income (loss) | (9.2)% | (6.0)% | 1.7 % |

**Comparison of the Fiscal Years Ended January 31, 2025 and 2026**

*Revenues*

| | Fiscal Year Ended January 31, | | | |
|---|---|---|---|---|
| ($ in thousands) | **2025** | | **2026** | |
| Revenues: | | | | |
| Subscription revenues | $ 469,168 | 86.8 % | $ 523,134 | 88.0 % |
| Professional services and other revenues | 71,489 | 13.2 | 71,647 | 12.0 |
| Total revenues | $ 540,657 | 100.0 % | $ 594,781 | 100.0 % |

*Subscription Revenues*

Subscription revenues increased $54.0 million for fiscal 2026 compared to fiscal 2025, primarily attributable to growth from existing customers within and across lines of business, initial revenues from customers who did not contribute to subscription revenues during the prior period, and acquisitions. Of the increase, 87.8% was attributable to increased revenues from existing customers as customers expanded their use and adoption of our solutions, and 12.2% was attributable to initial revenues from customers who did not contribute to subscription revenues during the prior period. Subscription revenues were 88.0% of total revenues for fiscal 2026 compared to 86.8% of total revenues for fiscal 2025, primarily due to growth in our installed base.

*Professional Services and Other Revenues*

Professional services and other revenues were essentially flat for fiscal 2026 compared to fiscal 2025, primarily attributable to the mix of solutions being implemented.

**Cost of Revenues and Gross Margin**

| | | Fiscal Year Ended January 31, | | | |
|---|---|---|---|---|---|
| ($ in thousands) | | 2025 | | 2026 | |
| Cost of revenues (percentage shown in comparison to related revenues): | | | | | |
| Cost of subscription revenues | $ | 134,932 | 28.8 % | $ 149,562 | 28.6 % |
| Cost of professional services and other revenues | | 80,937 | 113.2 | 85,050 | 118.7 |
| Total cost of revenues | $ | 215,869 | 39.9 | $ 234,612 | 39.4 |
| Gross profit | $ | 324,788 | 60.1 % | $ 360,169 | 60.6 % |

*Cost of Subscription Revenues*

Cost of subscription revenues increased $14.6 million for fiscal 2026, generating a gross margin of 71.4% compared to a gross margin of 71.2% for fiscal 2025.

The increase primarily consisted of:

- $9.5 million increase in third party data costs,

- $2.8 million increase in allocated overhead, inclusive of a $2.6 million increase in amortization expense related to acquired intangibles,

- $1.2 million increase in costs related to Salesforce user fees as we continued to add new customers and sell additional functionality to existing customers,

- $0.9 million increase in personnel costs, including $0.4 million in severance charges under the 2026 Restructuring Plan and compensation increases, and

- a $0.2 million increase in stock-based compensation expense.

*Cost of Professional Services and Other Revenues*

Cost of professional services and other revenues increased $4.1 million for fiscal 2026, generating a gross margin of (18.7)% compared to a gross margin of (13.2)% for fiscal 2025, primarily attributable to strategic investments in expanding our professional service capabilities, coupled with lower effective billing and utilization rates.

The increase primarily consisted of:

- $2.8 million increase in personnel costs, primarily due to an increase in average headcount during the year due to acquisitions, compensation increases, and $0.5 million severance charges under the 2026 Restructuring Plan,

- $1.2 million increase in allocated overhead primarily attributable to internal investments in AI technology, and

- a $0.4 million increase in stock-based compensation expense.

## *Operating Expenses*

| ($ in thousands) | Fiscal Year Ended January 31, | | | |
|---|---|---|---|---|
| | **2025** | | **2026** | |
| Operating expenses: | | | | |
| Sales and marketing | $ 123,231 | 22.8 % | $ 136,560 | 23.0 % |
| Research and development | 129,422 | 23.9 | 127,528 | 21.4 |
| General and administrative | 90,266 | 16.7 | 92,354 | 15.5 |
| Total operating expenses | 342,919 | 63.4 | 356,442 | 59.9 |
| Income (loss) from operations | $ (18,131) | (3.3)% | $ 3,727 | 0.7 % |

### *Sales and Marketing*

Sales and marketing expenses increased $13.3 million for fiscal 2026 compared to fiscal 2025, primarily attributable to:

- $5.0 million increase in allocated overhead, inclusive of a $3.9 million increase in amortization expenses for acquired intangible assets,

- $7.4 million increase in personnel costs, primarily driven by increased commissions for higher bookings and compensation increases, inclusive of $1.3 million in severance charges under the 2026 Restructuring Plan,

- $3.5 million increase in marketing costs,

- $0.5 million increase for sales-related travel costs,

- partially offset by a $2.7 million decrease in stock-based compensation expense, and

- a $0.4 million decrease in third-party professional fees.

Our sales and marketing headcount decreased by 22, fiscal year 2026 over fiscal year 2025, primarily attributable to the 2026 Restructuring Plan.

### *Research and Development*

Research and development expenses decreased $1.9 million for fiscal 2026 compared to fiscal 2025, primarily attributable to:

- $1.9 million decrease in third-party professional fees,

- $1.6 million decrease in stock-based compensation expense,

- personnel costs were flat, driven by $3.7 million in severance charges under the 2026 Restructuring Plan which were offset by lower costs from reduced headcount, and

- partially offset by a $1.6 million increase in allocated overhead primarily attributable to internal investments in AI technology.

Our research and development headcount decreased by 53, fiscal year 2026 over fiscal year 2025, primarily attributable to the 2026 Restructuring Plan.

*General and Administrative*

General and administrative expenses increased $2.1 million for fiscal 2026 compared to fiscal 2025, primarily attributable to:

- $6.0 million increase in non-cash stock-based compensation expense primarily due to modifications of equity awards for our Chairman transition,

- $2.3 million increase in restructuring costs for exit costs and asset write-offs associated with the 2026 Restructuring Plan,

- $1.6 million increase in the fair value of contingent consideration,

- $1.6 million increase in bad debt expense,

- $0.2 million increase in personnel costs, driven by $1.1 million in severance charges under the 2026 Restructuring Plan, partially offset by lower costs from reduced headcount,

- partially offset by an $8.7 million decrease in third-party professional fees, mostly attributable to a decrease in transaction-related expenses and professional fees, and

- a $0.9 million decrease in allocated overhead and other general and administrative costs.

Our general and administrative headcount decreased by 18, fiscal year 2026 over fiscal year 2025, primarily attributable to the 2026 Restructuring Plan.

**Non-Operating Income (Expense)**

| ($ in thousands) | Fiscal Year Ended January 31, | | | |
|---|---|---|---|---|
| | 2025 | | 2026 | |
| Interest income | $ 1,761 | 0.3 % | $ 1,429 | 0.2 % |
| Interest expense | (8,763) | (1.6) | (17,457) | (2.9) |
| Other income (expense), net | (10,427) | (1.9) | 19,008 | 3.2 |

Interest income decreased $0.3 million for fiscal 2026 compared to fiscal 2025, primarily attributable to balance and rate fluctuations of our accounts earning interest. Interest expense increased $8.7 million for fiscal 2026 compared to fiscal 2025, due to borrowing on our revolving credit facility. The increase of $29.4 million in other income (expense), net was primarily driven by intercompany loans and transactions that are denominated in currencies other than the underlying functional currency of the applicable entity.

*Income Tax Benefit*

| ($ in thousands) | Fiscal Year Ended January 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2026 | |
| Income tax benefit | $ (2,511) | (0.5)% | $ (2,996) | (0.5)% |

Income tax benefit was $3.0 million for fiscal 2026 compared to $2.5 million for fiscal 2025 and resulted in an effective tax rate of (44.7)% compared to 7.1% in the prior fiscal year.

See Note 9 "Income Taxes" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further details on the components of income tax and a reconciliation of the U.S. federal statutory rate to the effective tax rate.

We continue to maintain a valuation allowance against our deferred tax assets in several jurisdictions, including the U.S. and U.K. Management determines when a valuation allowance should be recorded, utilizing significant judgment and the use of estimates. Through acquisitions, the Company recorded a net U.S. deferred tax liability mostly related to identifiable intangible assets, reducing the valuation allowance in the United States by $2.0 million. Additionally, the Company reduced the valuation allowance in the U.K. by $2.8 million due to the ability to utilize acquired deferred tax attributes as part of corporate reorganizations related to foreign acquisitions during the Company's fiscal 2026.

**Comparison of the Fiscal Years Ended January 31, 2024 and 2025**

For a discussion of our results of operations for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on April 1, 2025.

**Non-GAAP Financial Measure**

In addition to providing financial measurements based on GAAP, we provide non-GAAP operating income as an additional financial metric that is not prepared in accordance with GAAP ("non-GAAP"). Our calculation of non-GAAP operating income is described below. Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that this non-GAAP financial measure helps us to identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of the non-GAAP financial measure.

Accordingly, we believe that this financial measure reflects our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, and enhancing the overall understanding of our past performance and future prospects. Although the calculation of non-GAAP financial measures may vary from company to company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results in their public disclosures.

*Non-GAAP operating income.* Non-GAAP operating income is defined as Income (loss) from operations as reported in our consolidated statements of operations excluding the following items:

*Amortization of Purchased Intangibles.* nCino incurs amortization expense for purchased intangible assets in connection with certain mergers and acquisitions. Because these costs have already been incurred, cannot be recovered, are non-cash, and are affected by the inherent subjective nature of purchase price allocations, nCino excludes these expenses for our internal management reporting processes. nCino's management also finds it useful to exclude these charges when assessing the appropriate level of various operating expenses and resource allocations when budgeting, planning and forecasting future periods. Although nCino excludes amortization expense for purchased intangibles from these non-GAAP measures, management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

*Stock-Based Compensation Expenses.* nCino excludes stock-based compensation expenses primarily because they are non-cash expenses that nCino excludes from our internal management reporting processes. nCino's management also finds it useful to exclude these expenses when they assess the appropriate level of various operating expenses and resource allocations when budgeting, planning and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use, nCino believes excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

*Transaction-Related Expenses.* nCino excludes expenses related to mergers and acquisitions or divestitures as they limit comparability of operating results with prior periods. Transaction-related expenses include, but are not limited to, costs incurred from third-party professional services firms, change in fair value of contingent consideration, and one-time integration activities. We believe these costs are non-recurring in nature and outside the ordinary course of business.

*Litigation Expenses*. nCino excludes fees and expenses related to certain litigation expenses incurred from legal matters outside the ordinary course of our business as we believe their exclusion from non-GAAP operating expenses will facilitate a more meaningful explanation of operating results and comparisons with prior period results.

*Restructuring Costs.* nCino excludes costs incurred related to bespoke restructuring plans and other one-time costs, if any, that are fundamentally different in strategic nature and frequency from ongoing initiatives. We believe excluding these costs facilitates a more consistent comparison of operating performance over time. See Note 16 "Restructuring" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information on the charges related to the restructuring.

This non-GAAP financial measure does not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures because they do not include all of the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles non-GAAP operating income to GAAP income (loss) from operations, the most directly comparable financial measure, calculated and presented in accordance with GAAP:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| ($ in thousands) | 2024 | 2025 | 2026 |
| **GAAP income (loss) from operations** | $ (39,512) | $ (18,131) | $ 3,727 |
| **Adjustments** | | | |
| Amortization of intangible assets | 37,226 | 30,093 | 36,459 |
| Stock-based compensation expense | 58,035 | 71,592 | 73,884 |
| Transaction-related expenses | 878 | 12,245 | 5,264 |
| Litigation expenses[1] | 4,525 | 366 | — |
| Restructuring and related charges | 627 | — | 10,077 |
| Total adjustments | 101,291 | 114,296 | 125,684 |
| **Non-GAAP operating income** | $ 61,779 | $ 96,165 | $ 129,411 |

[1] Represents legal expenses related to a closed government antitrust investigation and related settled civil action and a dismissed shareholder derivative lawsuit.

## Liquidity and Capital Resources

As of January 31, 2026, we had $88.4 million in cash and cash equivalents, and an accumulated deficit of $375.8 million. Our net losses have been driven by our investments in developing the nCino Platform and scaling our sales and marketing organization and finance and administrative functions to support our rapid growth.

To date, we have funded our capital needs through operating cash flows, issuances of common stock including our initial public offering in July 2020, and our revolving line of credit. We generally bill and collect from our customers annually in advance. Our billings are subject to seasonality, with billings in the first and fourth quarters of our fiscal year substantially higher than in the second and third quarters. Because we recognize revenues ratably, our deferred revenue balance mirrors the seasonality of our billings.

As of January 31, 2026, we had $213.5 million outstanding, borrowing availability of $36.5 million, and no letters of credit issued under our 2024 Credit Facility, and we were in compliance with all covenants thereunder. During fiscal 2026, we had net borrowings of $47.5 million under the 2024 Credit Facility to fund the acquisition of Sandbox Banking and repurchase shares of our common stock. As of January 31, 2026, the applicable interest rate under the 2024 Credit Facility was 5.68%. See Note 12 "Revolving Credit Facility" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

We believe that current cash and cash equivalents as well as borrowings available under the 2024 Credit Facility will be sufficient to fund our operations and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts to enhance the nCino Platform and introduce new solutions, market acceptance of our solutions, the continued expansion of our sales and marketing activities, capital expenditure requirements, repurchases of our common stock, and any potential future acquisitions. We may from time to time seek to raise additional capital to support our growth. Any equity financing we may undertake could be dilutive to our existing stockholders, and any debt financing we may undertake could require debt service and financial and operational covenants that could adversely affect our business. There is no assurance we would be able to obtain future financing on acceptable terms or at all.

Subsequent to January 31, 2026, we entered into an Incremental Facility Amendment to the 2024 Credit Agreement for a senior secured incremental term loan of $200.0 million. The proceeds will be used to reduce a portion of the outstanding balance on our revolving credit facility and to finance an accelerated share repurchase program discussed below. See Note 18 "Subsequent Events" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

***Stock Repurchase Programs***

In March 2025, our Board of Directors authorized the March 2025 Stock Repurchase Program of up to $100.0 million of our outstanding common stock. As of January 31, 2026, we had completed the March 2025 Stock Repurchase Program.

In December 2025, our Board of Directors authorized the December 2025 Stock Repurchase Program of up to $100.0 million of our outstanding common stock. As of January 31, 2026, $75.0 million remains available for future repurchases under the Stock Repurchase Program.

During the fiscal year ended January 31, 2026, we repurchased an aggregate of 5.0 million shares of our outstanding common stock for $125.0 million under our repurchase programs, excluding transaction costs and excise tax associated with the repurchases.

The volume, price, timing, and manner of repurchases were determined at our discretion, subject to general market conditions, as well as our management of capital, general business conditions, other investment opportunities, regulatory requirements and other factors. See Note 8 "Stockholders' Equity and Stock-Based Compensation" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Subsequent to January 31, 2026, we entered into an additional $100.0 million share repurchase program to be completed under an accelerated share repurchase program effective March 31, 2026. See Note 18 "Subsequent Events" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

***nCino K.K.***

In fiscal 2020, we established nCino K.K., a Japanese company in which we own a controlling interest, for purposes of facilitating our entry into the Japanese market. We have consolidated the results of operations and financial condition of nCino K.K. since its inception. Pursuant to an agreement with the holders of the non-controlling interest in nCino K.K., beginning in 2027, we may redeem the non-controlling interest, or be required to redeem such interest by the holders thereof, based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company. The balance of the redeemable non-controlling interest is reported on our balance sheet below total liabilities but above stockholders' equity at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. As of January 31, 2025 and 2026, the redeemable non-controlling interest was $8.3 million and $12.7 million, respectively.

*Cash Flows*

Summary Cash Flow information for fiscal 2024, 2025, and 2026 is set forth below.

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| ($ in thousands) | 2024 | 2025 | 2026 |
| Net cash provided by operating activities | $ 57,285 | $ 55,199 | $ 90,065 |
| Net cash used in investing activities | (6,328) | (219,177) | (54,080) |
| Net cash provided by (used in) financing activities | (21,113) | 170,478 | (73,032) |

*Net Cash Provided by Operating Activities*

The $90.1 million of net cash provided by operating activities in fiscal 2026 reflects our net income of $9.7 million, $34.8 million of cash used in working capital accounts, and net adjustments on $115.1 million in non-cash charges. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization, amortization of costs capitalized to obtain revenue contracts, non-cash operating lease costs, provision for bad debt, change in fair value of contingent consideration, loss on disposal of long-lived assets, partially offset by foreign currency gains related to intercompany loans and transactions, deferred income taxes, and gains on investments. Cash used in working capital accounts was principally a function of a $25.1 million increase of capitalized costs to obtain revenue contracts, which consisted primarily of sales commissions, $16.2 million increase in accounts receivable due to the timing of billings and collections from customers, $4.1 million decrease in operating lease liabilities, and $2.1 million decrease in accrued expenses and other current liabilities. Cash used in working capital accounts was partially offset by a $10.9 million increase in deferred revenue, as we continued to expand our customer base and renewed existing customers, $1.1 million increase in accounts payable, $0.6 million increase in other long-term liabilities, and $0.2 million decrease in prepaid expenses and other assets.

The $55.2 million of net cash provided by operating activities in fiscal 2025 reflects our net loss of $33.0 million and $38.5 million used in working capital accounts, offset by $126.7 million in non-cash charges. Non-cash charges primarily consisted of stock-based compensation, depreciation and amortization, amortization of costs capitalized to obtain revenue contracts, foreign currency losses related to intercompany loans and transactions, deferred income taxes, and non-cash operating lease costs. Cash used in working capital accounts was principally a function of a $31.4 million increase in accounts receivable due to the timing of billings and collections from customers, an increase of $21.5 million of capitalized costs to obtain revenue contracts, which consisted primarily of sales commissions, a $7.1 million increase in prepaid expenses and other assets, a decrease of $3.8 million in operating lease liabilities, and a $0.2 million decrease in accounts payable. The cash used in working capital accounts was partially offset by a $13.8 million increase in deferred revenue, as we expanded our customer base and renewed existing customers, a $10.2 million increase in accrued expenses and other current liabilities primarily due to acquisition costs and compensation, and a $1.4 million increase in other long-term liabilities.

*Net Cash Used in Investing Activities*

The $54.1 million of net cash used in investing activities in fiscal 2026 was comprised of $50.3 million used for the acquisition of Sandbox Banking, $7.5 million for the purchase of property and equipment and leasehold improvements to support the expansion of our business primarily for one of our international offices, partially offset by proceeds from the sale of an investment of $3.7 million. The $219.2 million of net cash used in investing activities in fiscal 2025 was comprised of $216.9 million used for the acquisition of DocFox, ILT, and FullCircl, $1.8 million for the purchase of property and equipment and leasehold improvements to support the expansion of our business, and $0.5 million for the acquisition of certain technology.

*Net Cash Provided by (Used in) Financing Activities*

The $73.0 million of net cash used in financing activities in fiscal 2026 was comprised principally of repurchases of our common stock of $125.1 million, payments of $65.0 million on our credit facility, and principal payments of $1.6 million on financing obligations. The cash used in financing activities was partially offset by $112.5 million proceeds from borrowings on our credit facility to fund the acquisition of Sandbox Banking and to make repurchases of our common stock under the stock repurchase programs, $4.2 million of proceeds from stock issuances under the employee stock purchase plan, and $2.0 million of proceeds from the exercise of stock options. The $170.5 million of net cash provided by financing activities in fiscal 2025 was comprised principally of $241.0 million proceeds from borrowings on the credit facilities to fund the acquisitions of DocFox and FullCircl, $4.5 million of proceeds from stock issuances under the employee stock purchase plan, and $2.8 million of proceeds from the exercise of stock options. The cash provided by financing activities was partially offset by payments of $75.0 million on the credit facility, payments of debt issuance costs of $1.5 million, and principal payments of $1.3 million on financing obligations.

## Contractual Obligations and Commitments

Our estimated future obligations principally consist of leases related to our facilities, purchase obligations related primarily to licenses and hosting services, financing obligations for leases for which we are considered the owners for accounting purposes, acquisition liabilities, and the 2024 Credit Facility. See Note 6 "Business Combinations," Note 11 "Leases," Note 12 "Revolving Credit Facility," and Note 13 "Commitments and Contingencies" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information.

## Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be significant.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 1 "Summary of Business and Significant Accounting Policies" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

### *Revenue Recognition*

We derive our revenues from subscriptions and professional services. We recognize revenues when a contract exists between the Company and a customer and upon transfer of control of promised products or services to such customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of subscriptions and professional services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as subscriptions, services and support, accounted for as a single performance obligation. Revenues are recognized net of allowances and any taxes collected from customers, which are subsequently remitted to governmental authorities.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenues when, or as, the Company satisfies a performance obligation.

*Subscription Revenues*

Subscription revenues primarily consist of fees for providing customers access to our solutions, with routine customer support and maintenance related to email and phone support, bug fixes and unspecified software updates and upgrades released when and if available during the maintenance term. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer, which we believe best reflects the manner in which our customers utilize our subscription offerings. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time and, as a result, are accounted for as a service contract. Generally, our subscription contracts are three to five years in length, billed annually in advance, are non-cancelable, and do not contain refund-type provisions. U.S. mortgage contracts are generally billed monthly. Subscription arrangements that are cancelable generally have penalty clauses.

*Professional Services and Other Revenues*

Professional services and other revenues primarily consist of fees for deployment, configuration, and optimization services, as well as training. The majority of our professional services contracts revenues are recognized over time based on a proportional performance methodology which utilizes input methods. Professional services contracts are billed on a time and materials or fixed fee basis.

*Contracts with Multiple Performance Obligations*

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. We determine SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical sales, and contract prices. As our go-to-market strategies evolve, we may modify its pricing practices in the future, which could result in changes to SSP.

Given the variability of pricing, we use a range of SSP. We determine the SSP range using information that may include market conditions or other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of products and services by customer size.

Remaining performance obligations ("RPOs") represent contracted revenues that have not yet been recognized, including deferred revenue and unbilled amounts that we expect will be recognized as revenues in future periods. Our reported RPO balance is influenced by several factors, including the timing of renewals, average contract terms, and foreign currency exchange rates. Because we often enter into large, multi-year contracts and the timing of renewal of these contracts varies by customer, our reported RPOs may fluctuate significantly from period to period, and we do not believe this measure is a useful gauge of our future performance. For these reasons, we do not use RPOs as a tool for managing our business.

### Business Combinations

We use our best estimates and assumptions to assign fair value to tangible and intangible assets acquired and liabilities assumed at the acquisition date. We determine the fair value of intangible assets acquired in consultation with third-party valuation advisors. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of fair value requires management to make significant estimates, particularly with respect to intangible assets. These estimates can include, but are not limited to:

- future expected cash flows from subscription contracts and acquired developed technologies;

- historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;

- royalty rates applied to acquired developed technology platforms and other intangible assets;

- assumptions about the period of time and intended use of acquired intangible assets;

- discount rates; and

- uncertain tax positions and tax related valuation allowances.

While we use our best estimates and assumptions, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets have different lives.

Contingent consideration arising from business combinations is recorded at fair value as a liability on the acquisition date and remeasured at each reporting date until the contingency is resolved. We estimate the fair value of any contingent consideration using Level 3 unobservable inputs. Our estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and can involve significant judgments by management. Changes in fair value are recognized in general and administrative expenses on the Company's consolidated statements of operations.

### Income Taxes

Accrued income taxes are reported as a component of either prepaid expenses and other current assets or accrued expenses and other current liabilities, as appropriate, in our consolidated balance sheets and reflect our estimate of income taxes to be paid or received.

Deferred income taxes represent the amount of future income taxes to be paid or refunded and are accounted for using the asset and liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. We recognize deferred tax assets for temporary deductible differences and deferred tax liabilities for temporary taxable differences. Deferred tax assets are also recorded for any tax attributes, such as net operating losses and tax credit carryforwards.

A valuation allowance is provided against a deferred tax asset when we determine that it is more likely than not that all, or a portion of, the balance will not be realized. This requires management to utilize significant judgment and the use of estimates. Any realization of the Company's deferred tax assets is based upon the evaluation of four sources of taxable income: the future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years, and tax-planning strategies. At January 31, 2026, we determined that it is more likely than not that the majority of our deferred tax assets will not be realized and as such, recorded a valuation allowance of $151.7 million against our deferred tax assets of $225.8 million as of that date.

The Company is subject to income tax in the U.S., multiple state and local jurisdictions and various foreign countries. The tax laws and regulations in each jurisdiction may be interpreted differently in certain situations, which could result in differing financial results. The Company is required to exercise judgment regarding the application of these tax laws and regulations. Through this judgment process, the Company will evaluate and recognize any tax liabilities related to any income tax uncertainties. Due to the complexity of any uncertainty, the ultimate resolution may result in a remittance that is different from the current estimate of any tax liabilities.

## Recent Accounting Pronouncements

See Note 1 "Summary of Business and Significant Accounting Policies" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, if applicable.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

### Interest Rate Risk

At January 31, 2026, we had cash, cash equivalents, and restricted cash of $88.7 million, which consisted primarily of bank deposits and money market funds. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results included in this Annual Report on Form 10-K. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Our 2024 Credit Facility is a senior secured revolving credit facility of up to $250.0 million. Borrowings bear interest, at the Borrower's option, at: (i) a base rate equal to the greatest of (a) the Agent's "prime rate," (b) the federal funds rate plus 0.50%, and (c) the Term SOFR rate plus 1.00% (provided that the base rate shall not be less than 0.00%), plus a margin of 1.00%; or (ii) the Term SOFR rate (provided that the Term SOFR shall not be less than 0.00%), plus a margin of 2.00%, in each case with such margin subject to step-ups based on certain leverage ratios. As a result, we are exposed to increased interest rate risk as we make draws. At January 31, 2026, we had $213.5 million outstanding under the 2024 Credit Facility. A hypothetical 100 basis point change in interest rates would not have had a material impact on our financial results included in this Annual Report on Form 10-K. See Note 12 "Revolving Credit Facility" of the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

### Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is its local currency. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenues and other operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of Accumulated other comprehensive income within stockholders' equity. Gains or losses due to transactions in foreign currencies, the majority of which is due to the remeasurement of intercompany loans and transactions that are denominated in currencies other than the underlying functional currency of the applicable entity, are included in Other income (expense), net in our consolidated statements of operations. To help mitigate the risk going forward, we settled a majority of our intercompany loans during fiscal 2026. Our customers outside of the U.S. typically pay us in local currency. We have not engaged in hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.

At January 31, 2026, based on the balances of our cash, cash equivalents, and restricted cash denominated in foreign currencies, a hypothetical 10% increase or decrease in foreign currency exchange rates would have had an impact of approximately $4.5 million on our cash, cash equivalents, and restricted cash.

**Item 8. Financial Statements and Supplementary Data**

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of nCino, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of nCino, Inc. (the Company) as of January 31, 2025 and 2026, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Revenue Recognition**

| | |
|---|---|
| *Description of the Matter* | As discussed in Note 1, the Company derives revenues primarily from subscription services and professional services. Revenues are recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company assesses terms and conditions associated with contracts that can include various combinations of subscription and professional services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as subscription services and support, accounted for as a single performance obligation. For contracts that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. |
| | The audit effort in evaluating the Company's accounting for revenue recognition was extensive and required auditor judgment for certain customer contracts to evaluate the terms and conditions, identify distinct performance obligations and support the allocation of transaction price. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's revenue recognition process, including controls designed to mitigate the risk of override of controls. This included testing controls over management's review of customer contracts and review of manual revenue journal entries. |
| | To test the Company's accounting for revenue recognition, we performed audit procedures that included, among others, selecting a sample of revenue transactions to test for occurrence and to evaluate contract terms and conditions for accounting in accordance with ASC 606. This testing included reperforming the Company's assessment of the distinct performance obligations within the arrangement, determination of the allocation of transaction price to the respective performance obligations, as well as testing the application of the revenue recognition requirements including reperforming the calculations of revenue recognized and testing the underlying data used in the calculations. We also assessed the appropriateness of the related disclosures in the consolidated financial statements. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina

March 31, 2026

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of nCino, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited nCino, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, nCino, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of January 31, 2025 and 2026, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated March 31, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 31, 2026

# nCino, Inc.

## CONSOLIDATED BALANCE SHEETS

### (In thousands, except share and per share data)

| | January 31, 2025 | January 31, 2026 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents (VIE: $2,254 and $3,421 at January 31, 2025 and 2026, respectively) | $ 120,928 | $ 88,374 |
| Accounts receivable, less allowances of $1,229 and $2,825 at January 31, 2025 and 2026, respectively | 146,787 | 166,540 |
| Costs capitalized to obtain revenue contracts, current portion, net | 13,462 | 17,211 |
| Prepaid expenses and other current assets | 21,072 | 21,378 |
| **Total current assets** | 302,249 | 293,503 |
| Property and equipment, net | 74,953 | 75,607 |
| Operating lease right-of-use assets, net | 16,026 | 12,687 |
| Costs capitalized to obtain revenue contracts, noncurrent, net | 23,735 | 30,735 |
| Goodwill | 1,019,375 | 1,077,947 |
| Intangible assets, net | 154,571 | 135,658 |
| Investments (related party $2,500 and $0 at January 31, 2025 and 2026, respectively) | 9,294 | 7,262 |
| Long-term prepaid expenses and other assets | 10,178 | 14,707 |
| **Total assets** | $ 1,610,381 | $ 1,648,106 |
| **Liabilities, redeemable non-controlling interest, and stockholders' equity** | | |
| Current liabilities | | |
| Accounts payable | $ 13,640 | $ 14,521 |
| Accrued expenses and other current liabilities | 39,865 | 64,372 |
| Deferred revenue | 191,174 | 210,552 |
| Financing obligations, current portion | 1,680 | 818 |
| Operating lease liabilities, current portion | 5,153 | 4,229 |
| **Total current liabilities** | 251,512 | 294,492 |
| Operating lease liabilities, noncurrent | 12,819 | 9,748 |
| Deferred income taxes, noncurrent | 13,851 | 7,020 |
| Deferred revenue, noncurrent | 269 | 170 |
| Revolving credit facility, noncurrent | 166,000 | 213,500 |
| Financing obligations, noncurrent | 51,172 | 50,400 |
| Other long-term liabilities | 17,160 | 4,124 |
| **Total liabilities** | 512,783 | 579,454 |
| Commitments and contingencies (Note 13) | | |
| Redeemable non-controlling interest (Note 2) | 8,286 | 12,737 |
| Stockholders' equity | | |
| Preferred stock, $0.001 par value; 10,000,000 shares authorized, and none issued and outstanding as of January 31, 2025 and 2026 | — | — |
| Common stock, $0.0005 par value; 500,000,000 shares authorized as of January 31, 2025 and 2026; 115,996,852 and 118,868,921 shares issued; 115,996,852 and 113,904,867 outstanding as of January 31, 2025 and 2026, respectively | 58 | 59 |
| Treasury stock, at cost; — and 4,964,054 shares at January 31, 2025 and January 31, 2026, respectively | — | (125,600) |
| Additional paid-in capital | 1,474,413 | 1,550,187 |
| Accumulated other comprehensive income | 176 | 7,042 |

## nCino, Inc.
### CONSOLIDATED BALANCE SHEETS
#### (In thousands, except share and per share data)

| | | |
|---|---:|---:|
| Accumulated deficit | (385,335) | (375,773) |
| Total stockholders' equity | 1,089,312 | 1,055,915 |
| **Total liabilities, redeemable non-controlling interest, and stockholders' equity** | $ 1,610,381 | $ 1,648,106 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# nCino, Inc.

## CONSOLIDATED STATEMENTS OF OPERATIONS
### (In thousands, except share and per share data)

| | | Fiscal Year Ended January 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2025 | | 2026 |
| **Revenues** | | | | | | |
| Subscription | $ | 409,479 | $ | 469,168 | $ | 523,134 |
| Professional services and other | | 67,064 | | 71,489 | | 71,647 |
| Total revenues | | 476,543 | | 540,657 | | 594,781 |
| **Cost of revenues** | | | | | | |
| Subscription | | 120,861 | | 134,932 | | 149,562 |
| Professional services and other | | 70,609 | | 80,937 | | 85,050 |
| Total cost of revenues | | 191,470 | | 215,869 | | 234,612 |
| **Gross profit** | | 285,073 | | 324,788 | | 360,169 |
| **Operating expenses** | | | | | | |
| Sales and marketing | | 130,547 | | 123,231 | | 136,560 |
| Research and development | | 117,311 | | 129,422 | | 127,528 |
| General and administrative | | 76,727 | | 90,266 | | 92,354 |
| Total operating expenses | | 324,585 | | 342,919 | | 356,442 |
| **Income (loss) from operations** | | (39,512) | | (18,131) | | 3,727 |
| **Non-operating income (expense)** | | | | | | |
| Interest income | | 2,567 | | 1,761 | | 1,429 |
| Interest expense | | (4,135) | | (8,763) | | (17,457) |
| Other income (expense), net | | (856) | | (10,427) | | 19,008 |
| **Income (loss) before income taxes** | | (41,936) | | (35,560) | | 6,707 |
| Income tax provision (benefit) | | 1,590 | | (2,511) | | (2,996) |
| **Net income (loss)** | | (43,526) | | (33,049) | | 9,703 |
| Net income (loss) attributable to redeemable non-controlling interest (Note 2) | | (1,109) | | (472) | | 141 |
| Adjustment attributable to redeemable non-controlling interest (Note 2) | | (71) | | 5,301 | | 4,382 |
| **Net income (loss) attributable to nCino, Inc.** | $ | (42,346) | $ | (37,878) | $ | 5,180 |
| **Net income (loss) per share attributable to nCino, Inc.:** | | | | | | |
| Basic | $ | (0.38) | $ | (0.33) | $ | 0.05 |
| Diluted | $ | (0.38) | $ | (0.33) | $ | 0.05 |
| **Weighted average number of common shares outstanding:** | | | | | | |
| Basic | | 112,672,397 | | 115,162,175 | | 112,883,703 |
| Diluted | | 112,672,397 | | 115,162,175 | | 114,346,567 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(In thousands)**

| | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| **Net income (loss)** | $ (43,526) | $ (33,049) | $ 9,703 |
| **Other comprehensive income (loss):** | | | |
| Foreign currency translation | 315 | (813) | 6,868 |
| **Other comprehensive income (loss)** | 315 | (813) | 6,868 |
| **Comprehensive income (loss)** | (43,211) | (33,862) | 16,571 |
| **Less comprehensive income (loss) attributable to redeemable non-controlling interest:** | | | |
| Net income (loss) attributable to redeemable non-controlling interest | (1,109) | (472) | 141 |
| Foreign currency translation attributable to redeemable non-controlling interest | 13 | 7 | 2 |
| **Comprehensive income (loss) attributable to redeemable non-controlling interest** | (1,096) | (465) | 143 |
| **Comprehensive income (loss) attributable to nCino, Inc.** | $ (42,115) | $ (33,397) | $ 16,428 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**nCino, Inc.**

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

**(In thousands, except share data)**

| | Common Stock | | Treasury Stock | | Additional Paid-in Capital | Other Comprehensive Income (Loss) | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balance, January 31, 2023 | 111,424,132 | $ 56 | — | $ — | $ 1,333,669 | $ 694 | $ (310,341) | $ 1,024,078 |
| Exercise of stock options | 785,794 | 1 | — | — | 4,468 | — | — | 4,469 |
| Stock issuance upon vesting of restricted stock units | 1,277,625 | — | — | — | — | — | — | — |
| Stock issuance under the employee stock purchase plan | 196,748 | — | — | — | 4,661 | — | — | 4,661 |
| Stock-based compensation | — | — | — | — | 58,012 | — | — | 58,012 |
| Other comprehensive income | — | — | — | — | — | 302 | — | 302 |
| Net loss attributable to nCino, Inc., including adjustment to redeemable non-controlling interest | — | — | — | — | 71 | — | (42,417) | (42,346) |
| Balance, January 31, 2024 | 113,684,299 | 57 | — | — | 1,400,881 | 996 | (352,758) | 1,049,176 |
| Exercise of stock options | 399,727 | — | — | — | 2,796 | — | — | 2,796 |
| Stock issuance upon vesting of restricted stock units | 1,745,202 | 1 | — | — | (1) | — | — | — |
| Stock issuance under the employee stock purchase plan | 167,624 | — | — | — | 4,468 | — | — | 4,468 |
| Stock-based compensation | — | — | — | — | 71,570 | — | — | 71,570 |
| Other comprehensive loss | — | — | — | — | — | (820) | — | (820) |
| Net loss attributable to nCino, Inc., including adjustment to redeemable non-controlling interest | — | — | — | — | (5,301) | — | (32,577) | (37,878) |
| Balance, January 31, 2025 | 115,996,852 | 58 | — | — | 1,474,413 | 176 | (385,335) | 1,089,312 |
| Exercise of stock options | 329,334 | — | — | — | 1,981 | — | — | 1,981 |
| Stock issuance upon vesting of restricted stock units | 2,358,533 | 1 | — | — | (1) | — | — | — |

nCino, Inc.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**(In thousands, except share data)**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Stock issuance under the employee stock purchase plan | 184,202 | — | — | — | 4,218 | — | — | 4,218 |
| Common stock repurchases under stock repurchase programs | — | — | 4,964,054 | (125,600) | — | — | — | (125,600) |
| Stock-based compensation | — | — | — | — | 73,958 | — | — | 73,958 |
| Other comprehensive income | — | — | — | — | — | 6,866 | — | 6,866 |
| Net income attributable to nCino, Inc., including adjustment to redeemable non-controlling interest | — | — | — | — | (4,382) | — | 9,562 | 5,180 |
| Balance, January 31, 2026 | 118,868,921 | $ 59 | 4,964,054 | $ (125,600) | $ 1,550,187 | $ 7,042 | $ (375,773) | $ 1,055,915 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# nCino, Inc.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| **Cash flows from operating activities** | | | |
| Net income (loss) attributable to nCino, Inc. | $ (42,346) | $ (37,878) | $ 5,180 |
| Net income (loss) and adjustment attributable to redeemable non-controlling interest | (1,180) | 4,829 | 4,523 |
| Net income (loss) | (43,526) | (33,049) | 9,703 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 45,264 | 36,345 | 42,255 |
| Non-cash operating lease costs | 4,534 | 4,960 | 3,994 |
| Amortization of costs capitalized to obtain revenue contracts | 9,934 | 12,003 | 15,051 |
| Amortization of debt issuance costs | 184 | 131 | 287 |
| Stock-based compensation | 58,035 | 71,592 | 73,884 |
| Change in fair value of contingent consideration | — | — | 1,600 |
| Deferred income taxes | (2,340) | (7,118) | (6,187) |
| Provision for bad debt | 1,081 | 85 | 1,716 |
| Net foreign currency (gains) losses | 670 | 8,675 | (16,273) |
| Gains on investments | (263) | — | (1,652) |
| Loss on disposal of long-lived assets | 150 | 35 | 463 |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | (14,325) | (31,389) | (16,175) |
| Costs capitalized to obtain revenue contracts | (10,348) | (21,453) | (25,073) |
| Prepaid expenses and other assets | 1,872 | (7,060) | 182 |
| Accounts payable | 525 | (190) | 1,108 |
| Accrued expenses and other current liabilities | (5,981) | 10,165 | (2,148) |
| Deferred revenue | 15,902 | 13,807 | 10,853 |
| Operating lease liabilities | (4,083) | (3,785) | (4,105) |
| Other long-term liabilities | — | 1,445 | 582 |
| **Net cash provided by operating activities** | 57,285 | 55,199 | 90,065 |
| **Cash flows from investing activities** | | | |
| Acquisition of business, net of cash acquired | — | (216,911) | (50,263) |
| Acquisition of assets | (356) | (450) | — |
| Purchases of property and equipment | (3,515) | (1,816) | (7,501) |
| Proceeds from sale of property and equipment | 43 | — | — |
| Purchase of investments | (2,500) | — | — |
| Sale of investment | — | — | 3,684 |
| **Net cash used in investing activities** | (6,328) | (219,177) | (54,080) |
| **Cash flows from financing activities** | | | |
| Investment from redeemable non-controlling interest | 983 | — | — |
| Repurchases of common stock | — | — | (125,097) |
| Proceeds from borrowings on revolving credit facility | — | 241,000 | 112,500 |
| Payments on revolving credit facility | (30,000) | (75,000) | (65,000) |
| Payments of debt issuance costs | — | (1,484) | — |
| Exercise of stock options | 4,469 | 2,796 | 1,981 |

# nCino, Inc.

## CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
### (In thousands)

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | **2024** | **2025** | **2026** |
| Stock issuance under the employee stock purchase plan | 4,661 | 4,468 | 4,218 |
| Principal payments on financing obligations | (1,226) | (1,302) | (1,634) |
| **Net cash provided by (used in) financing activities** | (21,113) | 170,478 | (73,032) |
| Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash | 182 | (2,677) | 4,465 |
| **Net increase (decrease) in cash, cash equivalents, and restricted cash** | 30,026 | 3,823 | (32,582) |
| Cash, cash equivalents, and restricted cash, beginning of period | 87,418 | 117,444 | 121,267 |
| **Cash, cash equivalents, and restricted cash, end of period** | $ 117,444 | $ 121,267 | $ 88,685 |
| | | | |
| **Reconciliation of cash, cash equivalents, and restricted cash, end of period:** | | | |
| Cash and cash equivalents | $ 112,085 | $ 120,928 | $ 88,374 |
| Restricted cash included in prepaid expenses and other current assets | — | — | 142 |
| Restricted cash included in long-term prepaid expenses and other assets | 5,359 | 339 | 169 |
| Total cash, cash equivalents, and restricted cash, end of period | $ 117,444 | $ 121,267 | $ 88,685 |
| | | | |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid for interest | $ 4,315 | $ 8,745 | $ 15,977 |
| **Supplemental disclosure of noncash investing and financing activities** | | | |
| Fair value of contingent consideration in connection with business acquisition in accrued expenses and other current liabilities | $ — | $ — | $ 8,100 |
| Measurement period adjustment relating to business acquisitions | $ — | $ — | $ 10,018 |
| Noncash consideration in connection with business acquisition for settlement of a preexisting contract | $ — | $ — | $ 1,354 |
| Accrued purchase price related to acquisitions | $ — | $ 13,155 | $ — |
| Excise tax on repurchases of common stock | $ — | $ — | $ 503 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# nCino, Inc.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (In thousands, except share and per share amounts and unless otherwise indicated)

**Note 1. Summary of Business and Significant Accounting Policies**

**Description of Business:** nCino, Inc., together with its subsidiaries (collectively "the Company"), is a cloud banking company that provides software solutions to financial institutions to streamline employee and client interactions. The Company is headquartered in Wilmington, North Carolina and has various locations in the U.S., North America, Europe, Asia Pacific, and South Africa. Unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," "nCino," and the "Company" refer to nCino, Inc. and its consolidated subsidiaries.

**Fiscal Year End:** The Company's fiscal year ends on January 31. References to fiscal year 2026, for example, refer to the fiscal year ended January 31, 2026.

**Principles of Consolidation and Basis of Presentation:** The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The consolidated financial statements include accounts of the Company's wholly-owned subsidiaries as well as a variable interest entity in which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

**Use of Estimates:** The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by the Company's management are used for, but not limited to, revenue recognition including determining the nature and timing of satisfaction of performance obligations, variable consideration, and stand-alone selling price; the average period of benefit associated with costs capitalized to obtain revenue contracts; fair value of assets acquired and liabilities assumed for business combinations; fair value of contingent consideration; the useful lives of intangible assets; income taxes and the related valuation allowance on deferred tax assets; redemption value of redeemable non-controlling interest; and stock-based compensation. The Company assesses these estimates on a regular basis using historical experience and other factors. Actual results could differ from these estimates.

**Segments:** The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker ("CODM"), which is the Company's Chief Executive Officer, in deciding how to make operating decisions, allocate resources, and assess performance. The Company's CODM allocates resources and assesses performance at the consolidated level.

**Concentration of Credit Risk and Significant Customers:** The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. The Company's cash and cash equivalents exceeded federally insured limits at January 31, 2025 and 2026. The Company maintains its cash, cash equivalents, and restricted cash with high-credit-quality financial institutions.

As of January 31, 2025 and 2026, no individual customer represented more than 10% of accounts receivable. For the fiscal years ended January 31, 2024, 2025, and 2026, no individual customer represented more than 10% of the Company's total revenues.

**Revenue Recognition:** The Company derives revenues primarily from subscription services and professional services. Revenues are recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of subscription and professional services, which may be capable of being distinct and accounted for as separate performance obligations, or in the case of offerings such as subscription services and support, accounted for as a single performance obligation. Revenues are recognized net of allowances and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenues when, or as, the Company satisfies a performance obligation.

*Subscription Revenues*

Subscription revenues primarily consist of fees for providing customers access to the Company's solutions, with routine customer support and maintenance related to email and phone support, bug fixes, and unspecified software updates, and upgrades released when and if available during the maintenance term. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that the Company's service is made available to the customer, which the Company believes best reflects the manner in which the Company's customers utilize the Company's subscription offerings. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the Company's solutions at any time and, as a result, are accounted for as a service contract. Generally, the Company's subscription contracts are three to five years in length, billed annually in advance, are non-cancelable, and do not contain refund-type provisions. U.S. mortgage contracts are generally billed monthly. Subscription arrangements that are cancelable generally have penalty clauses.

*Professional Services and Other Revenues*

Professional services revenues primarily consist of fees for deployment, configuration, and optimization services, as well as training. The majority of the Company's professional services contract revenues are recognized over time based on a proportional performance methodology which utilizes input methods. The Company's professional services contracts are billed on a time and materials or fixed fee basis.

*Contracts with Multiple Performance Obligations*

Most of the Company's contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. The Company determines SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of the Company's transactions, the customer demographic, the geographic area where services are sold, price lists, the Company's go-to-market strategy, historical sales, and contract prices. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

Given the variability of pricing, the Company uses a range of SSP. The Company determines the SSP range using information that may include market conditions or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of products and services by customer size.

*Costs Capitalized to Obtain Revenue Contracts*

The Company capitalizes incremental costs of obtaining a non-cancelable subscription and support revenue contract if the Company expects the benefit of those costs to be longer than one year. The capitalized amounts are subsequently amortized over the estimated period of benefit. Capitalized amounts consist primarily of sales commissions paid to the Company's direct sales force. Capitalized amounts also include (1) amounts paid to employees other than the direct sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired and (2) the associated payroll taxes and fringe benefit costs associated with the payments to these employees. Capitalized costs related to new revenue contracts or on upsell of existing contracts are amortized on a straight-line basis over four to five years, which, although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors which included the estimated life cycles of its offerings and its customer attrition. Commissions paid relating to contract renewals are not commensurate with sales commissions paid on initial contracts and as such are deferred and amortized over the related renewal period. The capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates, or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment. Any changes in the anticipated period of benefit or the average renewal term are recognized on a prospective basis upon occurrence. Amortization of capitalized costs to obtain revenue contracts is included in sales and marketing expense in the accompanying consolidated statements of operations.

*Judgments*

Contracts with customers may include multiple services requiring allocation of the transaction price across the different performance obligations.

SSP is established by maximizing the amount of observable inputs, primarily actual historical selling prices for performance obligations where available and includes consideration of factors such as go-to-market model and customer size. Where SSP may not be directly observable, the Company estimates SSP using readily available information that may include reviewing pricing practices, performance obligations with similar customers, and selling models.

At times, the Company provides credits or incentives to its customers. Known and estimable credits and incentives represent a form of variable consideration, which are determined at contract inception and reduce the revenues recognized for a particular contract. At the end of each reporting period, the Company reviews and updates its estimates as additional information becomes available. The Company believes that there will not be significant changes to its estimates of variable consideration as of January 31, 2026.

*Principal vs. Agent Considerations*

The Company evaluates whether it is the principal or agent with respect to vendor reseller agreements pursuant to which the Company resells certain third-party solutions along with the Company's solutions. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers and is further supported by the Company being primarily responsible to its customers and having a level of

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

discretion in establishing pricing. The Company has determined that, generally, the Company is acting as the principal and reports revenues from these types of contracts on a gross basis, meaning the amounts billed to customers are recorded as revenues and expenses incurred are recorded as cost of revenues.

The Company has a reseller agreement in place with our largest vendor to utilize their platform and to develop the Company's cloud-based banking software as an application within their hosted environment. This agreement was amended during fiscal 2024 extending its term through January 31, 2031, and will automatically renew in annual increments thereafter unless either party gives notice of non-renewal before the end of the initial term or the respective renewal term.

**Deferred Revenue:** Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services, including non-cancelable and non-refundable committed funds and deposits. Deferred revenue is recognized as revenue recognition criteria have been met. Customers are typically invoiced for these agreements in advance of regular annual installments and revenues are recognized ratably over the contractual subscription period. The deferred revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, size, and new business linearity. Deferred revenue does not represent the total contract value of annual or multi-year non-cancelable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as deferred revenue, current portion, and the remaining portion is recorded as deferred revenue, net of current portion on the consolidated balance sheets.

Payment terms vary by contract, although terms generally include a requirement of payment within 30 to 45 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing services, such as invoicing at the beginning of a subscription term with revenues recognized ratably over the contract period, and not to provide financing to customers. Any implied financing costs are considered insignificant in the context of the Company's contracts.

**Cash and Cash Equivalents:** The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at fair value.

**Restricted Cash:** Restricted cash consists of deposits held as collateral for the Company's bank guarantees issued in place of security deposits for certain property leases and credit cards at January 31, 2025 and only for certain property leases at January 31, 2026. Restricted cash is included in long-term prepaid expenses and other assets on the consolidated balance sheet at January 31, 2025 and in prepaid expenses and other current assets and long-term prepaid expenses and other assets at January 31, 2026 in the consolidated balance sheet.

**Accounts Receivable and Allowances:** A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. Certain performance obligations may require payment before delivery of the service to the customer. The Company recognizes a contract asset in the form of accounts receivable when the Company has an unconditional right to payment, and the Company records a contract asset in the form of unbilled accounts receivable when revenues earned on a contract exceeds the billings. The Company's standard billing terms are annual in advance, while U.S. mortgage standard billing terms are monthly. An unbilled accounts receivable is a contract asset related to the delivery of the Company's subscription services and professional services for which the related billings will occur in a future period. Unbilled accounts receivable consists of (i) revenues recognized for professional services performed but not yet billed and (ii) revenues recognized from non-cancelable, multi-year orders in which fees increase annually but for which the Company is not contractually

(In thousands, except share and per share amounts and unless otherwise indicated)

able to invoice until a future period. Accounts receivable are reported at their gross outstanding balance reduced by an allowance for estimated receivable losses, which includes allowances for doubtful accounts and a reserve for expected credit losses.

The Company records allowances for doubtful accounts based upon the credit worthiness of customers, historical experience, the age of the accounts receivable, current market and economic conditions, and supportable forecasts about the future. Relevant risk characteristics include customer size and historical loss patterns. This estimate is analyzed quarterly and adjusted as necessary. The Company records the allowance against bad debt expense through the consolidated statements of operations, included in general and administrative expenses, up to the amount of revenues recognized to date. Any incremental allowance is recorded as an offset to deferred revenue on the consolidated balance sheets. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

A summary of activity in the allowance for doubtful accounts and reserve for expected credit losses is as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| Balance, beginning of period | $ 899 | $ 1,451 | $ 1,229 |
| Charged to bad debt expense | 1,081 | 85 | 1,716 |
| Charged to deferred revenue | 747 | — | 19 |
| Write-offs and other | (1,275) | (304) | (155) |
| Translation adjustments | (1) | (3) | 16 |
| Balance, end of period | $ 1,451 | $ 1,229 | $ 2,825 |

**Leases:** The Company determines if an arrangement is or contains a lease at inception date based on whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. The Company determines the classification of the lease, whether operating or financing, at the lease commencement date, which is the date the leased assets are made available for use. The Company accounts for lease and non-lease components as a single lease component for its facilities and equipment leases. The Company did not have any finance leases as of January 31, 2025 or January 31, 2026.

Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The lease term reflects the non-cancelable period of the lease together with options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. Variable costs, such as common area maintenance costs, are not included in the measurement of the ROU assets and lease liabilities, but are expensed as incurred. If an implicit rate is not readily determinable from the Company's leases, the Company uses its incremental borrowing rate in determining the present value of the lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less. Lease expense for such leases is recognized on a straight-line basis over the lease term.

**Property and Equipment:** Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

and commences once the asset is placed in service or is ready for its intended use. The estimated useful lives by asset classification are generally as follows:

| Asset Classification | Estimated Useful Life |
| --- | --- |
| Furniture and fixtures | 3-7 years |
| Computers and equipment | 3 years |
| Buildings | 40 years |
| Leasehold improvements | Shorter of remaining life of the lease term or estimated useful life |

Repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from their respective accounts, and any gain or loss on such retirement is reflected in operating expenses.

**Financing Obligations:** The Company records assets and liabilities for lease arrangements where the Company has continued involvement due to purchase options and is deemed to be the owner for accounting purposes.

**Intangible Assets:** Intangible assets are amortized over their estimated useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

**Impairment Assessment:** The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset's carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of an asset or asset group to the estimated future undiscounted cash flows the asset or asset group is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets or asset group, the carrying amount of such assets is reduced to fair value. There were no material impairments of intangible assets or long-lived assets during the fiscal years ended January 31, 2024, 2025, and 2026.

**Goodwill:** Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on November 1, the first day of the fourth quarter of the fiscal year, or more frequently if circumstances indicate an impairment may have occurred between annual impairment tests. The Company has one reporting unit, therefore the Company evaluates goodwill for impairment at the entity level. To perform its impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of its single reporting unit is less than its carrying amount. The qualitative factors we consider include, but are not limited to, macroeconomic conditions, industry and market conditions, company-specific events, changes in circumstances, and our share price. If the qualitative factors indicate that the fair value of the reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, then we do not consider the assigned goodwill to be impaired. If it is determined that it is more likely than not that the fair value of the Company is less than the carrying amount, a quantitative assessment is performed by comparing the fair value of a reporting unit with its carrying amount. The Company may elect to bypass the qualitative assessment and perform the quantitative assessment. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There was no goodwill impairment for the fiscal years ended January 31, 2024, 2025, and 2026.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (In thousands, except share and per share amounts and unless otherwise indicated)

**Variable Interest Entity:** The Company holds an interest in a Japanese company ("nCino K.K.") that is considered a variable interest entity ("VIE"). nCino K.K. is considered a VIE as it has insufficient equity capital to finance its activities without additional financial support. The Company is the primary beneficiary of nCino K.K. as it has the power over the activities that most significantly impact the economic performance of nCino K.K. and has the obligation to absorb expected losses and the right to receive expected benefits that could be significant to nCino K.K., in accordance with accounting guidance. As a result, the Company consolidated nCino K.K. and all significant intercompany accounts have been eliminated. The Company will continue to assess whether it has a controlling financial interest and whether it is the primary beneficiary at each reporting period. Other than the Company's equity investments, the Company has not provided financial or other support to nCino K.K. which it was not contractually obligated to provide. The assets of the VIE can only be used to settle the obligations of the VIE and the creditors of the VIE do not have recourse to the Company. The assets and liabilities of the VIE were not significant to the Company's consolidated financial statements except for cash which is reflected on the consolidated balance sheets. See Note 2 "Variable Interest Entity and Redeemable Non-Controlling Interest" for additional information regarding the Company's variable interest.

**Redeemable Non-Controlling Interest:** Redeemable non-controlling interest relates to minority investors of nCino K.K. An agreement with the minority investors of nCino K.K. contains redemption features whereby the interest held by the minority investors are redeemable either at the option of the (i) minority investors, or (ii) the Company, both beginning on the eighth anniversary of the initial capital contribution. If the interest of the minority investors were to be redeemed under this agreement, the Company would be required to redeem the interest based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company. The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets outside of equity under the caption "Redeemable non-controlling interest."

**Business Combinations:** Several valuation methods may be used to determine the fair value of assets acquired and liabilities assumed. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and may be subject to refinement due to unanticipated events and circumstances. For intangible assets, the Company typically uses income-based methods of valuation (for example, the multi-period excess earnings method is used to estimate the fair value estimate of customer relationships and the relief from royalty method is used in the fair value estimate of developed technologies). These methods typically start with a forecast of all of the expected future net cash flows for each asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in these methods are forecasted revenues, obsolescence life and factor, customer attrition rate, and the discount rate among other assumptions.

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

For acquisitions involving additional consideration to be transferred to the selling parties in the event certain future events occur or conditions are met ("contingent consideration"), the Company recognizes the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the business combination. Contingent consideration meeting the criteria to be classified as equity in the consolidated balance sheets is not remeasured, and its subsequent settlement is recorded within stockholders' equity. Contingent consideration classified as a liability is remeasured to fair value at each reporting date until the contingency is resolved, with any changes in fair value recognized in the Company's consolidated statements of operations.

**Investments**: The Company's investments are non-marketable equity investments without readily determinable fair value and for which the Company does not have control or significant influence. The investments are measured at cost with adjustments for observable changes in price or impairment as permitted by the measurement alternative. The Company assesses at each reporting period if the investments continue to qualify for the measurement alternative. Gains or losses resulting from observable price changes are recognized currently in Other income (expense), net on the Company's consolidated statement of operations. The Company assesses the investments whenever events or changes in circumstances indicate that the carrying value of the investments may not be recoverable.

**Debt Issuance Costs:** Debt issuance costs are initially deferred and amortized to interest expense on a straight-line basis over the expected term of the debt. The Company uses the straight-line basis as it approximates the amounts calculated under the effective-interest method. Unamortized debt issuance costs related to the secured revolving credit facility are considered long-term and are included in long-term prepaid expenses and other assets in the consolidated balance sheets.

**Cost of Revenues:** Cost of subscription and support revenues consists of costs related to hosting the Company's software solutions and employee-related costs, including stock-based compensation expenses and allocated overhead associated with customer support. Cost of professional services and other revenues consists of employee-related costs associated with these services, including stock-based compensation expenses, and allocated overhead, and the cost of subcontractors. Allocated overhead includes costs such as information technology infrastructure, rent and occupancy charges, along with employee benefit costs, and taxes based upon a percentage of total compensation expense. As such, general overhead expenses are reflected in each cost of revenues and operating expenses category. In addition, subscription cost of revenues includes amortization of acquired developed technology.

**Research and Development**: Research and development expenses consist primarily of salaries, benefits and stock-based compensation associated with our engineering, product and quality assurance personnel, as well as allocated overhead. Research and development expenses also include the cost of third-party contractors. Research and development costs are expensed as incurred.

**Treasury Stock:** We account for treasury stock under the cost method and present treasury stock, including any applicable commissions, fees or excise taxes, as a component of stockholders' equity in the consolidated balance sheets and statements of stockholders' equity.

**Advertising:** Advertising costs are expensed as incurred and consist of advertising, third-party marketing, branded marketing, and conference and event expenses. Advertising expenses are recorded in sales and marketing expenses in the Company's consolidated statements of operations and were $7.7 million, $8.7 million, and $12.3 million for the fiscal years ended January 31, 2024, 2025, and 2026, respectively.

**Income Taxes:** Deferred income taxes are determined using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are also recorded for any tax attributes,

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

such as net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment within income tax expense. The Company reflects the expected amount of income taxes to be paid or refunded during the year as current income tax expense or benefit, as applicable.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

The Company follows the accounting standards on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed, or expected to be claimed, on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the tax position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the benefit having a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting interim periods.

When and if applicable, potential interest and penalties are accrued as incurred, within the income tax provision.

**Other Comprehensive Income (Loss):** Accumulated other comprehensive income (loss) is reported as a component of stockholders' equity and includes unrealized gains and losses on foreign currency translation adjustments.

**Foreign Currency:** The functional currency of the Company's foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the Company's consolidated statements of comprehensive income (loss) recorded in the foreign currency translation line item. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Foreign currency transaction gains and losses due to transactions denominated in a currency other than the functional currency are included in other income (expense), net in the Company's consolidated statements of operations and were $(1.2) million, $(10.5) million, and $17.3 million for the fiscal years ended January 31, 2024, 2025, and 2026, respectively, primarily related to remeasurement of various intercompany loans.

**Stock-Based Compensation:** As further described in Note 8 "Stockholders' Equity and Stock-Based Compensation," the Company records compensation expense associated with stock options and other equity-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company establishes fair value as the measurement objective in accounting for share-based payment transactions with employees and recognizes expense on a straight-line basis, net of estimated forfeitures, over the applicable vesting period. The estimated forfeiture rate applied is based on historical forfeiture rates.

**Basic and Diluted Net Income (Loss) per Common Share:** Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to nCino, Inc. by the weighted-average number of shares of common stock outstanding for the period, net of treasury stock.

Diluted net income (loss) per share is calculated by giving effect to all potentially dilutive common stock, which is comprised of stock options issued and outstanding, nonvested RSUs issued and outstanding, and

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (In thousands, except share and per share amounts and unless otherwise indicated)

shares issuable pursuant to the Employee Stock Purchase Plan (the "ESPP") when determining the weighted-average number of common shares outstanding. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. There is no difference between the basic and diluted net income (loss) per share when there is a net loss because inclusion of potentially issuable shares would be anti-dilutive.

**Recently Adopted Accounting Pronouncements:** In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance includes amendments to enhance existing income tax disclosure requirements, primarily related to the rate reconciliation and income taxes paid disclosures. The ASU is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply the ASU retrospectively. Early adoption is permitted. The Company adopted ASU 2023-09 for the fiscal year ended January 31, 2026, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 9 "Income Taxes" for further detail.

**Recent Accounting Pronouncements Not Yet Adopted:** In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The guidance includes amendments to require public companies to provide additional disclosure about certain costs and expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, on a prospective basis with the option to apply the ASU retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The guidance includes amendments that provide a practical expedient for measuring credit losses on current accounts receivable and current contract assets under ASC 606 - Revenue from Contracts with Customers. The ASU is effective for our annual and interim period reporting beginning in fiscal year 2027 on a prospective basis. The Company does not expect this standard to have a material impact on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which clarifies and modernizes certain aspects of the accounting for, and disclosure of, internal-use software costs. The ASU removes all references to software development project stages so that the guidance is neutral to different software development methods and clarifies the threshold entities apply to begin capitalizing costs. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on the Company's consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which intends to improve the navigability of the required interim disclosures and clarify when it applies. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. ASU 2025-11 does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 with the option to apply the guidance prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on the Company's consolidated financial statements.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

### Note 2. Variable Interest Entity and Redeemable Non-Controlling Interest

In October 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the "Investors") to engage in the investment, organization, management, and operation of nCino K.K. which is focused on the distribution of the Company's products in Japan. In October 2019, the Company initially contributed $4.7 million in cash in exchange for 51% of the outstanding common stock of nCino K.K. In October 2023, the Company made a further investment in nCino K.K. of $1.0 million that, including additional investments in nCino K.K. of $1.0 million by existing third-party investors in October 2023, maintained the Company's ownership of 51%. As of January 31, 2026, the Company controls a majority of the outstanding common stock in nCino K.K.

All of the common stock held by the Investors is callable by the Company or puttable by the Investors at the option of the Investors or at the option of the Company beginning on the eighth anniversary of the agreement with the Investors. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the relative revenues of nCino K.K. and the Company and may be settled, at the Company's discretion, with the Company's stock or cash or a combination of the foregoing. As a result of the put right available to the Investors, the redeemable non-controlling interest in nCino K.K. is classified outside of permanent equity in the Company's consolidated balance sheets.

The following table summarizes the activity in the redeemable non-controlling interests for the periods indicated below:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | **2024** | **2025** | **2026** |
| Balance, beginning of period | $ 3,589 | $ 3,428 | $ 8,286 |
| Investment by redeemable non-controlling interest | 983 | — | — |
| Net income (loss) attributable to redeemable non-controlling interest (excluding adjustment to non-controlling interest) | (1,109) | (472) | 141 |
| Foreign currency translation | 13 | 7 | 2 |
| Adjustment to redeemable non-controlling interest | (71) | 5,301 | 4,382 |
| Stock-based compensation expense [1] | 23 | 22 | (74) |
| Balance, end of period | $ 3,428 | $ 8,286 | $ 12,737 |

[1] nCino K.K. stock options granted in accordance with nCino K.K.'s equity incentive plan.

### Note 3. Fair Value Measurements

***Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis***

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

**Level 1.** Quoted prices (unadjusted) in active markets for identical assets or liabilities.

**Level 2.** Significant other inputs that are directly or indirectly observable in the marketplace.

**Level 3.** Significant unobservable inputs that are supported by little or no market activity.

The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value as of January 31, 2025 and 2026 because of the relatively short duration of these instruments.

(In thousands, except share and per share amounts and unless otherwise indicated)

The carrying amount of any outstanding borrowings on the Company's revolving credit facility approximates fair value due to the variable interest rates of the borrowings.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following table summarizes the Company's financial assets measured at fair value as of January 31, 2025 and 2026 and indicates the fair value hierarchy of the valuation:

| | Fair value measurements on a recurring basis as of January 31, 2025 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| Assets: | | | |
| Money market accounts (included in cash and cash equivalents) | $ 38,841 | $ — | $ — |
| Time deposits (included in long-term prepaid expenses and other assets) | 339 | — | — |
| Total assets | $ 39,180 | $ — | $ — |

| | Fair value measurements on a recurring basis as of January 31, 2026 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| Assets: | | | |
| Money market accounts (included in cash and cash equivalents) | $ 10,588 | $ — | $ — |
| Time deposits (included in prepaid expenses and other current assets) | 142 | — | — |
| Time deposits (included in long-term prepaid expenses and other assets) | 169 | — | — |
| Total assets | $ 10,899 | $ — | $ — |
| Liabilities: | | | |
| Contingent consideration (included in accrued expenses and other current liabilities) | $ — | $ — | $ 9,700 |
| Total liabilities | $ — | $ — | $ 9,700 |

All of the Company's money market accounts are classified within Level 1 because the Company's money market accounts are valued using quoted market prices in active exchange markets for identical assets.

The following table summarizes the change in fair value of the contingent consideration with significant unobservable inputs:

| | |
|---|---|
| Balance, January 31, 2025 | $ — |
| Contingent consideration in connection with business acquisition | 8,100 |
| Changes in fair value | 1,600 |
| Balance, January 31, 2026 | $ 9,700 |

The contingent consideration consists of the potential earn-out payment related to the Company's acquisition of Alphapack, Co. dba Sandbox Banking ("Sandbox Banking") on February 7, 2025, and has a maximum potential payment of $10.0 million. The fair value of the contingent consideration was determined using a probability weighted discounted cash flow model. Changes in the fair value of the contingent consideration can result from changes in assumed discount periods and rates, and from changes pertaining to the

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**(In thousands, except share and per share amounts and unless otherwise indicated)**

estimated or actual achievement of the defined milestones. This contingent liability was classified as Level 3 within the fair value hierarchy. Changes in fair values of contingent consideration are recognized in general and administrative expenses on the Company's consolidated statements of operations.

The unobservable inputs used in the valuation as of January 31, 2026 included an expected payment in the first half of fiscal 2027, a weighted average expected achievement percentage of 100.0%, and a discount rate of 6.7%.

There were no transfers between levels of the fair value hierarchy during the fiscal years ended January 31, 2025 and 2026.

***Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis***

The Company's assets measured at fair value on a non-recurring basis include the investments accounted for under the measurement alternative. Unrealized gains as a result of an observable price change were $0.2 million, $— million, and $0.5 million for the fiscal years ended January 31, 2024, 2025, and 2026, respectively. Cumulative unrealized gains were $0.7 million for investments accounted for under the measurement alternative as of January 31, 2026. There was no impairment recognized for the fiscal years ended January 31, 2024, 2025, and 2026. Realized gains from the sale of an investment reflect the difference between the sales proceeds and the carrying value of the investment at the beginning of the period or the purchase date, if later. Realized gains were $— million, $— million, and $1.2 million for the fiscal years ended January 31, 2024, 2025, and 2026, respectively. See Note 14 "Related-Party Transactions" for additional information on the sale of an investment.

**Note 4. Revenues**

***Disaggregation of Revenue***

Disaggregated revenues by source and geographic region were as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| United States | | | |
| Subscriptions - non-mortgage | $ 273,044 | $ 303,546 | $ 334,037 |
| Subscriptions - mortgage | 68,040 | 73,782 | 79,598 |
| Professional services and other | 46,117 | 47,104 | 49,626 |
| Total United States | 387,201 | 424,432 | 463,261 |
| International | | | |
| Subscriptions | 68,395 | 91,840 | 109,499 |
| Professional services and other | 20,947 | 24,385 | 22,021 |
| Total International | 89,342 | 116,225 | 131,520 |
| Total Revenue | $ 476,543 | $ 540,657 | $ 594,781 |

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different from the region of the customer.

nCino, Inc.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

*Contract Amounts*

*Accounts Receivable*

Accounts receivable, less allowance for doubtful accounts, is as follows as of January 31, 2025 and 2026:

| | As of January 31, | |
| --- | --- | --- |
| | 2025 | 2026 |
| Trade accounts receivable | $ 122,394 | $ 139,729 |
| Unbilled accounts receivable | 23,662 | 28,131 |
| Allowance for doubtful accounts | (1,229) | (2,825) |
| Other accounts receivable | 1,960 | 1,505 |
| Total accounts receivable, net | $ 146,787 | $ 166,540 |

*Deferred Revenue and Remaining Performance Obligations*

Significant movements in the deferred revenue balance during the period consisted of increases due to payments received or due in advance prior to the transfer of control of the underlying performance obligations to the customer and $5.0 million from acquisitions, which were offset by decreases due to revenues recognized in the period. During the fiscal year ended January 31, 2026, $191.1 million of revenues were recognized out of the deferred revenue balance as of January 31, 2025.

Transaction price allocated to the remaining performance obligations represents contracted revenues that have not yet been recognized, which include both deferred revenue and amounts that will be invoiced and recognized as revenues in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including the timing of renewals, average contract terms, and foreign currency exchange rates. The Company applies practical expedients to exclude amounts related to performance obligations that are billed and recognized as they are delivered, optional purchases that do not represent material rights, and any estimated amounts of variable consideration that are subject to constraint.

Remaining performance obligations were $1.3 billion as of January 31, 2026. The Company expects to recognize approximately 66% of its remaining performance obligations as revenues in the next 24 months, approximately 28% in the following 25 to 48 months, and the remainder thereafter.

*Costs Capitalized to Obtain Revenue Contracts*

During the fiscal years ended January 31, 2024, 2025, and 2026, the Company amortized $9.9 million, $12.0 million, and $15.1 million of capitalized contract acquisition costs within sales and marketing expense, respectively. The Company did not incur any impairment losses during these periods.

Capitalized contract acquisition costs were $37.2 million and $47.9 million as of January 31, 2025 and 2026, of which $23.7 million and $30.7 million were long-term in the consolidated balance sheets, respectively. The remaining balance of the capitalized costs to obtain contracts was current.

(In thousands, except share and per share amounts and unless otherwise indicated)

**Note 5. Balance Sheet Components**

***Prepaid expenses and other current assets***

Prepaid expenses and other current assets consisted of the following:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| Prepaid expenses | $ 19,729 | $ 19,246 |
| Other current assets | 1,343 | 2,132 |
| Prepaid expenses and other current assets | $ 21,072 | $ 21,378 |

***Property and equipment, net***

Property and equipment, net consisted of the following:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| Furniture and fixtures | $ 11,712 | $ 11,862 |
| Computers and equipment | 7,193 | 6,646 |
| Buildings and land | 56,379 | 56,379 |
| Leasehold improvements | 28,046 | 30,536 |
| Construction in progress | 627 | — |
| Total property and equipment, gross | 103,957 | 105,423 |
| Less accumulated depreciation | (29,004) | (29,816) |
| Total property and equipment, net | $ 74,953 | $ 75,607 |

(In thousands, except share and per share amounts and unless otherwise indicated)

The Company recognized depreciation expense as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| Cost of subscription revenues | $ 567 | $ 480 | $ 434 |
| Cost of professional services and other revenues | 1,775 | 1,313 | 1,363 |
| Sales and marketing | 1,734 | 1,291 | 1,264 |
| Research and development | 2,819 | 2,399 | 2,052 |
| General and administrative | 1,143 | 769 | 683 |
| Total depreciation expense | $ 8,038 | $ 6,252 | $ 5,796 |

***Accrued expenses and other current liabilities***

Accrued expenses and other current liabilities consisted of the following:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| Accrued compensation and benefits | $ 23,626 | $ 24,797 |
| Accrued expenses | 16,239 | 15,567 |
| Purchase consideration deferred payment | — | 14,308 |
| Contingent consideration liability | — | 9,700 |
| Accrued expenses and other current liabilities | $ 39,865 | $ 64,372 |

## Note 6. Business Combinations

***DocFox, Inc. ("DocFox")***

On March 20, 2024 (the "DocFox Acquisition Date"), the Company acquired the outstanding equity interests of DocFox, which provides a solution to automate onboarding experiences for commercial and business banking. The Company acquired DocFox for its complementary product set, which helps simplify and automate the onboarding and account opening process. The Company has included the financial results of DocFox in the Company's consolidated statements of operations from the DocFox Acquisition Date. Including the $2.0 million in post combination expense referenced below, transaction costs associated with the DocFox acquisition were approximately $3.9 million and were recorded in general and administrative expenses on the Company's consolidated statements of operations.

The Company paid a total of $74.3 million in cash as of the DocFox Acquisition Date. Included in the total cash paid was $6.2 million for DocFox common stock options that were cash settled on the DocFox Acquisition Date. The $6.2 million fair value of the DocFox common stock options was allocated between consideration transferred and post combination expense in the amounts of $4.2 million and $2.0 million, respectively. As there was no future service requirement due to accelerated vesting of these options, the entire $2.0 million, included within general and administrative expenses, was recorded as transaction cost immediately following the acquisition and not in consideration transferred. The estimated fair value of the consideration transferred was $72.4 million on the DocFox Acquisition Date.

In addition, the Company issued 198,505 Restricted Stock Units ("RSUs") with an approximate fair value of $6.1 million to certain employees of DocFox, which will vest over four years subject to such employees' continued employment. The RSUs will be recorded as stock-based compensation expense post-acquisition as the RSUs vest and has been excluded from the purchase consideration.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

The transaction was accounted for using the acquisition method and, as a result, tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values at the DocFox Acquisition Date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill. The Company determined the acquisition date contract assets and liabilities in accordance with ASC 606.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the DocFox Acquisition Date:

|  | Fair Value |
|---|---|
| Cash and cash equivalents | $ 1,400 |
| Accounts receivable | 1,898 |
| Operating lease right-of-use assets, net | 405 |
| Other current and noncurrent assets | 444 |
| Intangible assets | 24,600 |
| Goodwill | 56,302 |
| Accounts payable, accrued expenses, and other liabilities, current and noncurrent | (3,495) |
| Deferred revenue, current and noncurrent | (3,505) |
| Operating lease liabilities, current and noncurrent | (405) |
| Deferred income taxes | (5,279) |
| Net assets acquired | $ 72,365 |

During the first quarter of the fiscal year ended January 31, 2026, within the one year measurement period, we finalized the fair value of the assets acquired and liabilities assumed in the acquisition, and the amounts presented above are final. The Company recorded measurement period adjustments that included a $1.0 million adjustment to decrease goodwill for a $1.0 million deferred income tax adjustment.

The following table sets forth the components of the fair value of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the DocFox Acquisition Date:

|  | Fair Value | Useful Life |
|---|---|---|
| Trade name | $ 200 | 1 year |
| Customer relationships | 16,400 | 10 years |
| Developed technology | 8,000 | 5 years |
| Total intangible assets subject to amortization | $ 24,600 | |

Developed technology represents the fair value of DocFox's technology, customer relationships represent the fair value of the underlying relationships with DocFox's customers, and trade name represents the fair value of DocFox's company name.

Goodwill is primarily attributable to expanded market opportunities, synergies expected from the acquisition, and assembled workforce. The goodwill is not deductible for tax.

The Company has not disclosed pro-forma revenue and earnings attributable to DocFox as they did not have a material effect on the Company's consolidated financial statements.

*Integrated Lending Technologies, LLC ("ILT")*

(In thousands, except share and per share amounts and unless otherwise indicated)

On April 1, 2024 (the "ILT Acquisition Date"), the Company acquired all outstanding membership interests of ILT, which provides consumer loan origination software that streamlines direct and indirect lending operations. The Company acquired ILT for its complementary products. The Company has included the financial results of ILT in the Company's consolidated statements of operations from the ILT Acquisition Date. Transaction costs associated with the ILT acquisition were approximately $0.9 million and were recorded in general and administrative expenses on the Company's consolidated statements of operations.

The Company paid a total of $19.9 million in cash on the ILT Acquisition Date, subject to a net working capital adjustment. The net working capital adjustment was finalized in July 2024, resulting in an increase to the purchase price of $0.1 million which was recorded to goodwill.

The transaction was accounted for using the acquisition method and, as a result, tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values at the ILT Acquisition Date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill. The Company determined the acquisition date contract assets and liabilities in accordance with ASC 606.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the ILT Acquisition Date:

| | Fair Value |
|---|---|
| Cash and cash equivalents | $ 164 |
| Accounts receivable | 343 |
| Intangible assets | 8,660 |
| Goodwill | 11,111 |
| Accounts payable, accrued expenses, and other liabilities, current and noncurrent | (240) |
| Net assets acquired | $ 20,038 |

During the fiscal year ended January 31, 2025, within the one year measurement period, we finalized the fair value of the assets acquired and liabilities assumed in the acquisition, and the amounts presented above are final.

The following table sets forth the components of the fair value of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the ILT Acquisition Date:

| | Fair Value | Useful Life |
|---|---|---|
| Trade name | $ 210 | 1 year |
| Customer relationships | 5,870 | 10 years |
| Developed technology | 2,580 | 5 years |
| Total intangible assets subject to amortization | $ 8,660 | |

Developed technology represents the fair value of ILT's technology, customer relationships represent the fair value of the underlying relationships with ILT's customers, and trade name represents the fair value of ILT's company name.

Goodwill is primarily attributable to expanded market opportunities, synergies expected from the acquisition, and assembled workforce; and approximately $11.1 million is deductible for tax purposes.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

The Company has not disclosed pro-forma revenue and earnings attributable to ILT as they did not have a material effect on the Company's consolidated financial statements.

### Artesian Solutions Limited ("FullCircl")

On November 5, 2024 (the "FullCircl Acquisition Date"), the Company acquired the outstanding equity interests of FullCircl, which provides an onboarding and customer lifecycle intelligence platform. The Company acquired FullCircl for its complementary products. The Company has included the financial results of FullCircl in the Company's consolidated statements of operations from the FullCircl Acquisition Date. Transaction costs associated with the FullCircl acquisition were approximately $3.6 million and were recorded in general and administrative expenses on the Company's consolidated statements of operations.

The purchase consideration was $142.4 million, of which the Company paid a total of $129.2 million in cash at the FullCircl Acquisition Date. The purchase consideration includes a deferred payment of $15.0 million, with a present value of $13.2 million at the FullCircl Acquisition Date, relating to an indemnity holdback amount to be paid in 24 months following the FullCircl Acquisition Date which is included in other long-term liabilities on the consolidated balance sheet at January 31, 2025 and in accrued expenses and other current liabilities at January 31, 2026. The Company will accrete the $1.8 million, which represents the difference between the total deferred payment and the present value, to interest expense over the two-year period using the effective interest rate methodology.

In addition, the Company issued 52,877 RSUs with an approximate fair value of $2.0 million to certain employees of FullCircl, which will vest over four years subject to such employees' continued employment. The RSUs will be recorded as stock-based compensation expense post-acquisition as the RSUs vest and has been excluded from the purchase consideration.

The transaction was accounted for using the acquisition method and, as a result, tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values at the FullCircl Acquisition Date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill and is subject to revision as the purchase price allocation is complete. The Company determined the acquisition date contract assets and liabilities in accordance with ASC 606.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

The following table summarizes the fair values of assets acquired and liabilities assumed as of the FullCircl Acquisition Date:

|  | Fair Value |
|---|---|
| Cash and cash equivalents | $ 3,182 |
| Accounts receivable | 1,814 |
| Property and equipment, net | 66 |
| Operating lease right-of-use assets, net | 198 |
| Other current and noncurrent assets | 211 |
| Deferred income taxes | (259) |
| Intangible assets | 37,000 |
| Goodwill | 108,944 |
| Accounts payable, accrued expenses, and other liabilities, current and noncurrent | (3,776) |
| Deferred revenue, current and noncurrent | (4,773) |
| Operating lease liabilities, current and noncurrent | (198) |
| Net assets acquired | $ 142,409 |

During the fiscal year ended January 31, 2026, within the one year measurement period, we finalized the fair value of the assets acquired and liabilities assumed in the acquisition, and the amounts presented above are final. The Company recorded measurement period adjustments that included a $9.0 million adjustment to decrease goodwill for a $9.0 million deferred income tax adjustment.

The following table sets forth the components of the fair value of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the FullCircl Acquisition Date:

|  | Fair Value | Useful Life |
|---|---|---|
| Trade name | $ 1,100 | 1 year |
| Customer relationships | 26,500 | 10 years |
| Developed technology | 9,400 | 5 years |
| Total intangible assets subject to amortization | $ 37,000 | |

Developed technology represents the fair value of FullCircl's technology, customer relationships represent the fair value of the underlying relationships with FullCircl's customers, trade name represents the fair value of FullCircl's company name.

Goodwill is primarily attributable to expanded market opportunities, synergies expected from the acquisition, and assembled workforce. The goodwill is not deductible for tax.

The Company has not disclosed pro-forma revenue and earnings attributable to FullCircl as they did not have a material effect on the Company's consolidated financial statements.

***Sandbox Banking***

On February 7, 2025 (the "Sandbox Acquisition Date"), the Company acquired the outstanding equity interests of Sandbox Banking, a digital transformation leader serving the financial services industry. The Company acquired Sandbox Banking to strengthen the Company's ability to enhance data connectivity. The

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

Company has included the financial results of Sandbox Banking in the Company's consolidated statements of operations from the Sandbox Acquisition Date. Transaction costs associated with the Sandbox Banking acquisition were approximately $1.4 million and were recorded in general and administrative expenses on the Company's consolidated statements of operations.

The Sandbox Acquisition Date fair value of the consideration transferred is as follows:

|  | Fair Value |
|---|---|
| Cash consideration (net of working capital adjustments) | $ 53,488 |
| Noncash consideration for settlement of preexisting contract | 1,354 |
| Contingent consideration | 8,100 |
|  | $ 62,942 |

As of April 30, 2025, the cash consideration and working capital adjustments were finalized, resulting in final net cash consideration of $53.5 million after working capital adjustments of $0.5 million.

The preliminary purchase price also includes $8.1 million of contingent consideration whereby the Company may be required to pay up to $10.0 million subject to the achievement of certain targets over 18 months, subject to revision. Three earn-outs are payable based on: achieving a certain increase in annual contract value, establishing connectivity between defined systems for certain customers, and completing defined development work. See Note 3 "Fair Value Measurements" for additional information on the fair value of the contingent consideration.

In addition, the Company issued 91,160 RSUs in May 2025 with an approximate fair value of $2.1 million to certain employees of Sandbox Banking, which will vest over four years subject to such employees' continued employment. The RSUs will be recorded as stock-based compensation expense post-acquisition as the RSUs vest and has been excluded from the purchase consideration.

The transaction was accounted for using the acquisition method and, as a result, tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values at the Sandbox Acquisition Date. Any excess consideration over the fair value of the assets acquired and liabilities assumed was recognized as goodwill and is subject to revision as the purchase price allocation is complete. The Company determined the acquisition date contract assets and liabilities in accordance with ASC 606.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the Sandbox Acquisition Date:

|  | Fair Value |
|---|---|
| Cash and cash equivalents | $ 3,330 |
| Accounts receivable | 1,020 |
| Other current and noncurrent assets | 106 |
| Intangible assets | 13,400 |
| Goodwill | 53,830 |
| Accounts payable, accrued expenses, and other liabilities, current and noncurrent | (774) |
| Deferred revenue, current and noncurrent | (4,950) |
| Deferred income taxes | (3,020) |
| Net assets acquired | $ 62,942 |

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

Initial accounting for the acquisition is not complete, and further measurement period adjustments may occur in fiscal year 2027, but no later than one year from the Sandbox Acquisition Date. The area of the acquisition that remains preliminary relates to finalizing our estimate of the impact of acquisition accounting on deferred income tax assets or liabilities, including uncertain tax positions. As the initial acquisition accounting is based on preliminary assessments, actual values may differ materially when final information becomes available. The Company believes the information gathered to date provides a reasonable basis for estimating the preliminary fair values of assets acquired and liabilities assumed. The Company will continue to evaluate these items until they are satisfactorily resolved and make necessary adjustments, within the allowable measurement period.

The following table sets forth the components of the preliminary fair value of identifiable intangible assets and their estimated useful lives over which the acquired intangible assets will be amortized on a straight-line basis, as this approximates the pattern in which economic benefits of the assets are consumed as of the Sandbox Acquisition Date:

| | Fair Value | Useful Life |
|---|---|---|
| Trade name | $ 400 | 1 year |
| Customer relationships | 8,500 | 10 years |
| Developed technology | 4,500 | 5 years |
| Total intangible assets subject to amortization | $ 13,400 | |

Developed technology represents the preliminary fair value of Sandbox Banking's technology, customer relationships represent the preliminary fair value of the underlying relationships with Sandbox Banking's customers, and trade name represents the preliminary fair value of Sandbox Banking's company name. The Company continues to assess the rates used in the preliminary valuation methods such as, but not limited to, the discount rates for developed technology, customer relationships, and trade name and customer attrition rate for customer relationships.

Goodwill is primarily attributable to expanded market opportunities, synergies expected from the acquisition, and assembled workforce. The goodwill is not expected to be deductible for tax.

The financial results of Sandbox Banking since the Sandbox Acquisition Date are included in the Company's consolidated financial statements and are not material to the Company. The Company has not disclosed pro-forma revenue and earnings attributable to Sandbox Banking as they did not have a material effect on the Company's consolidated financial statements.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

### Note 7. Goodwill and Intangible Assets

*Goodwill*

The change in the carrying amounts of goodwill was as follows:

| | |
|---|---:|
| Balance, as of January 31, 2024 | $ 838,869 |
| Acquisitions | 186,375 |
| Translation adjustments | (5,869) |
| Balance, as of January 31, 2025 | 1,019,375 |
| Acquisitions | 53,830 |
| Measurement period adjustments | (10,018) |
| Translation adjustments | 14,760 |
| Balance, as of January 31, 2026 | $ 1,077,947 |

*Intangible assets*

Intangible assets, net are as follows:

| | As of January 31, 2025 | | | As of January 31, 2026 | | | Weighted Average Remaining Useful Life (Years) |
|---|---:|---:|---:|---:|---:|---:|---:|
| | Gross Amount | Accumulated Amortization | Net Carrying Amount | Gross Amount | Accumulated Amortization | Net Carrying Amount | |
| Developed technology | $ 97,029 | $ (49,819) | $ 47,210 | $ 102,443 | $ (70,334) | $ 32,109 | 2.4 |
| Customer relationships | 139,315 | (33,315) | 106,000 | 151,399 | (48,095) | 103,304 | 7.3 |
| Trademarks and trade name | 1,461 | (615) | 846 | 1,999 | (1,991) | 8 | 0.1 |
| Other | 1,369 | (854) | 515 | 1,369 | (1,132) | 237 | 2.2 |
| Intangible assets, net | $ 239,174 | $ (84,603) | $ 154,571 | $ 257,210 | $ (121,552) | $ 135,658 | 6.2 |

The Company recognized amortization expense for intangible assets as follows:

| | Fiscal Year Ended January 31, | | |
|---|---:|---:|---:|
| | 2024 | 2025 | 2026 |
| Cost of subscription revenues | $ 16,306 | $ 17,784 | $ 20,412 |
| Cost of professional services and other revenues | 330 | 330 | 165 |
| Sales and marketing | 20,590 | 11,979 | 15,882 |
| Total amortization expense | $ 37,226 | $ 30,093 | $ 36,459 |

(In thousands, except share and per share amounts and unless otherwise indicated)

The expected future amortization expense for intangible assets as of January 31, 2026 is as follows:

| Fiscal Year Ending January 31, | | |
|---|---|---|
| 2027 | $ | 34,207 |
| 2028 | | 19,740 |
| 2029 | | 19,640 |
| 2030 | | 17,304 |
| 2031 | | 14,657 |
| Thereafter | | 30,110 |
| | $ | 135,658 |

The expected amortization expense is an estimate; actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, future changes to expected asset lives of intangible assets, and other events.

## Note 8. Stockholders' Equity and Stock-Based Compensation

### Stockholders' Equity

A summary of the rights and key provisions affecting each class of the Company's stock as of January 31, 2026, is as follows:

**Preferred stock:** The Board of Directors is authorized to establish one or more series of preferred stock and to fix the number of shares constituting such series and the designation of such series, including the voting powers, preferences, limitations, restrictions, and other special rights thereof. The Company's preferred stock consists of 10,000,000 authorized shares, par value $0.001 per share.

**Common stock:** The Company's common stock consists of 500,000,000 authorized shares, par value $0.0005 per share.

At January 31, 2026, the Company committed a total of 42,775,950 shares of common stock for future issuance as follows:

| | |
|---|---|
| Issued and outstanding stock options | 480,641 |
| Nonvested issued and outstanding restricted stock units ("RSUs") | 6,425,128 |
| Possible issuance under stock plans | 35,870,181 |
| | 42,775,950 |

### *Stock Repurchase Programs*

In March 2025, our Board of Directors authorized a stock repurchase program of up to $100.0 million of our outstanding common stock (the "March 2025 Stock Repurchase Program"). In December 2025, our Board of Directors authorized a stock repurchase program of $100.0 million of our outstanding common stock (the "December 2025 Stock Repurchase Program").

As of January 31, 2026, the Company had completed the purchase authorization under the March 2025 Stock Repurchase Program and $75.0 million remained available for future repurchases under the December 2025 Stock Repurchase Program.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

The Company may make repurchases, from time to time, through open market purchases, block trades, in privately negotiated transactions, accelerated stock repurchase transactions, or by other means. Open market repurchases will be structured to occur in accordance with applicable federal securities laws. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under this authorization. The volume, price, timing, and manner of any repurchases will be determined at the Company's discretion, subject to general market conditions, as well as the Company's management of capital, general business conditions, other investment opportunities, regulatory requirements and other factors. The Stock Repurchase Program does not obligate the Company to repurchase any specific amount of common stock, has no time limit, and may be modified, suspended, or discontinued at any time without notice at the discretion of our Board of Directors.

The following table summarizes the stock repurchase activity under the Company's Stock Repurchase Programs (in thousands, except share and per share data):

| | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2025 | | 2026 |
| Total number of shares repurchased | | — | 4,964,054 |
| Average price per share[1] | $ | — | $ 25.18 |
| Aggregate purchase price[1] | $ | — | $ 124,998 |

[1] Excludes transaction costs and excise tax associated with the repurchases, if any.

All repurchases were made in open market transactions.

**Stock-Based Compensation**

*Equity Incentive Plans*

The Company has two equity incentive plans: the nCino, Inc. 2014 Omnibus Stock Ownership and Long-Term Incentive Plan (the "2014 Plan") and the 2019 Amended and Restated Equity Incentive Plan (the "2019 Plan" and together with the 2014 Plan, the "Incentive Plans"). Under the 2014 Plan, the Board of Directors had allotted 15,025,666 shares of common stock for incentive options or non-qualified options as of January 31, 2026. Non-qualified options may be granted to Company employees, non-employee directors, and consultants. The exercise price of options is determined by the Board of Directors, but cannot be less than 100% of the fair market value of the Company's common stock on the date of the grant. The options generally vest in one of two ways:

- In equal annual installments over four years from the grant date.

- Upon a change in control transaction (with respect to certain Incentive Plan participants).

All options expire ten years from the grant date and, with respect to certain Incentive Plan participants, provide for accelerated vesting if there is a change in control of the Company.

In July 2019, the Company established the 2019 Equity Incentive Plan for the issuance of awards in the form of options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards, and other stock-based awards.

In connection with the Company's initial public offering ("IPO"), the Company's Board of Directors adopted and the Company's stockholders approved the 2019 Plan which amended and restated the 2019 Equity Incentive Plan. All awards shall be granted within ten years from the effective date of the 2019

Plan and can only be granted to employees, officers, directors, and consultants and generally vest over four years.

Under the 2019 Plan, the number of available shares was increased to 15,250,000, plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending January 31, 2022, and continuing until, and including, the fiscal year ending January 31, 2031. The annual increase will be equal to the lesser of (i) 5% of the number of shares issued and outstanding as of January 31 of the immediately preceding fiscal year and (ii) an amount determined by the Company's Board of Directors. The Company ceased granting awards under the 2014 Plan during the fiscal year ended January 31, 2020, and all shares that remained available for issuance under the 2014 Plan were transferred to the 2019 Plan prior to the closing of the IPO. Additionally, the number of shares available under the 2019 Plan shall be increased by the number of shares outstanding under the 2014 Plan that expire, terminate or are canceled without having been exercised or settled in full. The 2014 Plan governs outstanding awards granted prior to the adoption of the 2019 Plan.

RSUs vest upon the satisfaction of a time-based condition. RSUs are generally earned over a service period of four years. For RSUs granted to the non-employee members of the Board of Directors, some vest in less than a year, some annually, and some over three years. The compensation expense related to these awards is based on the grant date fair value of the RSUs and is recognized on a ratable basis over the applicable service period.

As of January 31, 2026, the Company had stock options outstanding under the 2014 Plan, and stock options and RSUs outstanding under the 2019 Plan.

***Stock Options***

Stock option activity for the fiscal year ended January 31, 2026 was as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (In thousands) |
|---|---|---|---|---|
| Outstanding, January 31, 2025 | 811,602 | $ 7.22 | 2.27 | $ 21,742 |
| Expired or forfeited | (1,627) | 14.70 | | |
| Exercised | (329,334) | 5.96 | | 6,258 |
| Outstanding, January 31, 2026 | 480,641 | $ 8.06 | 1.56 | $ 6,393 |
| Exercisable, January 31, 2026 | 480,641 | $ 8.06 | 1.56 | $ 6,393 |
| Fully vested or expected to vest, January 31, 2026 | 480,641 | $ 8.06 | 1.56 | $ 6,393 |

The total intrinsic value of options exercised during the fiscal years ended January 31, 2024, 2025, and 2026 was $19.0 million, $10.9 million, and $6.3 million, respectively. Aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the estimated fair value of the Company's common stock at the time such option are exercised. This intrinsic value changes based on changes in the fair value of the Company's underlying stock.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

*Restricted Stock Units*

RSU activity during the fiscal year ended January 31, 2026 was as follows:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested, January 31, 2025 | 6,105,459 | $ 32.78 |
| Granted | 3,824,531 | 24.81 |
| Vested | (2,358,533) | 33.32 |
| Forfeited | (1,146,329) | 30.65 |
| Nonvested, January 31, 2026 | 6,425,128 | $ 28.01 |

The weighted average grant date fair value for RSUs granted during the fiscal years ended January 31, 2024, 2025, and 2026 was $25.65, $33.65, and $24.81, respectively.

The total fair value of RSUs vested for the fiscal years ended January 31, 2024, 2025, and 2026 was $48.2 million, $60.8 million, and $78.6 million, respectively.

As of January 31, 2026, total unrecognized compensation expense related to nonvested RSUs was $130.1 million, adjusted for estimated forfeitures, based on the estimated fair value of the Company's common stock at the time of grant. That cost is expected to be recognized over a weighted average period of 2.71 years.

In the fourth quarter of fiscal 2026, we announced our Executive Chairman of the Board was transitioning to a non-employee director and Chairman of the Board beginning on February 1, 2026, which resulted in a modification to certain nonvested equity awards. In connection with this transition, the Company recognized incremental stock-based compensation expense related to nonvested RSUs of $4.6 million in fiscal 2026. In addition, an executive departed from their position, and we modified certain nonvested equity awards, resulting in incremental stock-based compensation expense related to nonvested RSUs of $0.4 million. The incremental expense associated with these modifications was recognized in general and administrative expenses on the Company's consolidated statement of operations in fiscal 2026.

*Employee Stock Purchase Plan*

In July 2020, the Board of Directors adopted and stockholders approved the ESPP, which became effective immediately prior to the closing of the IPO. The ESPP includes two components, one component is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code (the "Code") and a component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code. The ESPP initially reserved and authorized the issuance of up to a total of 1,800,000 shares of common stock to participating employees. The aggregate number of shares of the Company's common stock under the ESPP will automatically increase on the first day of each fiscal year, beginning with the first fiscal year ending January 31, 2022 and continuing until the fiscal year ended January 31, 2031, by an amount equal to the lesser of (i) 1% of the shares of the Company's common stock issued and outstanding on January 31 of the immediately preceding fiscal year, (ii) 1,800,000 shares of the Company's common stock or (iii) an amount determined by the Board of Directors. As of January 31, 2026, 6,459,790 shares of common stock remain available for grant under the ESPP.

The ESPP permits employees to purchase the Company's common stock through payroll deductions during six month offerings. The offering periods begin each January 1 and July 1, or such other period determined by the compensation committee. Eligible employees will purchase the shares at a price per share equal to the lesser of (i) 85% of the fair market value of a share of the Company's common stock on the first business day of such offering period and (ii) 85% of the fair market value of a share of the Company's

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to terms of the ESPP.

The first offering period for the ESPP began on July 1, 2021 and ended on December 31, 2021. Thereafter, offering periods will begin on January 1 and July 1.

The fair value of ESPP shares is estimated at the date of grant using the Black-Scholes option valuation model based on assumptions as follows for ESPP awards:

*Expected life.* The expected life reflects the period for which the Company believes the ESPP will remain outstanding. The expected term for the ESPP award approximates the offering period of six months.

*Expected volatility.* The expected volatility is based on the historical volatility of the Company's common stock.

*Expected dividends.* The expected dividend yield is zero as the Company has not and does not expect to pay dividends.

*Risk-free interest rate.* The risk-free interest rate reflects the U.S. Treasury yield for a similar expected life instrument in effect at the time of the grant of the ESPP share.

The assumptions utilized for the ESPP shares for the fiscal years ended January 31, 2024, 2025, and 2026 were as follows:

|  | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2025 | 2026 |
| Expected life (in years) | 0.50 | 0.50 | 0.50 |
| Expected volatility | 38.70% - 61.86% | 38.70% - 40.74% | 39.41% - 46.91% |
| Expected dividends | 0.00% | 0.00% | 0.00% |
| Risk-free interest rate | 4.77% - 5.53% | 4.25% - 5.37% | 3.58% - 4.29% |

As of January 31, 2026, total unrecognized compensation expense related to the ESPP was $0.6 million. That cost is expected to be recognized over the remaining term of the offering period that began on January 1, 2026 and will end on June 30, 2026.

***Stock-Based Compensation Expense***

Total stock-based compensation expense included in our consolidated statements of operations were as follows:

|  | Fiscal Year Ended January 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | 2024 | | 2025 | | 2026 | |
| Cost of subscription revenues | $ | 1,847 | $ | 2,891 | $ | 3,123 |
| Cost of professional services and other revenues | | 9,369 | | 11,977 | | 12,373 |
| Sales and marketing | | 15,417 | | 17,016 | | 14,307 |
| Research and development | | 15,942 | | 17,416 | | 15,835 |
| General and administrative | | 15,460 | | 22,292 | | 28,246 |
| Total stock-based compensation expense | $ | 58,035 | $ | 71,592 | $ | 73,884 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

### Note 9. Income Taxes

The components of income (loss) before income taxes by domestic and foreign jurisdictions were as follows:

| | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| United States | $ (61,994) | $ (26,326) | $ (8,285) |
| Foreign | 20,058 | (9,234) | 14,992 |
| Income (loss) before income taxes | $ (41,936) | $ (35,560) | $ 6,707 |

The components of the income tax provision (benefit) consisted of the following:

| | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| Current: | | | |
| Federal | $ — | $ 498 | $ 186 |
| State | 489 | 487 | 637 |
| Foreign | 3,441 | 3,622 | 2,368 |
| Total current | 3,930 | 4,607 | 3,191 |
| Deferred: | | | |
| Federal | 819 | (2,870) | (959) |
| State | 629 | (1,200) | 494 |
| Foreign | (3,788) | (3,048) | (5,722) |
| Total deferred | (2,340) | (7,118) | (6,187) |
| Total income tax provision (benefit) | $ 1,590 | $ (2,511) | $ (2,996) |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

A reconciliation of the income tax (provision) benefit to the amount computed by applying the 21% statutory U.S. federal income tax rate to loss before income taxes for years prior to the adoption of ASU 2023-09 is as follows:

| | Fiscal Year Ended January 31, | |
|---|---|---|
| | 2024 | 2025 |
| Income taxes at statutory rate | 21.0 % | 21.0 % |
| State income tax (provision) benefit, net of federal impact | (2.7) | 1.6 |
| Tax credits | 23.9 | 9.7 |
| Changes in valuation allowance | (10.5) | 7.7 |
| Federal return to provision | (19.7) | 1.3 |
| Foreign rate differential | (1.7) | 1.2 |
| Other | 0.2 | (1.0) |
| Stock-based compensation | (1.0) | (1.3) |
| Nondeductible expenses | (1.0) | (1.3) |
| Deferred adjustments | 0.0 | (1.5) |
| Effects of non-U.S. operations | (0.5) | (1.6) |
| GILTI inclusion | (6.8) | (2.2) |
| Transaction costs | 0.0 | (3.1) |
| Executive compensation | (5.0) | (8.2) |
| Uncertain tax positions | 0.0 | (15.2) |
| | (3.8)% | 7.1 % |

# nCino, Inc.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (In thousands, except share and per share amounts and unless otherwise indicated)

A reconciliation of the income tax benefit to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

| | Fiscal Year Ended January 31, | |
| --- | --- | --- |
| | 2026 | |
| | ($ in thousands) | % |
| U.S. Federal Statutory Tax Rate | $ 1,408 | 21.0 % |
| State and Local Income Tax, net of federal (national) income tax effect[1] | 282 | 4.2 |
| Foreign Tax Effects | | |
| United Kingdom | | |
| Return to provision | (4,107) | (61.2) |
| Changes in valuation allowance | (2,739) | (40.8) |
| Other | 533 | 7.9 |
| Canada | 529 | 7.9 |
| Other foreign jurisdictions | (923) | (13.8) |
| Effect of cross-border tax laws | | |
| Effects of non-U.S. operations | 734 | 10.9 |
| Tax credits | | |
| Research and development credits | (2,500) | (37.3) |
| Changes in valuation allowances | (1,357) | (20.2) |
| Nontaxable or nondeductible items | | |
| Executive compensation | 2,952 | 44.0 |
| Stock-based compensation | 2,356 | 35.1 |
| Other | 359 | 5.4 |
| Changes in unrecognized tax benefits | 926 | 13.8 |
| Other adjustments | | |
| Return to provision | (1,559) | (23.2) |
| Other | 110 | 1.6 |
| Total | $ (2,996) | (44.7)% |

[1] State taxes in Minnesota and Texas made up the majority (greater than 50%) of the tax effect in this category.

(In thousands, except share and per share amounts and unless otherwise indicated)

Significant components of the Company's net deferred tax assets and liabilities were as follows:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| Deferred tax assets: | | |
| Net operating losses | $ 118,820 | $ 131,336 |
| Research and development | 48,056 | 40,662 |
| Tax credits | 17,104 | 21,689 |
| Financing obligations and lease liabilities | 16,591 | 15,079 |
| Equity compensation | 11,108 | 9,637 |
| Reserves and accruals | 4,747 | 5,030 |
| Other | 1,587 | 2,329 |
| Total deferred tax assets | 218,013 | 225,762 |
| Less valuation allowance | (160,289) | (151,661) |
| Total deferred tax assets, net of valuation allowances | 57,724 | 74,101 |
| Deferred tax liabilities: | | |
| Intangible assets | (38,429) | (39,903) |
| Depreciation | (13,522) | (12,964) |
| Contract acquisition costs | (9,254) | (11,889) |
| Lease asset | (4,048) | (3,154) |
| Deferred revenue | (121) | (789) |
| Total deferred tax liabilities | (65,374) | (68,699) |
| Net deferred tax assets (liabilities) | $ (7,650) | $ 5,402 |

The Company's net deferred tax asset (liabilities) were adjusted during fiscal 2026 to include $7.3 million of net deferred tax liabilities related to business combinations.

Net deferred tax asset (liabilities) were included in the consolidated balance sheets as follows:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| Long-term prepaid expenses and other assets | $ 6,201 | $ 12,422 |
| Deferred income taxes, noncurrent | (13,851) | (7,020) |
| Net deferred tax asset (liabilities) | $ (7,650) | $ 5,402 |

The Company continually assesses the realizability of its deferred tax assets based on an evaluative process that considers all available positive and negative evidence. The Company has established a valuation allowance in the amount of $160.3 million and $151.7 million as of January 31, 2025 and 2026, respectively, because the Company believes it is more likely than not that the deferred tax assets in jurisdictions excluding several foreign jurisdictions will not be realized.

We continue to maintain a valuation allowance against our deferred tax assets in several jurisdictions, including the U.S. and U.K. Management determines when a valuation allowance should be recorded, utilizing significant judgment and the use of estimates. Through acquisitions, the Company recorded a net U.S. deferred tax liability mostly related to identifiable intangible assets, reducing the valuation allowance in

(In thousands, except share and per share amounts and unless otherwise indicated)

the United States by $2.0 million. Additionally, the Company reduced the valuation allowance in the United Kingdom by $2.8 million due to the ability to utilize acquired deferred tax attributes as part of corporate reorganizations related to foreign acquisitions during the Company's fiscal 2026.

For the fiscal years ended January 31, 2024, 2025, and 2026, the valuation allowance increased (decreased) by $9.9 million, $12.0 million, and $(8.6) million, respectively.

The Company maintains its assertion of the Company's intent for certain foreign earnings to be indefinitely reinvested. As of January 31, 2026, the Company has not recorded taxes on approximately $37.4 million of cumulative undistributed earnings of the Company's non-U.S. subsidiaries. The Company generally does not provide for taxes related to the Company's undistributed earnings because such earnings either would not be taxable when remitted or they are indefinitely reinvested. If in the foreseeable future, the Company can no longer demonstrate that these earnings are indefinitely reinvested, a tax liability will be recognized, which could include other taxes such as withholding tax. The determination of the amount of the unrecognized tax liability is directly influenced by the Company's net operating income (loss) and valuation allowance position in the U.S. If the Company were to repatriate the undistributed earnings, the tax liability is $0.9 million.

The net operating loss and tax credit carryforwards as of January 31, 2026 were as follows:

| | As of January 31, 2026 | First Fiscal Year Expiring |
|---|---|---|
| Federal net operating loss carryforwards[1] | 394,556 | None |
| State net operating loss carryforwards[1] | 249,245 | 2027 |
| State net operating loss carryforwards[1] | 100,836 | None |
| Foreign net operating loss carryforwards | 8,827 | 2031 |
| Foreign net operating loss carryforwards[1] | 115,776 | None |
| Federal tax credit carryforwards[1] | 17,650 | 2037 |
| State tax credit carryforwards | 6,815 | 2032 |

[1] The Company acquired a portion of these carryforwards through mergers and acquisitions. These acquired carryforwards will be subject to limitations which could limit the Company's utilization in future periods.

In 2021, the Organization of Economic Cooperation and Development introduced its Pillar Two Framework Model Rules ("Pillar 2"). The Company is under the revenue threshold where Pillar 2 would not apply and is not subject to tax under these rules. The Company will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

On July 4, 2025, H.R. 1, the One Big Beautiful Bill Act, was signed into law. This legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in the Company's fiscal 2026, including the restoration of immediate expensing of domestic research and development expenditures, more favorable rules for determining limitations on deductions for interest expense, and reinstatement of accelerated fixed asset depreciation. These changes were reflected in the income tax provision during the second quarter of the Company's fiscal 2026 and did not result in material changes to the Company's tax position.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

A reconciliation of the gross beginning and ending balance of total unrecognized tax benefits is as follows:

| | Fiscal Year Ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | 2025 | | 2026 | |
| Balance, beginning of period | $ | — | $ | — | $ | 6,692 |
| Additions for current year tax positions | | — | | 1,094 | | 951 |
| Additions for prior year tax positions | | — | | 4,357 | | 815 |
| Additions for current year acquisitions | | — | | 1,241 | | 10 |
| Balance, end of period | $ | — | $ | 6,692 | $ | 8,468 |

As of January 31, 2026, gross unrecognized tax benefits related to uncertain tax positions were $8.5 million. The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate would be $2.0 million for the year ended January 31, 2026.

The Company's policy for classifying interest and penalties with unrecognized tax benefits is to include such items in income tax expense. The total amount of interest and penalties associated with unrecognized tax benefits is $1.8 million for the year ended January 31, 2026.

The Company is subject to taxation in the U.S. federal and various state and foreign jurisdictions. As of January 31, 2026, the Company is no longer subject to U.S. federal and state examinations by tax authorities for tax years prior to 2022. However, amounts reported as net operating losses and tax credit carryforwards from these tax periods remain subject to review by most tax authorities.

**Cash Taxes Paid**

We adopted ASU 2023-09 on a prospective basis for the fiscal year ended January 31, 2026 and have included the following table as a result of our adoption, which presents income taxes paid (net of refunds received) for the fiscal year ended January 31, 2026:

| | | |
|---|---|---|
| Federal | $ | 123 |
| State | | 591 |
| Foreign | | |
| New Zealand | | 1,542 |
| Canada | | 1,023 |
| United Kingdom | | 562 |
| Germany | | 424 |
| Other | | 102 |
| Total | $ | 4,367 |

Cash paid for taxes, net of refunds, for the fiscal years ended January 31, 2024 and 2025, was $3.2 million and $3.6 million, respectively.

(In thousands, except share and per share amounts and unless otherwise indicated)

## Note 10. Defined Contribution Plan

The Company has a 401(k) plan for its employees in the United States who meet the plan requirements. The Company, at its discretion, may make matching contributions. Employees are immediately vested in their contributions. The Company also has a Registered Retirement Savings Plan covering all eligible employees in Canada. Employer contributions for the fiscal years ended January 31, 2024, 2025, and 2026 were $3.3 million, $5.4 million, and $5.3 million, respectively.

## Note 11. Leases

### *Operating Leases*

The Company leases its facilities and a portion of its equipment under various non-cancelable agreements, which expire at various times through December 2034, some of which include options to extend for up to one year. See Note 16 "Restructuring" regarding lease terminations in connection with the 2023 and 2026 Restructuring Plans.

The components of lease expense were as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| Operating lease expense | $ 4,940 | $ 5,575 | $ 5,026 |
| Variable lease expense | 1,979 | 2,581 | 2,650 |
| Short-term lease expense | 451 | 272 | 218 |
| Sublease income | — | (382) | (174) |
| Total lease expense | $ 7,370 | $ 8,046 | $ 7,720 |

Supplemental cash flow information related to operating leases was as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| Cash paid for amounts included in the measurement of operating lease liabilities | $ 4,489 | $ 4,400 | $ 5,137 |
| Operating right-of-use assets obtained in exchange for operating lease liabilities | 13,152 | 3,349 | 1,724 |
| Operating right-of-use assets and operating lease liabilities reductions related to operating lease terminations or modifications | 115 | 1,995 | 2,102 |

The weighted-average remaining lease term and weighted-average discount rate for the Company's operating lease liabilities as of January 31, 2026 were 6.99 years and 6.8%, respectively.

(In thousands, except share and per share amounts and unless otherwise indicated)

Future minimum lease payments as of January 31, 2026 were as follows:

| | Operating Leases |
|---|---|
| Fiscal 2027 | $ 4,593 |
| Fiscal 2028 | 2,516 |
| Fiscal 2029 | 1,845 |
| Fiscal 2030 | 1,346 |
| Fiscal 2031 | 446 |
| Thereafter | 6,857 |
| Total lease liabilities | 17,603 |
| Less: imputed interest | (3,626) |
| Total lease obligations | 13,977 |
| Less: current obligations | (4,229) |
| Long-term lease obligations | $ 9,748 |

## Note 12. Revolving Credit Facility

### *2022 Credit Agreement*

On February 11, 2022, the Company entered into a Credit Agreement (the "2022 Credit Agreement"), by and among the Company, nCino OpCo (the "Borrower"), certain subsidiaries of the Company as guarantors, and Bank of America, N.A. as lender (the "Lender"), pursuant to which the Lender provided to the Borrower a senior secured revolving credit facility of up to $50.0 million (the "2022 Credit Facility") which was increased to $100.0 million on March 17, 2024.

Borrowings under the 2022 Credit Facility accrued interest, at the Borrower's option, at: (i) a base rate equal to the greatest of (a) the Lender's "prime rate," (b) the federal funds rate plus 0.50%, and (c) the Term SOFR rate plus 1.00% (provided that the base rate shall not be less than 0.00%), plus a margin of 1.3125%; or (ii) the Term SOFR rate (provided that the Term SOFR shall not be less than 0.00%), plus a margin of 2.3125%, in each case with such margin subject to a step-down based on achievement of a certain leverage ratio. The Company was also required to pay an unused commitment fee to the Lender of 0.30% of the average daily unutilized commitments (with a step-down based on achievement of a certain leverage ratio). The Company was also required to pay customary letter of credit fees.

On October 28, 2024, the Company terminated the 2022 Credit Agreement and entered into a new Credit Agreement (the "2024 Credit Agreement"), by and among the Company, nCino OpCo, Inc. (the "Borrower"), certain subsidiaries of the Company as guarantors, the lenders party thereto (the "Lenders") and Bank of America, N.A. as administrative agent (the "Agent").

### *2024 Credit Agreement*

The 2024 Credit Agreement includes a senior secured revolving credit facility of up to $250.0 million (the "2024 Credit Facility") with a maturity date of October 28, 2029. The 2024 Credit Facility includes borrowing capacity available for letters of credit subject to a sublimit of $45.0 million. Any issuances of letters of credit will reduce the amount available under the 2024 Credit Facility.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

Borrowings under the 2024 Credit Facility bear interest, at the Borrower's option, at: (i) a base rate equal to the greatest of (a) the Agent's "prime rate," (b) the federal funds rate plus 0.50%, and (c) the Term SOFR rate plus 1.00% (provided that the base rate shall not be less than 0.00%), plus a margin of 1.00%; or (ii) the Term SOFR rate (provided that the Term SOFR shall not be less than 0.00%), plus a margin of 2.00%, in each case with such margin subject to step-ups based on certain leverage ratios. The Company is also required to pay an unused commitment fee to the Lenders of 0.25% of the average daily unutilized commitments (with step-ups based on certain leverage ratios). The Company must also pay customary letter of credit fees.

The Company may repay amounts borrowed at any time without penalty. Borrowings under the 2024 Credit Facility may be reborrowed.

The 2024 Credit Agreement contains representations and warranties, affirmative, negative, and financial covenants, and events of default that are customary for loans of this type. The financial covenants require the Company and its subsidiaries on a consolidated basis to maintain (i) a Consolidated Total Leverage Ratio not in excess of 4.00:1.00 as of the end of any fiscal quarter, and (ii) a Consolidated Interest Coverage Ratio not less than 3.00:1.00 as of the end of any fiscal quarter, in each case, commencing with the fiscal quarter ended January 31, 2025.

The 2024 Credit Facility is guaranteed by the Company and each of its current and future material domestic subsidiaries (the "Guarantors") and secured by substantially all of the personal property, subject to customary exceptions, of the Borrower and the Guarantors, in each case, now owned or later acquired, including a pledge of all of the Borrower's capital stock, the capital stock of all of the Company's domestic subsidiaries, and 65% of the capital stock of foreign subsidiaries that are directly owned by the Borrower or a Guarantor.

### *Debt Issuance Costs*

As of January 31, 2025 and 2026, unamortized debt issuance costs were $1.4 million and $1.1 million, respectively, and are included in long-term prepaid expenses and other assets.

### *Credit Outstanding and Available Borrowing Capacity*

The Company had $166.0 million and $213.5 million outstanding as of January 31, 2025 and 2026, respectively. The Company had no letters of credit issued under the 2024 Credit Facility and was in compliance with all covenants as of January 31, 2025 and 2026. As of January 31, 2026, the applicable interest rate was 5.68%. The available borrowing capacity under the 2024 Credit Facility was $36.5 million as of January 31, 2026.

### Note 13. Commitments and Contingencies

In addition to the operating lease commitments described in Note 11 "Leases," the Company has additional contractual commitments as described further below.

### *Purchase Commitments*

The Company's purchase commitments consist of non-cancelable agreements to purchase goods and services, primarily licenses and hosting services, entered into in the ordinary course of business.

(In thousands, except share and per share amounts and unless otherwise indicated)

***Financing Obligations***

The Company's financing obligations consist of leases for the Company's headquarters and parking deck in which the Company is deemed the owner of for accounting purposes. The assets and corresponding financing obligation are included in property and equipment, net and financing obligations on the consolidated balance sheets. During fiscal 2026, the terms of the leases were amended to expire in October 2039 with options to extend and the purchase option was extended and will expire if not exercised on or before November 30, 2028.

The leases will be analyzed for applicable lease accounting upon expiration of the purchase option, if not exercised.

Purchase commitments and future minimum lease payments required under financing obligations as of January 31, 2026 were as follows:

| | Purchase commitments | Financing obligations - leased facility |
|---|---|---|
| Fiscal 2027 | $ 86,486 | $ 4,257 |
| Fiscal 2028 | 78,161 | 4,363 |
| Fiscal 2029 | 1,138 | 4,136 |
| Fiscal 2030 | — | — |
| Fiscal 2031 | — | — |
| Thereafter | — | — |
| Total | $ 165,785 | $ 12,756 |
| Residual financing obligations and assets | | 48,053 |
| Less: amount representing interest | | (9,591) |
| Financing obligations | | $ 51,218 |

A portion of the associated lease payments are recognized as interest expense and the remainder reduces the financing obligations. The weighted-average discount rate for the Company's financing obligations as of January 31, 2026 was 6.8%.

***Indemnification***

In the ordinary course of business, the Company generally includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, and the Company's directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. The Company has not accrued any material liabilities related to such obligations in the accompanying consolidated financial statements.

***Legal Proceedings***

From time to time, the Company is involved in legal proceedings or is subject to claims arising in the ordinary course of business. In the opinion of management, however, there are no proceedings or claims pending against the Company that we believe are likely to have a material adverse effect on the Company.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

*Other Commitments and Contingencies*

The Company may be subject to audits related to its non-income taxes by tax authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. The Company accrues for any assessments if deemed probable and estimable.

**Note 14. Related-Party Transactions**

On November 1, 2022, the Company's wholly-owned subsidiary, nCino OpCo, acquired preferred shares of ZestFinance, Inc. (d/b/a ZEST AI) ("Zest AI"), a private company, which is included in investments on the Company's consolidated balance sheets for $2.5 million and $— million as of January 31, 2025 and 2026, respectively. The investment was considered a related party transaction as entities affiliated with Insight Partners, a beneficial owner of the Company as of November 1, 2022, owned greater than ten percent of Zest AI.

During the first quarter of fiscal year 2026, we sold all of our shares in Zest AI and recorded a realized gain of $1.2 million. At the time of this transaction, Zest AI was no longer considered a related party.

**Note 15. Basic and Diluted Net Income (Loss) per Share**

Basic net income (loss) per share is computed by dividing net income (loss) attributable to nCino, Inc. by the weighted-average number of common shares outstanding for the fiscal period, net of treasury stock. Diluted net income (loss) per share is computed by giving effect to all potential weighted-average dilutive common stock, including stock options issued and outstanding, nonvested RSUs issued and outstanding, and shares issuable pursuant to the ESPP. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. There is no difference between the basic and diluted net income (loss) per share when there is a net loss because inclusion of potentially issuable shares would be anti-dilutive.

The components of basic and diluted net income (loss) per share for periods presented are as follows (in thousands, except share and per share data):

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| **Basic net income (loss) per share:** | | | |
| Numerator | | | |
| Net income (loss) attributable to nCino, Inc. | $ (42,346) | $ (37,878) | $ 5,180 |
| Denominator | | | |
| Weighted-average common shares outstanding, basic | 112,672,397 | 115,162,175 | 112,883,703 |
| Basic net income (loss) per share attributable to nCino, Inc. | $ (0.38) | $ (0.33) | $ 0.05 |

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| **Diluted net income (loss) per share:** | | | |
| Numerator | | | |
| Net income (loss) attributable to nCino, Inc. | $ (42,346) | $ (37,878) | $ 5,180 |
| Denominator | | | |
| Weighted-average common shares outstanding, basic | 112,672,397 | 115,162,175 | 112,883,703 |
| Effect of diluted stock options, nonvested RSUs, and shares of common stock issuable under the ESPP | — | — | 1,462,864 |
| Weighted-average common shares outstanding, diluted | 112,672,397 | 115,162,175 | 114,346,567 |
| Diluted net income (loss) per share attributable to nCino, Inc. | $ (0.38) | $ (0.33) | $ 0.05 |

The following potential outstanding common stock were excluded from the diluted net income (loss) per share computation because the effect would have been anti-dilutive:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| Stock options issued and outstanding | 1,212,704 | 811,602 | 480,641 |
| Nonvested RSUs issued and outstanding | 5,626,125 | 6,105,459 | 6,425,128 |
| Shares issuable pursuant to the ESPP | 105,227 | 106,440 | — |

## Note 16. Restructuring

### 2023 Restructuring Plan

In the fourth quarter of fiscal 2023, the Company announced a workforce reduction of approximately 7% and office space reductions in certain markets (collectively, the "2023 Restructuring Plan") in furtherance of its efforts to improve operating margins and advance the Company's objective of profitable growth.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

Lease termination costs were accounted for in accordance with ASC 842, Leases. During fiscal 2023, the Company paid to exercise an early termination clause to exit a facility during fiscal 2024, which was accounted for as a lease modification.

The Company's restructuring charges under the 2023 Restructuring Plan were for expenses that reduced operating lease right-of-use assets on the consolidated balance sheets and were as follows:

| | Fiscal Year Ended January 31, |
| --- | --- |
| | 2024 |
| Cost of subscription revenues | $ 51 |
| Cost of professional services and other revenues | 118 |
| Sales and marketing | 100 |
| Research and development | 352 |
| General and administrative | 6 |
| Total | $ 627 |

The Company had no restructuring charges for the fiscal year ended January 31, 2025.

### 2026 Restructuring Plan

In the second quarter of fiscal 2026, the Company announced a workforce reduction of approximately 7% and office space reductions in certain markets (collectively, the "2026 Restructuring Plan") in furtherance of its efforts to improve operational efficiencies. The Company substantially completed the 2026 Restructuring Plan during the second quarter of fiscal 2026.

Our restructuring costs consist primarily of severance and termination benefits, exit costs and asset write-offs. Severance costs generally include severance payments, outplacement services, health insurance coverage, and employer tax liabilities. Exit costs primarily consist of a lease exit costs and contract termination costs. Lease termination costs include $1.7 million in lease termination payments, offset by a $0.6 million gain from the derecognition of operating lease right-of-use assets and operating lease liabilities.

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

The Company's restructuring charges under the 2026 Restructuring Plan were as follows:

| | Fiscal Year Ended January 31, 2026 | | | |
| | Severance Costs | Exit Costs | Asset Write-offs | Total |
|---|---|---|---|---|
| Cost of subscription revenues | $ 422 | $ 53 | $ 17 | $ 492 |
| Cost of professional services and other revenues | 534 | 139 | 46 | 719 |
| Sales and marketing | 1,274 | 128 | 42 | 1,444 |
| Research and development | 3,710 | 221 | 73 | 4,004 |
| General and administrative | 1,071 | 1,192 | 1,155 | 3,418 |
| Total | $ 7,011 | $ 1,733 | $ 1,333 | $ 10,077 |

The activity of the 2026 Restructuring Plan liabilities was as follows:

| | |
|---|---|
| Balance at January 31, 2025 | $ — |
| Charges incurred | 10,077 |
| Cash payments | (8,542) |
| Non-cash items | (674) |
| Balance at January 31, 2026 | $ 861 |

2026 Restructuring Plan liabilities are included in our consolidated balance sheets as follows:

| | As of January 31, 2026 |
|---|---|
| Included in accrued expenses and other current liabilities | $ 553 |
| Included in other long-term liabilities | 308 |
| Total | $ 861 |

**nCino, Inc.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(In thousands, except share and per share amounts and unless otherwise indicated)**

**Note 17. Segment Information**

The Company's CODM is the Company's Chief Executive Officer, who reviews financial information on a consolidated basis. The Company brings together people and data to enable financial institutions to enhance strategic decision-making, risk management, and customer satisfaction through the selection of intelligent solutions provided by the nCino Platform. As such, the Company has one operating and reportable segment. The CODM uses consolidated net income (loss) in deciding how to make operating decisions, allocate resources, and assess performance, including whether to reinvest profits into the segment or into other parts of the entity, such as for acquisitions.

The following table presents selected financial information that is provided to our CODM:

| | Fiscal Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| Revenues | $ 476,543 | $ 540,657 | $ 594,781 |
| Less: | | | |
| Adjusted cost of revenues[1] | 163,449 | 182,887 | 197,328 |
| Adjusted sales and marketing expense[2] | 94,440 | 94,190 | 104,592 |
| Adjusted research and development expense[3] | 101,017 | 111,110 | 106,478 |
| Adjusted general and administrative expense[4] | 55,858 | 56,305 | 56,972 |
| Interest income | (2,567) | (1,761) | (1,429) |
| Interest expense | 4,135 | 8,763 | 17,457 |
| Adjusted other (income) expense, net[5] | (54) | 117 | (1,797) |
| Other segment items[6] | 102,201 | 124,606 | 108,473 |
| Income tax provision (benefit) | 1,590 | (2,511) | (2,996) |
| Net income (loss) | $ (43,526) | $ (33,049) | $ 9,703 |

[1] Cost of revenue, net in the consolidated statements of operations, adjusted to exclude amortization of intangible assets, stock-based compensation expense, and restructuring and related charges, if any.

[2] Sales and marketing expense, net in the consolidated statements of operations, adjusted to exclude amortization of intangible assets, stock-based compensation expense, transaction-related expenses, and restructuring and related charges, if any.

[3] Research and development expense, net in the consolidated statements of operations, adjusted to exclude stock-based compensation expense, transaction-related expenses, and restructuring and related charges, if any.

[4] General and administrative expense, net in the consolidated statements of operations, adjusted to exclude stock-based compensation expense, transaction-related expenses, certain litigation expenses, and restructuring and related charges, if any.

[5] Beginning in the first quarter of fiscal 2026, other (income) expense, net in the consolidated statements of operations, adjusted to exclude intercompany foreign currency exchange gains or losses from the remeasurement of intercompany loans and transactions that are denominated in currencies other than the underlying functional currency of the applicable entity. Prior period amounts have been recast to conform to the current presentation.

[6] Other segment items are the adjustments described in the notes above.

(In thousands, except share and per share amounts and unless otherwise indicated)

Revenues by geographic region were as follows:

| | Fiscal Year Ended January 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| United States | $ 387,201 | $ 424,432 | $ 463,261 |
| United Kingdom | 41,894 | 56,517 | 72,755 |
| Other | 47,448 | 59,708 | 58,765 |
| | $ 476,543 | $ 540,657 | $ 594,781 |

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different from the region of the customer. For the fiscal years ended January 31, 2024, 2025, and 2026, only the United Kingdom, in addition to the United States, represented 10% or more of total revenues for the periods presented.

Long-lived assets, which consist of property and equipment, net and operating lease ROU assets, net by geographic region were as follows:

| | As of January 31, | |
|---|---|---|
| | 2025 | 2026 |
| United States | $ 79,115 | $ 70,013 |
| United Kingdom | 9,760 | 16,587 |
| Other | 2,104 | 1,694 |
| | $ 90,979 | $ 88,294 |

**Note 18. Subsequent Events**

On March 30, 2026, the Company entered into an Incremental Facility Amendment (the "First Amendment") to the 2024 Credit Agreement. Pursuant to the First Amendment, the Lenders are providing to nCino OpCo, Inc. (the "Borrower") a senior secured incremental term loan of $200.0 million (the "Term Loan"), which matures on October 28, 2029. The Term Loan requires scheduled quarterly principal payments of $2.5 million, with the remaining balance due at maturity. The Term Loan may be voluntarily prepaid at any time without penalty; however, any repaid amounts may not be reborrowed. The interest rate terms, guarantee structure, collateral provisions, and financial covenants applicable to the Term Loan are consistent with those governing the 2024 Credit Facility, as described in Note 12 "Revolving Credit Facility". The proceeds will be used to reduce a portion of the outstanding balance on our revolving credit facility and to finance an accelerated share repurchase program discussed below. See Form 8-K filed on March 31, 2026 for additional information.

On March 31, 2026, the Company entered into an Accelerated Share Repurchase ("ASR") agreement with Wells Fargo Bank, N.A., authorized by the Board of Directors, for $100.0 million. The initial delivery of shares for the full purchase price of $100.0 million will represent approximately 80% of the total shares to be repurchased, based on the closing price of nCino's common stock on March 31, 2026. The final number of shares to be repurchased will be determined generally by the volume-weighted average price of nCino's common stock during the term of the transaction, less a discount and subject to adjustments. Final settlement is expected to occur in the second quarter of fiscal 2027. See Form 8-K filed on March 31, 2026 for additional information.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures at January 31, 2026, the last day of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, at January 31, 2026, our disclosure controls and procedures were effective at the reasonable assurance level.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2026 based on the guidelines established in the Internal Control–Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2026.

The effectiveness of our internal control over financial reporting as of January 31, 2026 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

**Changes in Internal Control over Financial Reporting**

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on the Effectiveness of Controls**

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

## Item 9B. Other Information

### *Securities Trading Plans of Directors and Executive Officers*

During the three months ended January 31, 2026, the following Section 16 officers or directors adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K, as follows:

On September 4, 2025, Sean Desmond, President and Chief Executive Officer, adopted a Rule 10b5-1 trading arrangement (the "Desmond Plan") providing for the sale from time to time of an aggregate of up to 218,269 shares of our common stock between December 5, 2025 and December 31, 2026, or earlier if all transactions under the trading arrangement are completed. On January 6, 2026, Mr. Desmond modified the Desmond Plan (the "Modified Desmond Plan"), terminating the original Desmond Plan on January 5, 2026. The Modified Desmond Plan provides for the potential sale of up to 203,605 shares of our common stock between April 6, 2026 and February 1, 2027, or earlier if all transactions under the trading arrangement are completed. The Modified Desmond Plan is intended to satisfy the affirmative defense in Rule 10b5-1(c).

On January 13, 2026, Pierre Naudé, Director, adopted a Rule 10b5-1 trading arrangement providing for the sale or gift from time to time of an aggregate of up to 266,667 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is from April 15, 2026 through December 4, 2026, or earlier if all transactions under the trading arrangement are completed.

On January 13, 2026, April Rieger, Chief Legal and Administrative Officer and Secretary, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 38,618 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is from June 1, 2026 through December 31, 2026, or earlier if all transactions under the trading arrangement are completed.

On January 15, 2026, Gregory D. Orenstein, Chief Financial Officer and Treasurer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 78,122 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is from June 1, 2026 through September 4, 2026, or earlier if all transactions under the trading arrangement are completed.

No other officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the fiscal quarter.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance**

The information required by this Item 10 is incorporated by reference from the sections entitled "*Proposal One: Election of Directors Named in this Proxy Statement*," "*Corporate Governance*," and "*Executive Officers*" from our Proxy Statement relating to our 2026 Annual Meeting of Shareholders which will be filed with the SEC within 120 days of the fiscal year ended January 31, 2026**.**

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

**Item 11. Executive Compensation**

The information required by this Item 11 is incorporated by reference from the sections entitled "*Compensation Discussion and Analysis*," "*Compensation Committee Report*," "*Executive Compensation,*" and "*Director Compensation*" from our Proxy Statement relating to our 2026 Annual Meeting of Shareholders which will be filed with the SEC within 120 days of the fiscal year ended January 31, 2026.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item 12 is incorporated by reference from the sections entitled "*Security Ownership of Certain Beneficial Owners and Management*" and "*Equity Compensation Plan Information*" from our Proxy Statement relating to our 2026 Annual Meeting of Shareholders which will be filed with the SEC within 120 days of the fiscal year ended January 31, 2026.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item 13 is incorporated by reference from the sections entitled "*Certain Relationships and Related Person Transactions*" and "*Director Independence*" from our Proxy Statement relating to our 2026 Annual Meeting of Shareholders which will be filed with the SEC within 120 days of the fiscal year ended January 31, 2026.

**Item 14. Principal Accountant Fees and Services**

The information required by this Item 14 is incorporated by reference from the sections entitled "*Principal Accountant Fees and Services*" and "*Pre-Approval Policy*" from our Proxy Statement relating to our 2026 Annual Meeting of Shareholders which will be filed with the SEC within 120 days of the fiscal year ended January 31, 2026.

# PART IV

## Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

   See Index to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

   The Financial Statement Schedules have been omitted because they are not required, not applicable, or the required information is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

   The exhibits listed in the Exhibit Index below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

## EXHIBIT INDEX

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
| --- | --- | --- | --- | --- | --- | --- |
| | | Form | File No. | Exhibit | Filing Date | |
| 3.1 | Amended and Restated Certificate of Incorporation | 8-K12B | 001-41211 | 3.1 | January 10, 2022 | |
| 3.2 | Amended and Restated Bylaws | 8-K | 001-41211 | 3.1 | November 29, 2022 | |
| 3.3 | Second Amended and Restated Certificate of Incorporation | 8-K | 001-41211 | 3.1 | June 24, 2024 | |
| 3.4 | Third Amended and Restated Certificate of Incorporation | 8-K | 001-41211 | 3.1 | June 20, 2025 | |
| 4.1 | Form of Common Stock Certificate | 10-K | 001-41211 | 4.1 | March 31, 2022 | |
| 4.2 | Description of Capital Stock | 10-K | 001-41211 | 4.11 | March 28, 2023 | |
| 10.1† | nCino, Inc. 2014 Omnibus Stock Ownership and Long Term Incentive Plan and related form agreements. | S-1 | 333-239335 | 10.1 | June 22, 2020 | |
| 10.2† | nCino, Inc. 2019 Amended and Restated Equity Incentive Plan and related form agreements. | S-1/A | 333-239335 | 10.2 | July 6, 2020 | |
| 10.3† | nCino, Inc. Employee Stock Purchase Plan. | S-1/A | 333-239335 | 10.3 | July 6, 2020 | |
| 10.4† | Amended and Restated Employment Agreement with Pierre Naudé. | S-1/A | 333-239335 | 10.4 | July 6, 2020 | |
| 10.5† | Amended and Restated Employment Agreement with Gregory D. Orenstein | 10-K | 001-41211 | 10.7 | March 28, 2023 | |
| 10.6† | Employment Agreement with April Rieger | 10-K | 001-41211 | 10.8 | March 28, 2023 | |
| 10.7† | Form of Indemnification Agreement entered into by and between nCino, Inc. and its directors and executive officers. | S-1/A | 333-239335 | 10.8 | July 6, 2020 | |

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
| | | Form | File No. | Exhibit | Filing Date | |
|---|---|---|---|---|---|---|
| 10.8† | Form of Assignment and Assumption Agreement entered into by and among nCino OpCo, Inc., nCino, Inc., and its directors and executive officers relating to each applicable Indemnification Agreement | 10-K | 001-41211 | 10.9 | March 31, 2022 | |
| 10.9† | Form of Assignment and Assumption Agreement entered into by and among nCino OpCo, Inc., nCino, Inc., and its executive officers relating to each applicable Executive Employment Agreement | 10-K | 001-41211 | 10.10 | March 31, 2022 | |
| 10.10++ | Partner Application Distribution Agreement by and between Salesforce and the Company, dated June 19, 2020, as amended. | S-1 | 333-239335 | 10.7 | June 22, 2020 | |
| 10.11 | Office Lease by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated November 29, 2020. | 8-K | 001-39380 | 10.1 | December 2, 2020 | |
| 10.12 | Amendment to Office Lease by and between Wilmington Investors LLC and nCino, Inc., dated November 25, 2020 | 8-K | 001-39380 | 10.2 | December 2, 2020 | |
| 10.13 | Agreement Regarding Exercise and Assignment of Purchase Option among nCino, Inc. and Cloud Real Estate Holdings, LLC, dated November 29, 2020 | 8-K | 001-39380 | 10.3 | December 2, 2020 | |
| 10.14 | First Amendment to Office Lease by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated January 27, 2021 | 10-K | 001-39380 | 10.12 | March 31, 2021 | |
| 10.15 | Lease by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated April 5, 2021 | 8-K | 001-39380 | 10.1 | April 7, 2021 | |
| 10.16 | Second Amendment to Office Lease by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated April 5, 2021 | 10-Q | 001-39380 | 10.1 | June 2, 2021 | |
| 10.17+ | Restrictive Covenant Agreement, dated as of November 16, 2021, by and among nCino, Inc. and the Insight Parties thereto | 8-K | 001-39380 | 10.1 | November 17, 2021 | |
| 10.18++ | Parking Deck Rent Adjustment Notice | 10-Q | 001-39380 | 10.2 | December 1, 2021 | |
| 10.19 | Credit Agreement by and among nCino, Inc., nCino OpCo, Inc., certain subsidiaries of nCino, Inc. as guarantors and Bank of America, N.A., dated February 11, 2022 | 8-K | 001-41211 | 10.1 | February 14, 2022 | |

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 10.20 | New Building Completion Notice | 10-Q | 001-41211 | 10.1 | November 30, 2022 | |
| 10.21 | First Amendment to Office Lease (New Building) by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated March 20, 2023 | 10-K | 001-41211 | 10.25 | March 28, 2023 | |
| 10.22 | Third Amendment to Office Lease (Existing Building) by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated March 20, 2023 | 10-K | 001-41211 | 10.26 | March 28, 2023 | |
| 10.23++ | Amendment to Partner Application Distribution Agreement by and between Salesforce and the Company, dated December 20, 2023 | 10-K | 001-41211 | 10.25 | March 26, 2024 | |
| 10.24 | First Amendment to Credit Agreement by and among nCino, Inc., nCino OpCo, Inc., certain subsidiaries of nCino, Inc. as guarantors and Bank of America, N.A., dated February 9, 2024 | 8-K | 001-41211 | 10.1 | February 13, 2024 | |
| 10.25 | Second Amendment to Credit Agreement by and among nCino, Inc., nCino OpCo, Inc., certain subsidiaries of nCino, Inc. as guarantors and Bank of America, N.A., dated March 17, 2024 | 8-K | 001-41211 | 10.1 | March 18, 2024 | |
| 10.26† | Amended and Restated Employment Agreement with Sean Desmond | 10-Q | 001-41211 | 10.4 | May 29, 2024 | |
| 10.27 | Credit Agreement by and among nCino, Inc., nCino OpCo, Inc., certain subsidiaries of nCino, Inc. as guarantors and Bank of America, N.A., dated October 28, 2024 | 8-K | 001-41211 | 10.1 | October 30, 2024 | |
| 10.28† | Amended and Restated Employment Agreement, Naudé | 8-K | 001-41211 | 10.1 | December 19, 2024 | |
| 10.29† | Amended and Restated Employment Agreement, Orenstein | 8-K | 001-41211 | 10.2 | December 19, 2024 | |
| 10.30† | Amended and Restated Employment Agreement, Desmond | 8-K | 001-41211 | 10.3 | December 19, 2024 | |
| 10.31† | Amended and Restated Employment Agreement, by and between nCino OpCo, Inc. and Sean Desmond, entered into and effective February 1, 2025 | 8-K | 001-41211 | 10.1 | February 3, 2025 | |
| 10.32† | Letter Agreement, by and between nCino, Inc. and Pierre Naudé entered into February 1, 2025 | 8-K | 001-41211 | 10.2 | February 3, 2025 | |

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 10.33 | Cooperation Agreement, dated February 9, 2025, by and between nCino, Inc. and HMI Capital Management, L.P. | 8-K | 001-41211 | 10.1 | February 10, 2025 | |
| 10.34† | Amended and Restated Employment Agreement with April Rieger | 10-Q | 001-41211 | 10.1 | May 28, 2025 | |
| 10.35 | Second Amendment to Office Lease (New Building) by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated January 30, 2026 | | | | | X |
| 10.36 | Fourth Amendment to Office Lease (Existing Building) by and between nCino, Inc. and Cloud Real Estate Holdings, LLC, dated January 30, 2026 | | | | | X |
| 19.1 | nCino, Inc. Insider Trading Policy | | | | | X |
| 21.1 | List of subsidiaries of nCino, Inc. | | | | | X |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm | | | | | X |
| 31.1 | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 31.2 | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 32.1* | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 32.2* | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 97.1 | nCino, Inc. Policy on Recoupment of Incentive Compensation | | | | | X |
| 101.INS | Inline XBRL Instance Document | | | | | X |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | | | | | X |

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | | X |
| 101.DEF | Inline XBRL Extension Definition | | | | | X |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | | X |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | | X |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) | | | | | X |

+     Certain schedules and exhibits to this agreement have been omitted pursuant to Items 601(a)(5) of Regulation S-K, and the Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule and/or exhibit upon request.

†     Management contract, compensatory plan or arrangement.

++     Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

*     The certifications furnished in Exhibit 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates by reference.

## Item 16. Form 10-K Summary

Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**nCino, Inc.**

Date: March 31, 2026

By: /s/ Sean Desmond

Sean Desmond

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 31, 2026

By: /s/ Gregory D. Orenstein

Gregory D. Orenstein

Chief Financial Officer & Treasurer

(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Sean Desmond<br>Sean Desmond | President and Chief Executive Officer (Principal Executive Officer) | March 31, 2026 |
| /s/ Gregory D. Orenstein<br>Gregory D. Orenstein | Chief Financial Officer & Treasurer (Principal Financial Officer) | March 31, 2026 |
| /s/ Jeanette Sellers<br>Jeanette Sellers | SVP – Accounting & Controllership (Principal Accounting Officer) | March 31, 2026 |
| /s/ Pierre Naudé<br>Pierre Naudé | Chairman of the Board (Chairman of the Board) | March 31, 2026 |
| /s/ Jon Doyle<br>Jon Doyle | Director | March 31, 2026 |
| /s/ Diego Dugatkin<br>Diego Dugatkin | Director | March 31, 2026 |
| /s/ Pam Kilday<br>Pam Kilday | Director | March 31, 2026 |
| /s/ Justin Nyweide<br>Justin Nyweide | Director | March 31, 2026 |
| /s/ William Ruh<br>William Ruh | Director | March 31, 2026 |
| /s/ William Spruill<br>William Spruill | Director | March 31, 2026 |
| /s/ Andy Yasutake<br>Andy Yasutake | Director | March 31, 2026 |

(THIS PAGE INTENTIONALLY LEFT BLANK)



We're building the leading independent working capital finance servicer worldwide, and nCino will enable us to move quickly toward this goal. The platform will allow us to standardize operations as we expand into new geographies. With nCino, we can scale efficiently across global markets while maintaining operational consistency that's critical to our success.

**Carlos Torrens**
Chief Technology Officer
Baghdadi Capital



When we saw the tangible results nCino delivered for our commercial business – faster processing, improved customer satisfaction, more efficient operations – growing the relationship to other areas became a logical step to consider.

Executive Vice President and Chief Information Officer, Eastern Bank



"We chose nCino because it was the only platform that truly enables end-to-end transformation and not isolated improvements.

**Shane Greenleaf**
Chief Executive Officer
Luana Savings Bank





# Powering a New Era
## in financial Services